Form 10-K405, Exhibit 13
period 1998-12-31
ALLEGIANCE TELECOM INC
filed 1999-03-30
CIK 1058703

                                                                    EXHIBIT 13.1



                            ALLEGIANCE TELECOM, INC.

                   PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

Selected Financial Data

(dollars in thousands, except share and per share information)

The selected consolidated financial data presented below as of and for the year ended December 31, 1998, and as of and for the period from inception (April 22, 1997) through December 31, 1997, were derived from the audited consolidated financial statements of the Company and should be read in conjunction with "Management's Discussion & Analysis of Financial Condition & Results of Operations" and the Company's audited financial statements and the notes thereto contained elsewhere in this annual report.

                                                                                              Period from
                                                                                                Inception
                                                                                        (April 22, 1997),
                                                                            Year Ended            through
                                                                           December 31,      December 31,
                                                                                   1998              1997
                                                                         --------------    --------------
Statement of Operations Data:
Revenue                                                                  $      9,786.2    $          0.4
Network                                                                         9,528.8             151.2
Selling, general and administrative                                            46,089.4           3,425.9
Management ownership allocation charge                                        167,311.9                --
Noncash deferred compensation                                                   5,307.2             209.9
Depreciation and amortization                                                   9,002.8              12.7
                                                                         --------------    --------------
Loss from operations                                                         (227,453.9)         (3,799.3)
Interest income                                                                19,917.4             111.4
Interest expense                                                              (38,951.7)               --
                                                                         --------------    --------------
Net loss                                                                     (246,488.2)         (3,687.9)
Accretion of redeemable preferred stock and warrant values                    (11,971.4)         (3,814.2)
                                                                         --------------    --------------
Net loss applicable to common stock                                      $   (258,459.6)   $     (7,502.1)
                                                                         ==============    ==============
Net loss per share, basic and diluted                                    $       (10.53)   $   (17,610.68)
                                                                         ==============    ==============
Weighted average number of shares outstanding, basic and diluted             24,550,346               426
                                                                         ==============    ==============

                                                                          <<p33



                                                                                     As of December 31,
                                                                           ----------------------------
                                                                                1998            1997
                                                                           ------------    ------------
Balance Sheet Data:
                                                                           ------------    ------------
Cash and cash equivalents                                                  $  262,501.7    $    5,726.4
Short-term investments                                                        143,389.7              --
Short-term investments, restricted(1)                                          25,542.8              --
Working capital(2)                                                            366,162.7         2,046.2
Property and equipment, net of accumulated depreciation and amortization      144,860.0        23,899.9
Long-term investments, restricted(1)                                           36,699.2              --
Total assets                                                                  637,874.3        30,047.0
Long-term debt                                                                471,652.1              --
Redeemable cumulative convertible preferred stock                                    --        33,409.4
Redeemable warrants                                                             8,634.1              --
Stockholders' equity (deficit)                                                110,429.6        (7,292.1)
                                                                           ------------    ------------

Other Financial Data:
                                                                           ------------    ------------
EBITDA(3)                                                                  $  (45,832.0)   $   (3,576.7)
Net cash used in operating activities                                         (17,269.8)       (1,942.9)
Net cash used in investing activities                                        (319,170.4)      (21,926.0)
Net cash provided by financing activities                                     593,215.5        29,595.3
Capital expenditures                                                         (113,538.7)      (21,926.0)
                                                                           ------------    ------------


(1) Reflects the purchase of U.S. government securities, which have been placed in a pledge account, to fund the first three years' interest payments on the 12 7/8% Senior Notes due 2008, the first semiannual installment of which was paid in November 1998. The securities are stated at their accreted value, which approximates fair value, and are classified as short-term and long-term based upon the maturity dates of each of the securities at the balance sheet date.

(2) Working capital was calculated as total current assets, less restricted short-term investments, less total current liabilities.

(3) EBITDA consists of earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and non-cash deferred compensation. While not a measure under generally accepted accounting principles, EBITDA is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. Although EBITDA should not be construed as a substitute for operating income (loss) determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet future debt service, capital expenditure and working capital requirements. The calculation of EBITDA does not include the commitments of the Company for capital expenditures and payment of debt and should not be deemed to represent funds available to the Company. See "Management's Discussion & Analysis of Financial Condition & Results of Operations" for a discussion of the financial operations and liquidity of the Company as determined in accordance with generally accepted accounting principles.

p34>>


Management's Discussion & Analysis of  Financial Condition & Results of
Operations

Overview

Allegiance is a competitive local exchange carrier (CLEC), seeking to be a premier provider of telecommunications services to business, government and other institutional users in major metropolitan areas across the United States. Allegiance offers an integrated set of telecommunications products and services including local exchange, local access, domestic and international long distance, data and a full suite of Internet services. Its principal competitors are incumbent local exchange carriers (ILECs), such as the regional Bell operating companies and GTE Corporation operating units.

Allegiance is developing its networks throughout the U.S., using what it refers to as a "Smart Build" approach. In contrast to the traditional network build-out strategy under which carriers install their own telecommunications switch in each market and then construct their own fiber optic networks to reach customers, Allegiance installs its own switch in each market but then leases other elements of the network from the ILECs. The Smart Build strategy specifically involves:

o leasing existing ILEC copper wire connections throughout a local market area, also called the "local loop," which connect customers to the central offices, or "hubs," of an ILEC network; and

o installing, or physically locating, transmission equipment in these central offices to route customer traffic through them to Allegiance's own switch.

Locating equipment at ILEC facilities, also known as "collocation," is central to the success of the Smart Build strategy. By collocating, Allegiance has the ability to lease, on a monthly or long-term basis, local loop and other network elements owned by the ILEC. This enables Allegiance to reach a wide range of customers without having to build network connections to each one of them.

Management believes that the Smart Build approach offers a number of competitive advantages over the traditional build-out strategy by allowing Allegiance to:

o accelerate market entry by nine to 18 months by eliminating or at least deferring the need for city franchises, rights-of-way and building access;

o reduce initial capital expenditures in each market, allowing Allegiance to focus its initial capital resources on the critical areas of sales, marketing, and operations support systems, instead of on constructing extensive fiber optic networks to each customer;

o improve return on capital by generating revenue with a smaller capital investment;

o defer capital expenditures for network assets to the time when revenue generated by customer demand is available to finance such expenditures; and

o address attractive service areas selectively throughout target markets and not just in those areas where Allegiance owns network transmission facilities.

                                                                          <<p35


Once traffic volume justifies further investment, Allegiance may then construct its own fiber network or lease unused fiber to which Allegiance adds its own electronic transmission equipment. This unused fiber is known as "dark fiber," because no light is transmitted through it while it is unused. Allegiance believes that dark fiber is readily available in most major markets.

Allegiance has rapidly deployed its networks since commencing service in December 1997 and was operating in nine markets across the U.S. as of the end of 1998, and 11 as of March 15, 1999. Allegiance has had significant success in selling its services to customers, with approximately 86,500 lines sold during 1998. The table below provides selected key operational data:

                                               As of December 31,
                                             --------------------

                                                   1998     1997
                                             -----------   ------
Markets served                                         9       --

Number of switches deployed                            7       --

Central office collocations                          101       --

Addressable market (business lines)          3.6 million       --

Lines sold                                        86,500       20

Lines installed                                   47,700        9

Sales force employees                                295       --

Total employees                                      649       40
                                             -----------   ------

Allegiance does not begin to develop a new market until it has raised the capital that it projects to be necessary to build its network and operate that market to the point at which operating cash flow from the market is sufficient to fund such market's operating costs and capital expenditures.

Results of Operations

Allegiance commenced operations in August 1997. During the period from August to December 1997, Allegiance did not sell any services or open any markets. Instead, substantial effort was devoted to developing business plans, initiating applications for governmental authorizations, hiring management and other key personnel, working on the design and development of local exchange telephone networks and operations support systems, acquiring equipment and facilities, and negotiating interconnection agreements. Allegiance initiated service by buying phone lines at wholesale prices and then reselling them to nine "beta" customers in Dallas during December 1997, generating only $400 of revenue for that period. Given that Allegiance has significantly increased its customer base and geographic markets from the commencement of operations in Dallas during 1997, comparisons of 1998 results with those of 1997 are not meaningful.

Allegiance first provided service using its own switch and transmission equipment in April 1998 to customers in New York City. Throughout the remainder of 1998, it initiated facilities-based services in Atlanta, Boston, Chicago, Dallas, Fort Worth, Los Angeles, Oakland and San Francisco. In January 1999, Allegiance announced that it was operational in Philadelphia. In March 1999, Allegiance announced that it was operational in Washington, D.C., including suburban Maryland and Virginia. Allegiance expects to become operational in San Jose during the first quarter of 1999. Allegiance plans to open five additional markets during 1999 for which it has already raised the necessary capital.

p36>>



Although Allegiance initiated resale services in Dallas in 1997, Allegiance sales teams have focused their efforts almost exclusively on selling services that require the use of Allegiance facilities. Allegiance earns significantly higher margins by providing facilities-based services instead of resale services. During the fourth quarter of 1998, facilities-based lines represented 91% of all lines sold and 83% of all lines installed, as compared to 86% and 73% for the third quarter of 1998 and 51% and 17% for the second quarter of 1998, respectively. For the full year, 67,100 facilities-based lines were sold, and 30,500 of those were installed. Resale lines sold during 1998 totaled 19,400, of which 17,200 were installed. Allegiance continues to emphasize the sale of facilities-based services and lines. We estimate that the proportion of customer lines for which we simply resell service provided by other carriers will continue to decline to the point that, eventually, no more than 5% of all lines Allegiance sells will be resale lines.

During 1998, Allegiance generated $9.8 million of revenue. The majority, $6.9 million, was local service revenue consisting of:

o    the monthly recurring charge for basic service;

o    usage-based charges for local calls in certain markets;

o    charges for vertical services, such as call waiting and call forwarding;
     and

o to a lesser extent, non-recurring charges, such as charges for additional lines for an existing customer.

Access charges, which we earn by connecting Allegiance local service customers to their selected long distance carriers for outbound calls or by delivering inbound long distance traffic to Allegiance local service customers, accounted for $2.2 million of Allegiance's 1998 revenues. Approximately 20% of Allegiance's local service customers have chosen Allegiance as their long distance carrier. Long distance revenues during 1998 amounted to $.7 million. All other sources of revenue accounted for approximately $10,000 during 1998.

During 1998, Allegiance recognized an insignificant amount of revenue from "reciprocal compensation" generated by having customers of other local exchange carriers calling Internet service providers that are Allegiance customers. Allegiance had no revenue from reciprocal compensation during 1997. Given the uncertainty as to whether reciprocal compensation should be payable in connection with calls to Internet service providers, Allegiance recognizes such revenue only when realization of it is certain, which in most cases will be upon receipt of cash.

ILECs around the country have been contesting whether the obligation to pay reciprocal compensation to CLECs should apply to local telephone calls from an ILEC's customers to Internet service providers served by CLECs. The ILECs claim that this traffic is interstate in nature and therefore should be exempt from compensation arrangements applicable to local, intrastate calls. CLECs have contended that the interconnection agreements provide no exception for local calls to Internet service providers and reciprocal compensation is therefore applicable. Currently, over 25 state commissions and several federal and state courts have ruled that reciprocal compensation arrangements do apply to calls to Internet service providers, and no jurisdiction has ruled to the contrary. Certain of these rulings are subject to appeal. Additional disputes over the appropriate treatment of Internet service provider traffic are pending in other states. On February 26, 1999, the FCC released a Declaratory Ruling determining that Internet service provider traffic is interstate for jurisdictional purposes, but that its current rules neither require nor prohibit the payment of reciprocal compensation for such calls. In the absence of a federal rule, the FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements, and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements. The FCC also requested comment on alternative federal rules to govern compensation for such calls in the future. In response to the FCC ruling, some regional Bell operating companies have asked state commissions to reopen previous decisions requiring the payment of reciprocal compensation on Internet service provider calls. Allegiance anticipates that Internet service providers will be among its target customers, and adverse decisions in state proceedings could limit its ability to service this group of customers profitably.

                                                                          <<p37



The revenue yield, or revenue generated per line per month, was approximately $56.00 for all of 1998. Allegiance received orders for lines from certain Internet service providers during the fourth quarter of 1998. As these lines are installed, the current mix between end-user retail lines and Internet service provider wholesale lines will change. However, the switch capacity used for the Internet service provider lines will be well below Allegiance's policy limit of 20%. Internet service provider wholesale lines typically generate approximately half the revenue yield, excluding the reciprocal compensation component of revenue, of that provided by an end-user retail line. The revenue yield may decline during the first half of 1999 as a result of the change in the mix. However, data and Internet services such as frame relay (a high speed data service used to transmit data between computers), dedicated and dial-up access to the Internet, web page design, e-mail and domain name service, which we introduced in December 1998, may partially, or perhaps completely, offset the reduction anticipated from the receipt of those orders.

Although our primary focus is on serving higher-margin, higher revenue-generating end-user lines, significant Internet wholesale line orders, such as those received during the fourth quarter of 1998, contribute positively to gross margin (even excluding the reciprocal compensation component of revenue). For this reason, we will accept such orders in the future but do not plan to allow the installation of such lines to constitute more than 20% of our switch capacity.

During 1998, Allegiance did not have sales of or revenue from installation of customer premise equipment. Allegiance did not have revenue from system integration activities, wireless, data or Internet services. Allegiance does not plan to sell customer premise equipment or wireless services in the foreseeable future.

Acquisitions during 1999 may increase revenues and revenue yield. Allegiance has had discussions and will continue to have discussions in the foreseeable future, concerning potential acquisitions of Internet service providers and other providers of telecommunications services.

In January 1999, Allegiance announced that it had successfully achieved "electronic bonding" between certain aspects of its operations support systems and those of Bell Atlantic relating to the New York City market. The systems that we currently use to switch customers from their existing carrier to Allegiance and to begin providing them service generally require multiple entries of customer information by hand and are exchanged by fax with the ILEC. Electronic bonding is a method in which manual processing and faxing of information is replaced with electronic processing, where our computer systems and those of other carriers communicate directly. The manual approach that we must use in the absence of electronic bonding not only is labor intensive but also creates numerous opportunities for:

o    errors in providing new service and billing;

o    service interruptions;

o    poor customer service; and

o    increased customer turnover.

These problems create added expenses and decrease customer satisfaction.

Without electronic bonding, confirmation of receipt and installation of orders has taken from two business days to one month. Electronic bonding is expected to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed. During 1999, Allegiance expects to electronically bond with Bell Atlantic in other markets and with other ILECs and extend the functionality of the electronic bonding to pre-ordering, billing and certain customer service processes. Currently, Allegiance and Bell Atlantic are testing electronic bonding in Boston. Allegiance and Southwestern Bell are now in the process of testing electronic bonding in the Dallas market. The early results of these efforts have been encouraging. For example, electronic bonding with Southwestern Bell so far has not required a significant change to the software coding written on behalf of Allegiance for the Bell Atlantic electronic bonding. Allegiance and Pacific Bell are discussing the possibility of using this same template to pass service requests between these parties. Ameritech has also contacted us regarding the initiation of a project to electronically bond.

p38>>


Network expenses increased from $.2 million in 1997 to $9.5 million in 1998. This sharp increase is consistent with the deployment of our networks and initiation and growth of our services during 1998. Network expenses represent:

o the cost of leasing high-capacity digital lines that interconnect Allegiance's network with ILEC networks;

o the cost of leasing high-capacity digital lines that connect Allegiance's switching equipment to Allegiance transmission equipment located in ILEC central offices;

o the cost of leasing local loop lines, that connect Allegiance's customers to Allegiance's network;

o the cost of leasing space in ILEC central offices for collocating Allegiance transmission equipment; and

o    the cost of leasing Allegiance's nationwide Internet network.

The costs to lease local loop lines and high-capacity digital lines from the ILECs vary by ILEC and are regulated by state authorities under the Telecommunications Act of 1996. Allegiance believes that, in many instances, there are multiple carriers in addition to the ILEC from which it can lease high capacity lines and that Allegiance can generally lease those lines at lower prices than are charged by the ILEC. Allegiance expects that the costs associated with these leases will increase with customer volume and will be a significant part of its ongoing cost of services. The cost of leasing switch sites is also a significant part of Allegiance's ongoing cost of services.

On January 25, 1999, the United States Supreme Court reaffirmed the FCC's broad authority to issue rules implementing the Telecommunications Act of 1996, although it did vacate a rule determining which network elements the ILECs must provide to competitors on an unbundled basis. Allegiance, however, leases only the basic unbundled network elements from the ILEC and therefore does not expect reconsideration of the unbundling rules to have an adverse effect on its Smart Build strategy.

Nevertheless, the FCC likely will conduct additional rulemaking proceedings to conform to the Supreme Court's interpretation of the law and these proceedings may result in further judicial review.

In constructing its initial switching and transmission equipment for a new market, Allegiance capitalizes only the non-recurring charges associated with its initial network facilities and the monthly recurring costs of those network facilities until the switching equipment begins to carry revenue-producing traffic. Typically, the charges for just one to two months are capitalized. We expense the monthly recurring and non-recurring costs resulting from the growth of existing collocation sites, and the costs related to expansion of the network to additional collocation sites in operational markets as we incur these charges.

In an effort to reduce network expenses, Allegiance is moving to the next stage of its Smart Build strategy in New York City and Dallas by entering into leases for dark fiber to which Allegiance is installing its own electronic equipment. These leases are accounted for as capital leases. In New York City, Allegiance has entered into an agreement to lease three rings of dark fiber in Manhattan, with an extension into Brooklyn. In the Dallas market, Allegiance has reached an agreement to lease one ring of dark fiber in Dallas County. Allegiance anticipates that any future dark fiber leases will have roughly similar terms and conditions, and therefore it is likely that such additional dark fiber leases, if any, will also be accounted for as capital leases.

We expect "reciprocal compensation" costs to be a major portion of our cost of services. Allegiance must enter into an interconnection agreement with the ILEC in each market to make widespread calling available to Allegiance's customers. These agreements typically set the cost per minute to be charged by each party for the calls that are exchanged between the two carriers' networks. Generally, a carrier must compensate another carrier when a local call by the first carrier's customer terminates on the second carrier's network. These reciprocal compensation costs will grow for Allegiance as its customers' outbound call volume grows. We expect, however, to generate increased revenue from the ILECs as inbound calling volume to our customers increases. If our customers' outbound call volume is equivalent to their inbound call volume, our interconnection costs paid to the ILECs will be substantially offset by the interconnection revenues we receive from them.

                                                                          <<p39


The cost of securing long distance service capacity will increase as Allegiance's customers' long distance calling volume increases. Allegiance expects that these costs will be a significant portion of its cost of long distance services. Allegiance has entered into one resale agreement with a long distance carrier to provide Allegiance with the ability to provide our customers with long distance service. Allegiance expects to enter into resale agreements for long distance service with other carriers in the future. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Allegiance's existing resale agreement, however, does not contain a minimum volume commitment. If Allegiance agrees to minimum volume commitments and fails to meet them, it may be obligated to pay underutilization charges. Under most of these agreements, if a company underestimates its need for transmission capacity and exceeds the maximum amount agreed to under such agreements, it may be required to obtain capacity through more expensive means.

Allegiance leases high-capacity digital lines which comprise its Internet network, which currently has servers in New York, Dallas and San Francisco. The costs of these lines will increase as Allegiance opens new markets and connects the additional markets to its Internet network.

Selling, general and administrative expenses increased to $46.1 million in 1998 from just $3.4 million in 1997, which is primarily due to the growth of our business. Selling, general and administrative expenses include salaries and related personnel costs, facilities costs and legal and consulting fees. The number of employees increased to 649 as of December 31, 1998, from 40 as of December 31, 1997. As of December 31, 1998, the sales force, including sales managers and sales administrators, had grown to 295. Allegiance did not employ any account executives, major account managers or sales engineers prior to January 1998. During 1999, Allegiance expects the number of its sales personnel to grow significantly. Allegiance currently does not use agents to sell its services, nor does it currently use any print or other media advertising campaigns. As Allegiance continues to grow in terms of number of customers and call volume, we expect that ongoing expenses for customer care and billing will increase.

The magnitude of our net loss for 1998 is principally due to the management ownership allocation charge, a non-cash charge to income. Allegiance's original private equity fund investors and its original management team investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance Telecom, LLC, an entity that owned substantially all of Allegiance's outstanding capital stock prior to Allegiance's initial public offering of its common stock. As a result of this offering, the assets of Allegiance Telecom, LLC, which consisted almost entirely of such capital stock, were distributed to the original fund investors and management investors in accordance with the Allegiance Telecom, LLC limited liability company agreement. This agreement provided that the equity allocation between the fund investors and management investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering. Under generally accepted accounting principles, Allegiance recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital. Of this charge, we recorded $122.5 million as a non-cash, non-recurring charge to operating expense and $71.0 million as a deferred management ownership allocation charge. We amortized $44.8 million of the deferred charge in 1998. We will further amortize this deferred charge at $18.8 million, $7.2 million and $.2 million during 1999, 2000, and 2001, respectively. This period is the timeframe over which Allegiance has the right to repurchase the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated.

In addition to the above expenses, Allegiance recognized $5.3 million and $.2 million amortization of deferred stock compensation expense for the years ended December 31, 1998 and 1997, respectively, also non-cash charges. Such deferred compensation was recorded in connection with membership units of Allegiance Telecom, LLC sold to certain management employees and grants to employees under Allegiance's 1997 Stock Option Plan made prior to Allegiance's initial public offering of common stock.

Depreciation expense increased from approximately $13,000 in 1997 to $9.0 million in 1998, consistent with the completion of Allegiance's networks and initiation of services in nine markets by December 31, 1998.

p40>>



Interest expense for the year ended December 31, 1998, was $39.0 million. There was no interest expense incurred during 1997. Interest expense recorded during 1998 reflects: the issuance on February 3, 1998, of 11 3/4% Senior Discount Notes due 2008, and the issuance on July 7, 1998, of 12 7/8% Senior Notes due 2008. See "Liquidity and Capital Resources" on page 41 for a discussion of these note offerings. Allegiance capitalizes a portion of its interest costs as part of the construction cost of its networks, in accordance with Statement of Financial Accounting Standards No. 34. The amount of interest capitalized during 1998 was $2.8 million. No interest was capitalized during 1997. Interest income during 1998 and 1997 was $19.9 million and $.1 million, respectively, resulting from the investment of excess cash and from U.S. government securities that we purchased and placed in a pledge account to secure the semiannual payments of interest through May 2001 on the 12 7/8% Senior Notes due 2008.

Allegiance has recorded the potential redemption value of its redeemable warrants in the event that they are redeemed at fair market value in February 2008. Amounts are accreted using the effective interest method and management's estimates of the future fair market value of such warrants when redemption is first permitted. Amounts accreted increase the recorded value of such warrants on the balance sheet and result in a non-cash charge to increase the net loss applicable to Allegiance's common stock. Accretion of $.5 million related to the redeemable warrants has been recorded for the year ending December 31, 1998.

Until the consummation of Allegiance's initial public offering of common stock, Allegiance also recorded the potential redemption values of its redeemable convertible preferred stock, in the event that they would be redeemed at fair market value in August 2004. At the time of the initial public offering, such preferred stock was converted into common stock. Accordingly, the amounts accreted for the redeemable convertible preferred stock were reclassified as an increase to additional paid-in capital in the stockholders' equity section of the balance sheet, and there has been, and will be, no additional accretion of redeemable convertible preferred stock values beyond that point in time. Accretion related to the redeemable convertible preferred stock of $11.5 million was recorded for the year ending December 31, 1998, and $3.8 million was recorded for the period from inception to December 31, 1997.

Our net loss for 1998, after the non-cash, one-time management allocation charge and amortization of deferred compensation and a portion of the deferred management allocation charge, but before the accretion of the redeemable convertible preferred stock and redeemable warrants, was $246.5 million and was $3.7 million for the period from inception to December 31, 1997. After deducting accretion of preferred stock and warrant values, the net loss applicable to common stock was $258.5 million and $7.5 million for the year ended December 31, 1998, and for the period from inception to December 31, 1997, respectively.

Many securities analysts use the measure of earnings before deducting interest, taxes, depreciation and amortization, also commonly referred to as "EBITDA," as a way of evaluating a company. Allegiance had negative EBITDA of $45.8 million and $3.6 million for the year ended December 31, 1998, and for the period from inception to December 31, 1997, respectively. In calculating EBITDA, Allegiance also excludes the non-cash charges to operations for management ownership allocation charge and deferred stock compensation expense totaling $172.6 million and $.2 million for the year ended December 31, 1998 and for the period from inception to December 31, 1997, respectively.

Allegiance expects to continue to experience increasing operating losses and negative EBITDA as a result of its development activities and as it expands its operations. Allegiance does not expect to achieve positive EBITDA in any market until at least its second year of operation in such market.

                                                                          <<p41


Liquidity and Capital Resources

Allegiance's financing plan is predicated on the prefunding of each market's expansion to positive free cash flow. By using this approach, Allegiance avoids being in the position of seeking additional capital to fund a market after Allegiance has already made significant capital investment in that market. We believe that by raising all required capital prior to making any commitments in a market, we can raise capital on more favorable terms and conditions.

Allegiance plans to establish networks in the 24 largest U.S. metropolitan markets. We estimate that we will need approximately $750 million to $850 million to construct these networks and fund our operating losses in these markets to the point of positive free cash flow. We have raised approximately $553.7 million in total capital since our inception. We believe that the proceeds from our current capital raising efforts, together with existing capital resources, will be sufficient to prefund market deployment in all of our 24 targeted markets.

We may decide to seek additional capital in the future to expand our business and sources of additional financing may include vendor financing and/or the private or public sale of Allegiance's equity or debt securities. We cannot ensure, however, that such financing will be available at all or on terms acceptable to Allegiance, or that Allegiance's estimate of additional funds required is accurate.

The actual amount and timing of Allegiance's future capital requirements may differ materially from its estimates as a result of, among other things:

o    the cost of the development of its networks in each of its markets;

o a change in or inaccuracy of its development plans or projections that leads to an alteration in the schedule or targets of its rollout plan;

o the extent of price and service competition for telecommunications services in its markets;

o    the demand for its services;

o regulatory and technological developments, including additional market developments and new opportunities, in Allegiance's industry; and

o    the consummation of acquisitions.

Allegiance's cost of rolling out its networks and operating its business, as well as its revenues, will depend on a variety of factors, including:

o    its ability to meet its rollout schedules;

o    its ability to negotiate favorable prices for purchases of equipment;

o its ability to develop, acquire and integrate the necessary operations support systems and other back office systems;

o    the number of customers and the services for which they subscribe;

o    the nature and penetration of new services that Allegiance may offer; and

o    the impact of changes in technology and telecommunication regulations.

As such, actual costs and revenues may vary from expected amounts, possibly to a material degree and such variations are likely to affect Allegiance's future capital requirements.

Allegiance initially raised approximately $50.1 million from certain members of the Allegiance management team and from affiliates of four private equity investment funds with extensive experience in financing telecommunications companies: Madison Dearborn Capital Partners, Morgan Stanley Capital Partners, Frontenac Company and Battery Ventures.

p42>>



On February 3, 1998, Allegiance raised gross proceeds of approximately $250.5 million in an offering of 445,000 units, each unit consisting of one 11 3/4% note and one redeemable warrant to purchase .0034224719 shares of common stock at an exercise price of $.01 per share, subject to certain antidilution provisions. Net proceeds of approximately $240.7 million were received from this offering. Of the gross proceeds, $242.3 million was allocated to the value of the 11 3/4% notes, and $8.2 million was allocated to the redeemable warrants.

The 11 3/4% notes have a principal amount at maturity of $445.0 million and an effective interest rate of 12.45%. The 11 3/4% notes mature on February 15, 2008. From and after February 15, 2003, interest on such notes will be payable semi-annually in cash at the rate of 11 3/4% per annum. The accretion of original issue discount will cause an increase in indebtedness from December 31, 1998, to February 15, 2008, of $174.5 million.

Allegiance completed the initial public offering of its common stock and the offering of the 12 7/8% notes early in the third quarter of 1998. Allegiance raised net proceeds of approximately $124.8 million from the offering of these notes and approximately $137.8 million from its initial public offering of common stock.

The 12 7/8% notes mature on May 15, 2008. Interest on these notes is payable in cash semi-annually, commencing November 15, 1998. The 12 7/8% notes were sold at less than par, resulting in an effective rate of 13.24%, and the value of the 12 7/8% notes is being accreted, using the effective interest method, from the $200.9 million gross proceeds realized at the time of the sale to the aggregate value at maturity, $205.0 million, over the period ending May 15, 2008. In connection with the sale of the 12 7/8% notes, Allegiance purchased U.S. government securities for approximately $69.0 million and placed them in a pledge account to fund interest payments for the first three years the 12 7/8% notes are outstanding. The first interest payment was made in November 1998. Such U.S. government securities are reflected in the balance sheet as of December 31, 1998, at accreted value of approximately $62.2 million, $25.5 million of which we classified as current assets and $36.7 million of which we classified in other non-current assets.

Allegiance expended $21.9 million and $113.5 million during 1997 and 1998, respectively, for property, plant, equipment, software and hardware necessary in deploying its networks in nine markets and providing operations and other support systems necessary in conducting its business. Allegiance also used capital during 1998 to fund its operations; excess cash was used to purchase short-term investments and money market investments.

On December 31, 1998, Allegiance transmission equipment was collocated in 101 ILEC central offices. Allegiance anticipates that it will more than double the number of collocations during 1999. As of December 31, 1998, Allegiance had committed $17.1 million of its capital for switching equipment and switch facilities and $3.2 million for dark fiber leases. Under Allegiance's current business plans, it plans to make approximately $250 million in capital expenditures in 1999, including approximately $227 million for switching equipment, switch and sales facilities, transmission equipment and collocation facilities.

As of December 31, 1998, Allegiance had approximately $405.9 million of cash and short-term investments. This amount excludes the restricted U.S. government securities that have been placed in a pledge account. Allegiance believes, based on its business plan, that the net proceeds from its current capital raising efforts and previous capital raising activities will be sufficient to prefund its market deployment in all of its 24 targeted markets to the point of positive free cash flow in each of these markets.

On March 19, 1999, Allegiance announced that it intends to offer shares of its common stock in an underwritten primary offering. On that date, Allegiance also announced that it had entered into a letter agreement with Goldman Sachs Credit Partners L.P., TD Securities (USA) Inc. and Morgan Stanley Senior Funding, Inc. to arrange a seven year senior secured revolving credit facility for a subsidiary of Allegiance Telecom, Inc. These banks have received commitments for this facility aggregating in excess of $200.0 million from various lenders. These commitments remain subject to various conditions, including the negotiation and execution of a definitive credit agreement. This revolving facility would be available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets by Allegiance's operating subsidiaries. Borrowings under the facility will not be available to us until we reach certain financial and operating objectives, and then will only be available to the extent we have achieved certain further objectives and have maintained certain financial ratios and covenants. Based on Allegiance's current business plan, we do not expect to draw on the facility until year 2000.

                                                                         <<p43


The facility will be structurally senior to all of Allegiance's 12 7/8% notes and 11 3/4% notes issued in 1998. The lenders will have a first priority security interest in all of the assets of the Allegiance operating subsidiaries and the stock of the Allegiance borrowing subsidiary. Interest rates under the facility will be tied to the level of debt compared to consolidated EBITDA and is initially expected to be the London Interbank Offering Rate + 3.75%. The commitment fee on the undrawn portion of the facility is initially expected to be 1.50% of the total amount of the facility, with step-downs based on utilization. The facility will also be subject to certain representations, warranties, covenants and events of default customary for credits of this nature and otherwise agreed upon by the parties. We expect that this facility will close in April 1999.

Impact of the Year 2000

The "year 2000" issue generally describes the various problems that may result from the improper processing of dates and date-sensitive transactions by computers and other equipment as a result of computer hardware and software using two digits to identify the year in a date. If a computer program or other piece of equipment fails to properly process dates including and after the year 2000, date-sensitive calculations may be inaccurate. The failure to process dates could result in network and system failures or miscalculations causing disruptions in operations, including, among other things, a temporary inability to process transactions, send invoices or engage in other routine business activities.

The Alliance for Telecommunications Industry Solutions recently tested the U.S. phone system and found no year 2000-related anomalies in the interconnected networks. AT&T and Sprint joined Ameritech, GTE and US West in the Network Testing Committee year 2000 efforts recently completed. The tests focused specifically on the Signaling System 7 and local number portability systems and possible disruptions on December 31, 1999. The Network Testing Committee said it tested call processing, mass calling events and potential network congestion, cross network service call completion and credit card and calling card validation. The Alliance plans to analyze the test in more detail in April 1999.

State of Readiness > Generally, Allegiance has identified two areas for year 2000 review: internal systems and operations, and external systems and services. As a new enterprise, Allegiance does not have older systems that are not year 2000 ready. As it develops its network and support systems, Allegiance intends to ensure that all systems will be year 2000 ready. Allegiance is purchasing its operations support systems with express specifications, warranties and remedies that all systems be year 2000 ready. In addition, Allegiance requires all vendors supplying third-party software and hardware to warrant year 2000 readiness. However, there can be no assurance, until the year 2000, that all systems will then function adequately. Also, Allegiance intends to sell its telecommunications services to companies that may rely upon computerized systems to make payments for such services and to interconnect certain portions of its network and systems with other companies' networks and systems. These transactions and interactions could expose Allegiance to year 2000 problems. Allegiance is in the process of conducting a company-wide inventory of all computer systems on which the company relies, both within and outside of Allegiance. This inventory is scheduled to be completed by the end of May 1999. Allegiance will use this inventory to contact its external suppliers, vendors and providers to obtain information about their year 2000 readiness and, based on that information, will assess the extent to which these external information technology and noninformation technology systems, including embedded technology, could cause a material adverse effect on Allegiance's operations in the event that the systems fail to properly process date-sensitive transactions after December 31, 1999.

Allegiance's assessment of its year 2000 readiness will be ongoing as it continues to develop its own operations support systems and becomes reliant on the systems of additional third parties as a result of the geographic expansion of its business into additional markets. As a result, Allegiance may in the future identify a significant internal or external year 2000 issue that, if not remedied in a timely manner, could have a material adverse effect on Allegiance's business, financial condition and results of operations.

p44>>


COSTS TO ADDRESS YEAR 2000 ISSUES > Allegiance has used its internal information technology and other personnel in identifying year 2000 issues. Allegiance does not anticipate any significant costs to make its internal systems year 2000 compliant because it does not expect any remediation to be required and does not expect to make material expenditures for outside consultants to assist Allegiance in its effort to address year 2000 issues. Because no material year 2000 issues have yet been identified in connection with external sources, Allegiance cannot reasonably estimate costs that may be required for remediation or for implementation of contingency plans. As Allegiance gathers information relating to external sources of year 2000 issues, Allegiance will reevaluate its ability to estimate costs associated with year 2000 issues. There can be no assurance that, as additional year 2000 issues are addressed, Allegiance's costs to remediate such issues will be consistent with its historical costs.

RISKS OF YEAR 2000 ISSUES > Allegiance cannot reasonably ascertain the extent of the risks involved in the event that any one system fails to process date-sensitive calculations accurately because it has not identified any material year 2000 issues. Potential risks include:

o    the inability to process customer billing accurately or in a timely manner;

o the inability to provide accurate financial reporting to management, auditors, investors and others;

o litigation costs associated with potential suits from customers and investors;

o delays in implementing other information technology projects, as a result of work by internal personnel on year 2000 issues;

o delays in receiving payment or equipment from customers or suppliers, as a result of their systems' failure; and

o    the inability to occupy and operate in a facility.

Any one of these risks, if it materializes, could have a material adverse effect on Allegiance's business, financial condition or results of operations.

All of Allegiance's information technology and noninformation technology systems and products relating to Allegiance's external issues are manufactured or supplied by other companies outside of Allegiance's control. As a result, we cannot assure you that the systems of any of those companies will be year 2000 ready. In particular, Allegiance will be dependent upon other ILECs, long distance carriers and other companies for interconnection and completion of off-network calls. These interconnection arrangements are material to Allegiance's ability to conduct its business, and failure by any of these providers to be year 2000 ready may have a material adverse effect on Allegiance's business in the affected market. Moreover, although Allegiance has taken every precaution to purchase its internal systems to be fully year 2000 ready, there can be no assurance that every vendor will fully comply with the contract requirements. If some or all of Allegiance's internal and external systems fail or are not year 2000 ready in a timely manner, there could be a material adverse effect on Allegiance's business, financial condition or results of operations.

CONTINGENCY PLANS > Even though Allegiance has not identified any specific year 2000 issues, Allegiance believes that the design of its networks and support systems could provide Allegiance with certain operating contingencies in the event material external systems fail. In all of its markets, however, Allegiance has or intends to establish interconnection agreements with the ILECs and other regional and international carriers. If one of these carriers fails for any reason, including year 2000 problems, there may be little Allegiance can do to mitigate the impact of such a failure on Allegiance's operations. Allegiance has attempted to ensure that its own operating facilities and systems are fully backed up with auxiliary power generators capable of operating all equipment and systems for indeterminate periods should power supplies fail, subject to the availability of fuel to run these generators. Allegiance also has the ability to relocate headquarters and administrative personnel to other Allegiance facilities should power and other services at its Dallas headquarters fail. Because of the inability of Allegiance's contingency plans to eliminate the negative impact that disruptions in ILEC service or the service of other carriers would create, there can be no assurance that Allegiance will not experience numerous disruptions that could have a material effect on Allegiance's operations.

                                                                          <<p45


Report of Independent Public Accountants



To the Board of Directors and Stockholders of Allegiance Telecom, Inc.:

We have audited the accompanying consolidated balance sheets of Allegiance Telecom, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1998, and for the period from inception (April 22, 1997), to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Telecom, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998, and for the period from inception (April 22, 1997), to December 31, 1997, in conformity with generally accepted accounting principles.

                                               ARTHUR ANDERSEN LLP


Dallas, Texas,
February 3, 1999

Allegiance Telecom, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31, 1998 and 1997  (in thousands, except share and per share data)



                                                                                                      1998            1997
                                                                                                  ------------    ------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                         $  262,501.7    $    5,726.4
Short-term investments                                                                               143,389.7              --
Short-term investments, restricted                                                                    25,542.8              --
Accounts receivable (net of allowance for doubtful accounts of
         $577.2 and $0, at December 31, 1998 and 1997, respectively)                                   6,186.6             4.3
Prepaid expenses and other current assets                                                              1,243.2           245.2
                                                                                                  ------------    ------------
         Total current assets                                                                        438,864.0         5,975.9
PROPERTY AND EQUIPMENT (net of accumulated depreciation and amortization
        of $9,015.4 and $12.7 at December 31, 1998 and 1997,respectively)                            144,860.0        23,899.9

OTHER NONCURRENT ASSETS:
Deferred debt issuance costs (net of accumulated amortization of
         $733.7 and $0, at December 31, 1998 and 1997, respectively)                                  16,078.4              --
Long-term investments, restricted                                                                     36,699.2              --
Other assets                                                                                           1,372.7           171.2
                                                                                                  ------------    ------------
         Total other noncurrent assets                                                                54,150.3           171.2
                                                                                                  ------------    ------------
         Total assets                                                                             $  637,874.3    $   30,047.0
                                                                                                  ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable                                                                                  $   20,981.7    $    2,261.7
Accrued liabilities and other current liabilities                                                     26,176.8         1,668.0
                                                                                                  ------------    ------------
         Total current liabilities                                                                    47,158.5         3,929.7
LONG-TERM DEBT                                                                                       471,652.1              --
REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK, $.01 par value,
     0 and 40,498,062 shares authorized, 0 and 40,498,062 shares issued
     and outstanding at December 31, 1998 and 1997, respectively                                            --        33,409.4

REDEEMABLE WARRANTS                                                                                    8,634.1              --
COMMITMENTS AND CONTINGENCIES (see Notes 6 and 8)
STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $.01 par value, 1,000,000 and 0 shares authorized, no shares issued
    or outstanding at December 31, 1998 and 1997, respectively                                              --              --
Common stock, $.01 par value, 150,000,000 and 42,629,965 shares authorized, 50,341,554
    and 426 shares issued and outstanding at December 31, 1998 and 1997, respectively                    503.4              --
Additional paid-in capital                                                                           416,729.9         3,008.4
Deferred compensation                                                                                (14,617.3)       (2,798.4)
Deferred management ownership allocation charge                                                      (26,224.7)             --
Accumulated deficit                                                                                 (265,961.7)       (7,502.1)
                                                                                                  ------------    ------------
         Total stockholders' equity (deficit)                                                        110,429.6        (7,292.1)
                                                                                                  ------------    ------------
         Total liabilities and stockholders' equity (deficit)                                     $  637,874.3    $   30,047.0
                                                                                                  ============    ============



The accompanying notes are an integral part of these consolidated financial statements.

                                                                          <<p47


Allegiance Telecom, Inc. and Subsidiaries
Consolidated Statements of Operations

(in thousands, except share and per share data)

                                                                                               Period from
                                                                                                 Inception
                                                                                         (April 22, 1997),
                                                                             Year Ended           through
                                                                           December 31,      December 31,
                                                                                   1998              1997
                                                                         --------------    --------------
REVENUE                                                                  $      9,786.2    $          0.4
OPERATING EXPENSES:
Network                                                                         9,528.8             151.2
Selling, general and administrative                                            46,089.4           3,425.9
Management ownership allocation charge                                        167,311.9                --
Noncash deferred compensation                                                   5,307.2             209.9
Depreciation and amortization                                                   9,002.8              12.7
                                                                         --------------    --------------
         Total operating expenses                                             237,240.1           3,799.7
                                                                         --------------    --------------
Loss from operations                                                         (227,453.9)         (3,799.3)

OTHER (EXPENSE) INCOME:
Interest income                                                                19,917.4             111.4
Interest expense                                                              (38,951.7)               --
                                                                         --------------    --------------
         Total other (expense) income                                         (19,034.3)            111.4
                                                                         --------------    --------------
NET LOSS                                                                     (246,488.2)         (3,687.9)
ACCRETION OF REDEEMABLE PREFERRED STOCK AND WARRANT VALUES                    (11,971.4)         (3,814.2)
                                                                         --------------    --------------
NET LOSS APPLICABLE TO COMMON STOCK                                      $   (258,459.6)   $     (7,502.1)
                                                                         ==============    ==============
NET LOSS PER SHARE, basic and diluted                                    $       (10.53)   $   (17,610.68)
                                                                         ==============    ==============
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, basic and diluted             24,550,346               426
                                                                         ==============    ==============



The accompanying notes are an integral part of these consolidated financial statements.

Allegiance Telecom, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)

For the year ended December 31, 1998, and for the period from inception (April 22, 1997), through December 31, 1997 (in thousands, except share and per share data)



                                                                            Preferred Stock            Common Stock
                                                                     ----------------------  ----------------------
                                                                         Number                  Number
                                                                             of                      of
                                                                         Shares      Amount      Shares      Amount
                                                                     ----------  ----------  ----------  ----------
Balance, April 22, 1997 (date of inception)                                  --  $       --          --  $       --
         Issuance of common stock at $.23 per share                          --          --         426          --
         Accretion of redeemable preferred stock and warrant values          --          --          --          --
         Deferred compensation                                               --          --          --          --
         Amortization of deferred compensation                               --          --          --          --
         Net loss                                                            --          --          --          --
                                                                     ----------  ----------  ----------  ----------
Balance, December 31, 1997                                                   --          --         426          --
         Accretion of redeemable preferred stock and warrant values          --          --          --          --
         Initial public offering                                             --          --  10,000,000       100.0
         Conversion of redeemable preferred stock                            --          --  40,341,128       403.4
         Deferred compensation                                               --          --          --          --
         Amortization of deferred compensation                               --          --          --          --
         Net loss                                                            --          --          --          --
                                                                     ----------  ----------  ----------  ----------
Balance, December 31, 1998                                                   --  $       --  50,341,554  $    503.4
                                                                     ==========  ==========  ==========  ==========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                                                Deferred
                                                                                              Management
                                                                     Additional                Ownership
                                                                        Paid-In     Deferred  Allocation  Accumulated
                                                                        Capital Compensation      Charge      Deficit        Total
                                                                     ----------  -----------  ----------  -----------   ----------
Balance, April 22, 1997 (date of inception)                          $       --  $       --   $       --   $       --   $       --
         Issuance of common stock at $.23 per share                         0.1          --           --           --          0.1
         Accretion of redeemable preferred stock and warrant values          --          --           --     (3,814.2)    (3,814.2)
         Deferred compensation                                          3,008.3    (3,008.3)          --           --           --
         Amortization of deferred compensation                               --       209.9           --           --        209.9
         Net loss                                                            --          --           --     (3,687.9)    (3,687.9)
                                                                     ----------  ----------   ----------  -----------   ----------
Balance, December 31, 1997                                              3,008.4    (2,798.4)          --     (7,502.1)    (7,292.1)
         Accretion of redeemable preferred stock and warrant values          --          --           --    (11,971.4)   (11,971.4)
         Initial public offering                                      137,656.8          --           --           --    137,756.8
         Conversion of redeemable preferred stock                      65,402.0          --           --           --     65,805.4
         Deferred compensation                                        210,662.7   (17,126.1)  (193,536.6)          --           --
         Amortization of deferred compensation                               --     5,307.2    167,311.9           --    172,619.1
         Net loss                                                            --          --           --   (246,488.2)  (246,488.2)
                                                                     ----------  ----------   ----------  -----------   ----------
Balance, December 31, 1998                                           $416,729.9  $(14,617.3)  $(26,224.7) $(265,961.7)  $110,429.6
                                                                     ==========  ==========   ==========  ===========   ==========

Allegiance Telecom, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

For the year ended December 31, 1998, and for the period from inception (April 22, 1997), through December 31, 1997 (in thousands)


                                                                                                         1998           1997
                                                                                                 ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                         $ (246,488.2)  $   (3,687.9)
Adjustments to reconcile net loss to cash used in operating activities--
         Depreciation and amortization                                                                9,002.8           12.7
         Provision for uncollectible accounts receivable                                                577.2             --
         Accretion of senior discount notes                                                          27,762.7             --
         Amortization of original issue discount                                                        569.9             --
         Amortization of deferred debt issuance costs                                                   733.7             --
         Amortization of management ownership allocation charge and deferred compensation           172,619.1          209.9
         Changes in assets and liabilities--
         Accounts receivable                                                                         (6,759.5)          (4.3)
         Prepaid expenses and other current assets                                                     (998.0)        (245.2)
         Other assets                                                                                (1,201.5)        (171.2)
         Accounts payable                                                                             4,703.9          275.1
         Accrued liabilities and other current liabilities                                           22,208.1        1,668.0
                                                                                                 ------------   ------------
         Net cash used in operating activities                                                      (17,269.8)      (1,942.9)
                                                                                                 ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                                                (113,538.7)     (21,926.0)
Purchases of investments                                                                           (294,688.8)            --
Proceeds from redemption of investments                                                              89,057.1             --
                                                                                                 ------------   ------------
         Net cash used in investing activities                                                     (319,170.4)     (21,926.0)
                                                                                                 ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from senior notes                                                                          443,212.1             --
Proceeds from issuance of redeemable warrants                                                         8,183.5             --
Deferred debt issuance costs                                                                        (16,812.1)            --
Proceeds from issuance of redeemable preferred stock                                                       --        5,000.0
Proceeds from redeemable capital contributions                                                       20,875.2       24,595.2
Proceeds from issuance of common stock                                                                     --            0.1
Proceeds from initial public offering                                                               137,756.8             --
                                                                                                 ------------   ------------
         Net cash provided by financing activities                                                  593,215.5       29,595.3
                                                                                                 ------------   ------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                               256,775.3        5,726.4

CASH AND CASH EQUIVALENTS, beginning of period                                                        5,726.4             --
                                                                                                 ------------   ------------
CASH AND CASH EQUIVALENTS, end of period                                                         $  262,501.7   $    5,726.4
                                                                                                 ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest                                                         $    9,384.4   $         --
                                                                                                 ============   ============



The accompanying notes are an integral part of these consolidated financial statements.

                                                                           <<p51


Allegiance Telecom, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 1998 and 1997 (in thousands, except share and per share data)

1.   General:

Allegiance Telecom, Inc., a competitive local exchange carrier (CLEC), was incorporated on April 22, 1997, as a Delaware corporation, for the purpose of providing voice, data, and Internet services to business, government, and other institutional users in major metropolitan areas across the United States. Allegiance Telecom, Inc. and its subsidiaries are referred to herein as the "Company."

The Company's business plan is focused on offering services in 24 of the largest metropolitan areas in the United States. As of December 31, 1998, the Company was operational in nine markets: Atlanta, Boston, Chicago, Dallas, Fort Worth, Los Angeles, New York City, Oakland and San Francisco and is in the process of deploying networks in seven other markets: Houston, Northern New Jersey, Orange County, Philadelphia, San Diego, San Jose and Washington, D.C.

Until December 16, 1997, the Company was in the development stage. From its inception on April 22, 1997, through December 31, 1997, the Company's principal activities included developing its business plans, procuring governmental authorizations, raising capital, hiring management and other key personnel, working on the design and development of its local exchange telephone networks and operations support systems (OSS), acquiring equipment and facilities, and negotiating interconnection agreements. Also, the Company initiated resale services to customers in the Dallas market in December 1997. During 1998, the Company began providing facilities-based services to customers in its markets. During 1998, the Company concentrated on building out the markets it is currently operating in, as well as developing its future markets. Accordingly, the Company has incurred substantial operating losses and operating cash flow deficits.

The Company's success will be affected by the problems, expenses, and delays encountered in connection with the formation of any new business and by the competitive environment in which the Company operates. The Company's performance will further be affected by its ability to assess potential markets, secure financing or raise additional capital, implement expanded interconnection and collocation with incumbent local exchange carrier (ILEC) facilities, lease adequate trunking capacity from ILECs or other CLECs, purchase and install switches in additional markets, implement efficient OSS and other back office systems, develop a sufficient customer base, and attract, retain, and motivate qualified personnel. The Company's networks and the provisions of telecommunications services are subject to significant regulation at the federal, state, and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably.

Expenses are expected to exceed revenues in each market in which the Company offers service until a sufficient customer base is established. It is anticipated that obtaining a sufficient customer base will take a number of years, and positive cash flows from operations are not expected in the near future.

2.   Summary of Significant Accounting Policies:

CONSOLIDATION > The accompanying financial statements include the accounts of Allegiance Telecom, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS > For purposes of reporting cash flows, the Company includes as cash and cash equivalents, cash, marketable securities, and commercial paper with original maturities of three months or less at date of purchase.

SHORT-TERM INVESTMENTS > Short-term investments consist primarily of commercial paper with original maturities at date of purchase beyond three months and less than 12 months. Such short-term investments are carried at their accreted value, which approximates fair value, due to the short period of time to maturity.

RESTRICTED INVESTMENTS > Restricted investments consist primarily of U.S. government securities purchased in connection with the Company's outstanding
12 7/8% Notes (see Note 4) to secure the first three years' (six semiannual) interest payments on the 12 7/8% Notes. Such investments are stated at their accreted value, which approximates fair value, and are shown in both current and other noncurrent assets, based upon the maturity dates of each of the securities at the balance sheet date.

Restricted investments also includes $787.2 in certificates of deposit held as collateral for letters of credit issued on behalf of the Company. These investments are classified as other noncurrent assets.

ACCOUNTS RECEIVABLE > Accounts receivable consist of end-user receivables, interest receivable, and at December 31, 1997, a receivable from an employee.

PREPAID EXPENSES AND OTHER CURRENT ASSETS > Prepaid expenses and other current assets consist of prepaid rent, prepaid insurance, and refundable deposits. Prepayments are expensed on a straight-line basis over the life of the underlying agreements.

PROPERTY AND EQUIPMENT > Property and equipment includes network equipment, leasehold improvements, software, office equipment, furniture and fixtures, construction-in-progress, and other. These assets are stated at cost, which includes direct costs and capitalized interest, and are depreciated once placed in service using the straight-line method. Interest expense for the year ended December 31, 1998, was $41,749.9 before the capitalization of $2,798.2 of interest related to construction-in-progress. No interest expense was incurred during the period ended December 31, 1997. Repair and maintenance costs are expensed as incurred.

Property and equipment at December 31, 1998 and 1997, consist of the following:

                                                                         Useful
                                                                          Lives
                                               1998         1997     (in years)
                                         ----------   ----------     ----------
Network equipment                        $ 67,303.8   $       --          5-7
Leasehold improvements                     24,483.2         37.5         5-10
Software                                    7,840.0           --            3
Office equipment and other                  4,384.3         89.9            2
Furniture and fixtures                      2,419.6        150.2            5
                                         ----------   ----------
Property and equipment, in service        106,430.9        277.6
Less-accumulated depreciation              (9,015.4)       (12.7)
                                         ----------   ----------
Property and equipment, in service, net    97,415.5        264.9
Construction-in-progress                   47,444.5     23,635.0
                                         ----------   ----------
Property and equipment, net              $144,860.0   $ 23,899.9
                                         ==========   ==========

REVENUE RECOGNITION > Revenue is recognized in the month in which the service is provided, except for reciprocal compensation generated by calls placed to Internet service providers connected to the Company's network. The propriety of CLECs (such as the Company) to earn local reciprocal compensation is the subject of numerous regulatory and legal challenges. Until this issue is ultimately resolved, the Company has determined to recognize this revenue only when realization of it is certain, which in most cases will be upon receipt of cash.

COMPREHENSIVE INCOME > In June 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130 (SFAS
130), "Reporting Comprehensive Income." SFAS 130 established reporting and disclosure requirements for comprehensive income and its components within the financial statements. The Company's comprehensive income components were immaterial as of December 31, 1998, and the Company had no comprehensive income components as of December 31, 1997; therefore, comprehensive income/loss is the same as net income/loss for both periods.

LOSS PER SHARE > The Company calculates net loss per share under the provisions of SFAS No. 128, "Earnings per Share." The net loss per share amounts reflected on the statements of operations and the number of shares outstanding on the balance sheets reflect a 426.2953905-for-one stock split, which occurred in connection with the initial public offering (see Note 3). The net loss applicable to common stock includes the accretion of redeemable cumulative convertible preferred stock and warrant values of $11,971.4 for the year ended December 31, 1998, and $3,814.2 for the period from inception (April 22, 1997), through December 31, 1997.

The securities listed below were not included in the computation of diluted loss per share, since the effect from the conversion would be antidilutive.

                                                                       December 31,
                                                         --------------------------
                                                                 1998          1997
                                                         ------------  ------------
Redeemable Cumulative Convertible Preferred Stock                  --    40,498,062
Redeemable Warrants                                           649,248            --
1997 Nonqualified Stock Option Plan                           886,127       189,127
1998 Stock Incentive Plan                                     365,526            --
Employee Stock Discount Purchase Plan                          44,624            --
                                                         ------------  ------------

RECOGNITION OF THE COST OF START-UP ACTIVITIES > On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that start-up activities and organization costs be expensed as incurred and that start-up costs capitalized prior to the adoption of SOP 98-5 be reported as a cumulative effect of a change in accounting principle. The Company adopted SOP 98-5 during the second quarter of 1998. Adoption of SOP 98-5 did not have an effect on the Company, inasmuch as the Company had previously expensed all such costs.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES > In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires that all derivatives be recognized at fair value as either assets or liabilities. SFAS 133 also requires an entity that elects to apply hedge accounting to establish the method to be used in assessing the effectiveness of the hedging derivatives and the measurement approach for determining the ineffectiveness of the hedge at the inception of the hedge. The methods chosen must be consistent with the entity's approach to managing risk. The Company adopted SFAS 133 at the beginning of the fourth quarter of 1998. Adoption of SFAS 133 did not have an effect on the Company, inasmuch as the Company has historically not invested in derivatives or participated in hedging activities.

USE OF ESTIMATES IN FINANCIAL STATEMENTS > The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS > Certain amounts in the prior period's consolidated financial statements have been reclassified to conform with the current period presentation.

3.   Capitalization:

In connection with its initial public offering of common stock (the "IPO") on July 7, 1998 (see below), the Company effected a 426.2953905-for-one stock split, which is retroactively reflected within these financial statements.

STOCK PURCHASE AGREEMENT AND SECURITY HOLDERS AGREEMENT > On August 13, 1997, the Company entered into a stock purchase agreement with Allegiance Telecom, LLC ("Allegiance LLC") (see Note 7). Allegiance LLC purchased 40,498,062 shares of 12% redeemable cumulative convertible preferred stock ("Redeemable Preferred Stock"), par value $.01 per share, for aggregate consideration of $5,000.0 (the "Initial Closing"). Allegiance LLC agreed to make additional contributions as necessary to fund expansion into new markets ("Subsequent Closings"). In order to obtain funds through Subsequent Closings, the Company submitted a proposal p54>>



to Allegiance LLC detailing the funds necessary to build out the Company's business in a new market. Allegiance LLC was not required to make any contributions until it approved the proposal. The maximum commitment of Allegiance LLC was $100,000.0. No capital contributions were required to be made after the Company consummated an initial public offering of its stock (which occurred on July 7, 1998).

Allegiance LLC contributed a total of $50,132.9 and $29,595.2 prior to the Company's initial public offering and as of December 31, 1997, respectively. Each security holder in Allegiance LLC had the right to require Allegiance LLC to repurchase all of the outstanding securities held by such security holder at the greater of the original cost (including interest at 12% per annum) for such security or the fair market value, as defined in the security holders agreement, at any time and from time to time after August 13, 2004, but not after the consummation of a public offering or sale of the Company. If repurchase provisions had been exercised, the Company had agreed, at the request and direction of Allegiance LLC, to take any and all actions necessary, including declaring and paying dividends and repurchasing preferred or common stock, to enable Allegiance LLC to satisfy its repurchase obligations.

Because of the redemption provisions, the Company has recognized the accretion of the value of the Redeemable Preferred Stock to reflect management's estimate of the potential future fair market value of the Redeemable Preferred Stock payable in the event the repurchase provisions were exercised. Amounts were accreted using the effective interest method, assuming the Redeemable Preferred Stock is redeemed at a redemption price based on the estimated potential future fair market value of the equity of the Company in August 2004. The accretion was recorded each period as an increase in the balance of Redeemable Preferred Stock outstanding and a noncash increase in the net loss applicable to common stock.

In connection with the IPO, the Redeemable Preferred Stock was converted into common stock, and the amounts accreted were reclassified as a component of additional paid-in capital. In addition, the redemption provisions and the obligation of Allegiance LLC to make additional contributions to the Company (and the obligation of the members of Allegiance LLC to make capital contributions) have terminated.

REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK > Each share of the Company's Redeemable Preferred Stock was convertible into shares of the Company's common stock (the "Common Stock") on a one-for-one basis, subject to certain antidilution provisions. No dividends were declared in 1998 or 1997.

In 1998, prior to the conversion of the Redeemable Preferred Stock, the Company recorded accretion of $11,520.8. Accretion recorded in the period ended December 31, 1997, was $3,814.2.

Capital contributed in the Subsequent Closings occurring in October 1997 and January 1998 and other capital contributions totaled approximately $45,132.9.

In February and March 1998, the Company issued 273,361.92 shares of Redeemable Preferred Stock for aggregate consideration of $337.5.

In connection with the consummation of the IPO, the outstanding shares of the Redeemable Preferred Stock were converted into 40,341,128 shares of Common Stock. Upon the conversion of the Redeemable Preferred Stock, the obligation of the Company to redeem the Redeemable Preferred Stock also terminated and, therefore, the accretion of the Redeemable Preferred Stock value recorded to the date of the IPO, $15,335.0, was reclassified to additional paid-in capital along with $50,470.4 proceeds from the issuance of the Redeemable Preferred Stock and redeemable capital contributions.

PREFERRED STOCK > In connection with the IPO, the Company authorized 1,000,000 shares of preferred stock ("Preferred Stock") with a $.01 par value. At December 31, 1998, no shares of Preferred Stock were issued and outstanding.

COMMON STOCK > On July 7, 1998, the Company raised $150,000.0 of gross proceeds in the Company's IPO. The Company sold 10,000,000 shares of its Common Stock at a price of $15 per share. In connection with the IPO, the outstanding shares of Redeemable Preferred Stock were converted into 40,341,128 shares of Common Stock, and the Company increased the number of authorized Common Stock to 150,000,000. At December 31, 1998, 50,341,554 shares were issued and outstanding. Of the authorized but unissued Common Stock, 6,998,970 shares are reserved for issuance upon exercise of options issued under the Company's stock option, stock incentive, and stock purchase plans (see Note 10) and 649,248 shares are reserved for issuance, sale, and delivery upon the exercise of warrants (see Note 4).

DEFERRED COMPENSATION > Allegiance LLC sold to certain management investors (the "Management Investors") membership units of Allegiance LLC at amounts less than their estimated fair market value; therefore, the Company has recognized deferred compensation of $10,090.2 and $977.6 at December 31, 1998 and 1997, respectively, of which $2,726.1 and $40.7 have been amortized to expense at December 31, 1998 and 1997, respectively. In connection with the IPO, the Redeemable Preferred Stock was converted into Common Stock, and Allegiance LLC was dissolved. The deferred compensation charge is amortized based upon the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated.

DEFERRED MANAGEMENT OWNERSHIP ALLOCATION CHARGE > On July 7, 1998, in connection with the IPO, certain venture capital investors (the "Fund Investors") and certain Management Investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful IPO, Allegiance LLC was dissolved, and its assets (which consisted almost entirely of such capital stock) have been distributed to the Fund Investors and Management Investors in accordance with Allegiance LLC's Limited Liability Company Agreement (the "LLC Agreement"). The LLC Agreement provided that the equity allocation between the Fund Investors and the Management Investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the IPO. Under generally accepted accounting principles, the Company recorded the increase in the assets of Allegiance LLC allocated to the Management Investors as a $193,536.6 increase in additional paid-in capital, of which $122,475.5 was recorded as a noncash, nonrecurring charge to operating expense and $71,061.1 was recorded as a deferred management ownership allocation charge. The deferred charge was amortized at $44,836.4 as of December 31, 1998, and will be further amortized at $18,870.2, $7,175.7, and $178.8 during the years 1999, 2000, and
2001, respectively, which is the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated.

4.   Long-Term Debt:

Long-term debt consisted of the following:

                                                                                                December 31,
                                                                                  --------------------------
                                                                                          1998          1997
                                                                                  ------------  ------------
Series B 11 3/4% Notes, face amount $445,000.0 due February 15, 2008,
         effective interest rate of 12.45%, at accreted value                     $  270,526.1  $         --
12 7/8% Senior Notes, face amount $205,000.0 due May 15, 2008,
         effective interest rate of 13.24%, at accreted value                        201,018.6            --
Other                                                                                    107.4            --
                                                                                  ------------  ------------
         Total long-term debt                                                     $  471,652.1  $         --
                                                                                  ============  ============

On February 3,1998, the Company raised gross proceeds of approximately $250,477.1 in an offering of 445,000 Units (the "Unit Offering"), each of which consists of one 11 3/4% Senior Discount Note due 2008 of the Company (the "11 3/4% Notes") and one warrant to purchase .0034224719 shares of Common Stock (the "Redeemable Warrants") at an exercise price of $.01 per share, subject to certain antidilution provisions. Of the gross proceeds, $242,293.6 was allocated to the 11 3/4% Notes and $8,183.5 was allocated to the Redeemable Warrants. The Redeemable Warrants became exercisable in connection with the IPO (see Note 3) in July 1998, and each warrant may now purchase 1.45898399509 shares of Common Stock as a result of the stock split (see Note 3).

A Registration Statement on Form S-4 (File No. 333-49013), registering the Company's 11 3/4% Notes and offering to exchange (the "Exchange Offer") any and all of the outstanding 11 3/4% Notes for Series B 11 3/4% Notes due 2008 (the "Series B Notes"), was declared effective by the Securities and Exchange Commission on May 22, 1998. The Exchange Offer terminated after all of the outstanding 11 3/4% Notes were exchanged. The terms and conditions of the Series B Notes are identical to those of the 11 3/4% Notes in all material respects.

p56>>


The Series B Notes have a principal amount at maturity of $445,000.0 and an effective interest rate of 12.45%. The Series B Notes mature on February 15, 2008. From and after February 15, 2003, interest on the Series B Notes will be payable semi-annually in cash at the rate of 11 3/4% per annum.

The Company must make an offer to purchase the Redeemable Warrants for cash at the relevant value upon the occurrence of a repurchase event. A repurchase event is defined to occur when (i) the Company consolidates with or merges into another person if the Common Stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) the Company sells all or substantially all of its assets to another person, if the Common Stock thereafter issuable upon the exercise of the Redeemable Warrants is not registered under the Exchange Act, unless the consideration for such a transaction is cash. The relevant value is defined to be the fair market value of the Common Stock as determined by the trading value of the securities if publicly traded or at an estimated fair market value without giving effect to any discount for lack of liquidity, lack of registered securities, or the fact that the securities represent a minority of the total shares outstanding. As a result of the warrant redemption provisions, the Company is recognizing the potential future redemption value of the Redeemable Warrants by recording accretion of the Redeemable Warrants to their estimated fair market value at February 3, 2008, using the effective interest method. Accretion recorded in the year ended December 31, 1998, was $450.6.

The Series B Notes are redeemable by the Company, in whole or in part, anytime on or after February 15, 2003, at 105.875% of their principal amount at maturity, plus accrued and unpaid interest, declining to 100% of their principal amount at maturity, plus accrued and unpaid interest on and after February 15, 2006. In addition, at any time prior to February 15, 2001, the Company may, at its option, redeem up to 35% of the principal amount at maturity of the Series B Notes in connection with one or more public equity offerings at 111.750% of the accreted value on the redemption date, provided that at least $289,250.0 aggregate principal amount at maturity of the Series B Notes remains outstanding after such redemption.

On July 7, 1998, the Company raised approximately $200,918.5 of gross proceeds from the sale of its 12 7/8% Senior Notes due 2008 (the "12 7/8% Notes"), of which approximately $69,033.4 was used to purchase U.S. government securities, which were placed in a pledge account to secure and fund the first six scheduled payments of interest on the notes (see Note 2).

The 12 7/8% Notes have a principal amount at maturity of $205,000.0 and an effective interest rate of 13.24%. The 12 7/8% Notes mature on May 15, 2008. Interest on the 12 7/8% Notes is payable semi-annually in cash at the rate of 12 7/8% on May 15 and November 15 of each year. As of December 31, 1998, the Company has recorded accrued interest associated with the 12 7/8% Notes of $3,470.2, which is included in other current liabilities.

The 12 7/8% Notes are redeemable by the Company, in whole or in part, at any time on or after May 15, 2003, at 106.438% of their principal amount, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2006. In addition, prior to May 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the 12 7/8% Notes with the proceeds of one or more public offerings (as defined in the indenture relating to the 12 7/8% Notes) at 112.875% of their principal amount, plus accrued interest, provided, however, that after any such redemption at least 65% of the aggregate principal amount of the 12 7/8% Notes originally issued remains outstanding.

The Series B and the 12 7/8% Notes carry certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect to their capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of restricted subsidiaries (as defined in the indentures relating to the Series B Notes and the 12 7/8% Notes), enter into transactions with any holder of 5% or more of any class of capital stock of the Company, or effect a consolidation or merger. In addition, upon a change of control, the Company is required to make an offer to purchase each series of notes at a purchase price of 101% of the accreted value thereof (in the case of the Series B Notes) and 101% of the principal amount thereof (in the case of the 12 7/8% Notes), together with accrued interest, if any. However, these limitations are subject to a number of qualifications and exceptions (as defined in the indentures relating to each series of notes). The Company was in compliance with all such restrictive covenants of each series of notes at December 31, 1998.

                                                                           <<p57
5.   Capital Leases:

On May 29, 1998, the Company signed a capital lease agreement for three, four-fiber rings, with a term of 10 years and a renewal term of 10 years, at an expected total cost of $3,485.0; $871.3 was paid as of December 31, 1998. The remainder is expected to be paid in 1999 and is not reflected in the financial statements, since the payment is contingent upon the timing of completion of network segments.

On December 4, 1998, the Company signed a capital lease agreement for 12 optical fibers configured in two separate rings, with a term of 15 years and two renewal terms of five years each. Total cost associated with the capital lease is dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which is to be completed in two phases. The Company will incur recurring monthly charges of $29.4 after the completion of phase one. After completion of phase two, the Company will pay a one-time fee of $76.5, and the recurring monthly charge will increase to $76.5. This capital lease is not reflected in the financial statements, since the total cost and timing of payments are contingent upon the timing of completion of the phases.

6.   Legal Matters:

On August 29, 1997, WorldCom, Inc. ("WorldCom") sued the Company and two individual employees. In its complaint, WorldCom alleges that these employees violated certain noncompete and nonsolicitation agreements by accepting employment with the Company and by soliciting then-current WorldCom employees to leave WorldCom's employment and join the Company. In addition, WorldCom claims that the Company tortiously interfered with WorldCom's relationships with its employees and that the Company's behavior constituted unfair competition. WorldCom seeks injunctive relief and damages, although it has filed no motion for a temporary restraining order or preliminary injunction. The Company denies all claims and will vigorously defend itself. An estimate of possible loss cannot be made at this time.

On October 7, 1997, the Company filed a counterclaim against WorldCom for, among other things, attempted monopolization of the "one-stop shopping" telecommunications market, abuse of process, and unfair competition. WorldCom moved to dismiss the abuse of process and unfair competition claims. The court dismissed the unfair competition claim on March 4, 1998. Thus, the Company's counterclaim for attempted monopolization and abuse of power are still being litigated.

7.   Related Parties:

From inception (April 22, 1997) through July 7, 1998, the Company was a wholly owned subsidiary of Allegiance LLC. On July 7, 1998, the Fund Investors and the Management Investors owned 95.0% and 5.0%, respectively, of the ownership interest of Allegiance LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful IPO (see Note 3), Allegiance LLC was dissolved, and its assets (which consisted almost entirely of such capital stock) have been distributed to the Fund Investors and the Management Investors in accordance with the LLC Agreement (see Note 3).

As of July 7, 1998 and 1997, Allegiance LLC had made aggregate capital contributions to the Company of approximately $50,132.9 and $29,595.2, respectively.

During 1998 and 1997, the Company paid all organizational and legal fees of Allegiance LLC, the amount of which was not material. No amounts are due from Allegiance LLC at December 31, 1998, or December 31, 1997.

In connection with the Unit Offering (see Note 4), the IPO (see Note 3), and the sale of the 12 7/8% Notes (see Note 4), the Company incurred approximately $11,331.5 in fees to an affiliate of an investor in the Company.

p58>>



8.   Commitments and Contingencies:

The Company has entered into various operating lease agreements, with expirations through 2009, for network facilities, office space, and equipment. Future minimum lease obligations related to the Company's operating leases as of December 31, 1998, are as follows:

                           -------------
1999                       $    10,984.8
2000                            11,201.6
2001                            10,436.7
2002                             8,600.8
2003                             7,940.7
Thereafter                      30,083.5
                           =============

Total rent expense for the year ended December 31, 1998, was $2,991.8 and for the period from inception (April 22, 1997) through December 31, 1997, was $212.1.

In October 1997, the Company entered into a five-year general agreement with Lucent Technologies, Inc. ("Lucent") establishing terms and conditions for the purchase of Lucent products, services, and licensed materials. This agreement includes a three-year exclusivity commitment for the purchase of products and services related to new switches. The agreement contains no minimum purchase requirements.

9.   Federal Income Taxes:

The Company accounts for income tax under the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. The Company had approximately $53,572.5 and $460.5 of net operating loss carryforwards for federal income tax purposes at December 31, 1998 and 1997, respectively. The net operating loss carryforwards will expire in the years 2012 and 2018 if not previously utilized. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 1998 and 1997, due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management believes it is more likely than not that the net deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

The Company's deferred tax assets and liabilities and the changes in those assets are:

                                                            1997         Change           1998
                                                    ------------   ------------   ------------
Start-up costs capitalized for tax purposes         $    1,025.9   $     (213.7)  $      812.2
Net operating loss carryforward                            156.6       18,058.1       18,214.7
Amortization of original issue discount                       --        9,663.6        9,663.6
Depreciation                                                  --       (2,392.4)      (2,392.4)
Valuation allowance                                     (1,182.5)     (25,115.6)     (26,298.1)
                                                    ------------   ------------   ------------
                                                    $         --   $         --   $         --
                                                    ============   ============   ============

Amortization of the original issue discount on the Series B Notes and 12 7/8% Notes as interest expense is not deductible in the income tax return until paid.

Under existing income tax law, all operating expenses incurred prior to a company commencing its principal operations are capitalized and amortized over a five-year period for tax purposes.

                                                                          <<p59



10.  Stock Options/Stock Incentive/Stock Purchase Plans:

At December 31, 1998, the Company had three stock-based compensation plans: the 1997 Nonqualified Stock Option Plan (the "1997 Option Plan"), the 1998 Stock Incentive Plan, and the Employee Stock Discount Purchase Plan (the "Stock Purchase Plan"). The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for the Company's plans. Had compensation cost for the Company's plans been determined based on the fair value of the options as of the grant dates for awards under the plans, consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss applicable to Common Stock and net loss per share would have increased to the pro forma amounts indicated below. The Company utilized the following assumptions in calculating the estimated fair value of each option on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1998 and 1997: dividend yield of 0%, expected volatility of 89.1%, and expected lives of six years for both years: risk-free interest rates of 5.63% in 1998 and 6.06% in 1997 for the 1997 Option Plan and 4.70% in 1998 for the 1998 Stock Incentive Plan.

                                                             1998          1997
                                                     ------------  ------------
Net loss applicable to common stock - as reported    $  258,459.6  $    7,502.1
Net loss applicable to common stock - pro forma         259,796.6       7,512.2
Net loss per share, basic and diluted - as reported         10.53     17,610.68
Net loss per share, basic and diluted - pro forma           10.58     17,634.27
                                                     ------------  ------------

As the 1998 Stock Incentive Plan and the Stock Purchase Plan were adopted in 1998, the December 31, 1997, pro forma balances do not include expenses for these plans.

1997 OPTION PLAN AND 1998 STOCK INCENTIVE PLAN > Under the 1997 Option Plan, the Company granted options to key employees, a director, and a consultant of the Company for an aggregate of 1,037,474 shares of the Company's Common Stock. The Company will not grant options for any additional shares under the 1997 Option Plan.

Under the 1998 Stock Incentive Plan, the Company may grant options to certain employees, directors, advisors, and consultants of the Company. The 1998 Stock Incentive Plan provides for issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants, and other types of awards that the Compensation Committee of the Board of Directors (the "Compensation Committee") deems consistent with the purposes of the 1998 Stock Incentive Plan. The Company has reserved 3,655,778 shares of Common Stock for issuance under the 1998 Stock Incentive Plan.

Options granted under both plans have a term of six years and vest over a three-year period, and the Compensation Committee administers both option plans.

A summary of the status of the 1997 Option Plan as of December 31, 1998 and 1997, is presented in the table below:

                                                              December 31, 1998             December 31, 1997
                                                -------------------------------  ----------------------------
                                                                       Weighted                      Weighted
                                                                        Average                       Average
                                                      Shares     Exercise Price        Shares  Exercise Price
                                                ------------     --------------  ------------  --------------
Outstanding, beginning of period                     189,127       $       2.47            --    $         --
Granted                                              848,347               2.76       189,127            2.47
Exercised                                                 --                 --            --              --
Forfeited                                           (151,347)              2.60            --              --
                                                ------------                     ------------
Outstanding, end of period                           886,127               2.73       189,127            2.47
                                                ============                     ============
Options exercisable at period-end                     44,481                               --
                                                ============                     ============

Weighted average fair value of options granted  $       2.82                     $       0.68
                                                ============                     ============

As of December 31, 1998 and 1997, options outstanding under the 1997 Option Plan have a weighted average remaining contractual life of 5.2 and 5.8 years, respectively.

p60>>



A summary of the status of the 1998 Stock Incentive Plan as of December 31, 1998, is presented in the table below:

                                                           December 31,1998
                                                  ---------------------------
                                                             Weighted Average
                                                     Shares    Exercise Price
                                                  ---------  ----------------
Outstanding, beginning of period                         --        $      --
Granted                                             399,974            10.21
Exercised                                                --               --
Forfeited                                           (34,448)           10.47
                                                  ---------        ---------
Outstanding, end of period                          365,526            10.19
                                                  =========
Options exercisable at period-end                        --
                                                  =========

Weighted average fair value of options granted    $   10.22
                                                  =========

As of December 31, 1998, options outstanding under the 1998 Stock Incentive Plan have a weighted average remaining contractual life of 5.7 years.

As the estimated fair market value of the Company's Common Stock (as implied by the IPO price) exceeded the exercise price of the options granted, the Company has recognized deferred compensation of $7,635.0 and $2,030.7 at December 31, 1998 and 1997, respectively, of which $2,581.1 and $169.2 have been amortized to expense at December 31, 1998 and 1997, respectively, over the vesting period of the options. As of December 31, 1998, the Company has reversed $599.1 of unamortized deferred compensation related to options forfeited.

STOCK PURCHASE PLAN > The Company's Stock Purchase Plan is intended to give employees a convenient means of purchasing shares of Common Stock through payroll deductions. Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The Company has reserved 2,305,718 shares of Common Stock for issuance under the Stock Purchase Plan. As of December 31, 1998, no shares have been issued under the Stock Purchase Plan; however, participants have contributed $303.4 and will be issued 44,624 shares of Common Stock in January 1999. The Compensation Committee administers the Stock Purchase Plan.