Form 10-K405, Exhibit 13
period 1999-12-31
ALLEGIANCE TELECOM INC
filed 2000-03-29
CIK 1058703

                                                                    EXHIBIT 13.1


                            ALLEGIANCE TELECOM, INC.

                          PORTIONS OF ANNUAL REPORT
                          TO STOCKHOLDERS FOR THE YEAR
                            ENDED DECEMBER 31, 1999


SELECTED FINANCIAL DATA

(dollars in thousands, except share and per share information)

The selected consolidated financial data presented below as of and for the years ended December 31, 1999 and 1998, and for the period from inception (April 22, 1997) through December 31, 1997, were derived from the audited consolidated financial statements of the Company and should be read in conjunction with "Management's Discussion & Analysis of Financial Condition & Results of Operations" and the Company's audited financial statements and the notes thereto contained elsewhere in this annual report.

                                                        AS OF DECEMBER 31,
                                                   --------------------------
BALANCE SHEET DATA:                                  1999              1998
                                                   --------          --------
Cash and cash equivalents                          $502,234          $262,502
Short-term investments                               23,783           143,390
Short-term investments, restricted (1)               25,518            25,543
Working capital (2)                                 484,458           367,492
Property and equipment, net of accumulated
depreciation and amortization                       377,413           144,860
Long-term investments, restricted (1)                13,232            36,699
Total assets                                      1,033,875           637,874
Long-term debt                                      514,432           471,652
Redeemable warrants                                      --             8,634
Stockholders' equity                                443,616           110,430

                      ALLEGIANCE TELECOM 1999 ANNUAL REPORT


                                                                                                            PERIOD FROM
                                                                                                             INCEPTION
                                                                                                          (APRIL 22, 1997)
                                                                         YEAR ENDED        YEAR ENDED        THROUGH
                                                                         DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
STATEMENT OF OPERATIONS DATA:                                                1999              1998              1997
                                                                         ------------      ------------   ----------------
Revenue                                                                  $     99,061      $      9,786      $         --
Network expenses                                                               62,542             9,529               151
Selling, general and administrative expenses                                  140,745            46,089             3,426
Depreciation and amortization expense                                          55,822             9,003                13
Management ownership allocation charge                                         18,789           167,312                --
Noncash deferred compensation expense                                           7,851             5,307               210
                                                                         ------------      ------------      ------------
Loss from operations                                                         (186,688)         (227,454)           (3,800)
Interest income                                                                31,354            19,918               112
Interest expense                                                              (59,404)          (38,952)               --
                                                                         ------------      ------------      ------------
Net loss                                                                     (214,738)         (246,488)           (3,688)
Accretion of redeemable preferred stock and warrant values                       (130)          (11,972)           (3,814)
                                                                         ------------      ------------      ------------
Net loss applicable to common stock                                      $   (214,868)     $   (258,460)     $     (7,502)
                                                                         ============      ============      ============
Net loss per share, basic and diluted (4)                                $      (2.37)     $      (7.02)     $ (11,740.22)
                                                                         ============      ============      ============
Weighted average number of shares outstanding, basic and diluted (4)       90,736,461        36,825,519               639
                                                                         ============      ============      ============


OTHER FINANCIAL DATA:

EBITDA (3)                                                               $   (104,226)     $    (45,832)     $     (3,577)
Capital expenditures                                                         (273,015)         (113,539)          (21,926)



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

(3) EBITDA consists of earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and non-cash deferred compensation. While not a measure under generally accepted accounting principles, EBITDA is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. Although EBITDA should not be construed as a substitute for operating income (loss) determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet future debt service, capital expenditures and working capital requirements. The calculation of EBITDA does not include the cash outlays of the Company for capital expenditures and debt service and should not be deemed to represent funds available to the Company. See "Management's Discussion & Analysis of Financial Condition & Results of Operations" for a discussion of the financial operations and liquidity of the Company as determined in accordance with generally accepted accounting principles.

(4) All periods presented reflect a three-for-two stock split effected on February 28, 2000.

                                                                    EXHIBIT 13.1




MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

OVERVIEW

Allegiance Telecom, Inc. (Allegiance) is a leading competitive provider of telecommunications services to small- and medium-sized business, government and other institutional users in major metropolitan areas across the United States. Allegiance offers an integrated set of telecommunications services including local exchange, local access, domestic and international long distance, data and a full suite of Internet services. Our principal competitors are incumbent local exchange carriers (ILECs), such as the regional Bell operating companies and GTE Corporation operating units.

We are developing networks throughout the United States using what we refer to as a "smart build" approach. In contrast to the traditional network build-out strategy under which carriers install their own telecommunications switch in each market and then construct their own fiber optic networks to reach customers, we install our own switch in each market but then lease other elements of the network from the ILECs. The smart build strategy specifically involves:

o leasing existing ILEC copper wire connections throughout a local market area, also called the "local loop," which connect customers to the central offices or "hubs" of an ILEC network; and

o installing, or physically locating, transmission equipment in these central offices to route customer traffic through them to our switch.

Locating equipment at ILEC facilities, also known as "collocation," is central to the success of the smart build strategy. By collocating, we have the ability to lease, on a monthly or long-term basis, local loop and other network elements owned by the ILEC. This enables us to reach a wide range of customers without having to build network connections to each one of them.

Management believes that the smart build approach offers a number of competitive advantages over the traditional build-out strategy by allowing us to:

o accelerate market entry by nine to 18 months through eliminating or at least deferring the need for city franchises, rights-of-way and building access;

o reduce initial capital expenditures in each market, allowing us to focus our initial capital resources on the critical areas of sales, marketing and operations support systems, instead of on constructing extensive fiber optic networks to each customer;

o improve return on capital by generating revenue with a smaller capital investment;

o defer capital expenditures for network assets to the time when revenue generated by customer demand is available to finance such expenditures; and

o address attractive service areas selectively throughout target markets and not just in those areas where we have constructed fiber transmission facilities.

We believe that the smart build approach allows us to reduce up-front capital expenditures to approximately 25% of the total capital expenditures required to develop such a network as compared with up-front capital expenditures of approximately 50% under traditional build-out models. The level of "up-front" capital required to be spent to develop a network will vary depending on a number of factors. These factors include:

o    the size and geography of the market;

o    the cost of development of our network in each market;

o    the degree of penetration of the market;

o the extent of price and service competition for telecommunications services, regulatory and technological developments; and

o    our ability to negotiate favorable prices for purchases of equipment.

We initiated service by buying phone lines at wholesale prices and then reselling them to customers in Dallas during December 1997. We began providing service using our own switch and transmission equipment in April 1998 to customers in New York City. Throughout the remainder of 1998, we initiated facilities-based services in Atlanta, Boston, Chicago, Dallas, Fort Worth, Los Angeles, Oakland and San Francisco. During 1999, we commenced operations in:
Philadelphia (February 1999), Washington, D.C. (March 1999), including suburban Maryland and Virginia, San Jose (March 1999), Houston (April 1999), Northern New Jersey (May 1999), Orange County (June 1999), San Diego (July 1999), Long Island (August 1999), Baltimore (October 1999) and Detroit (November 1999).

Although we initiated resale of local services in Dallas in 1997, reselling local service is not our core focus and comprises a small percentage of our sales. We now generally resell local services in order to provide a comprehensive telecommunications solution to a customer that has a need for local services both within and outside of our markets. In these cases, we resell services to those locations that are not within markets where we have facilities. We also resell services in certain cases where customers require services that we do not currently provide on a facilities basis. We earn significantly higher margins by providing facilities-based services instead of resale services and our sales teams have focused their efforts on selling services that require the use of our facilities.

We may acquire unused fiber capacity to which we add our own electronic transmission equipment once traffic volume justifies this investment or other factors make it attractive. This unused fiber is known as "dark fiber" because no light is transmitted through it while it is unused. We believe that dark fiber is readily available in most major markets. We are moving to the next stage of our smart build strategy in most of our existing markets by acquiring dark fiber capacity to connect many of the central offices at which we are located. These dark fiber rings will replace the network elements that we are leasing on a short-term basis from the ILECs and are expected to provide us with higher operating margins and more reliable network services. We currently have dark fiber rings in operation in Dallas, Houston and New York City and we have entered into contracts for dark fiber rings in an additional 16 metropolitan markets, all of which are expected to be in operation before the end of 2000. We have also contracted for similar long-term arrangements for long-haul fiber routes connecting our Boston, New York City and Washington, D.C. networks.

The table below provides selected key operational data:

                                                        AS OF DECEMBER 31,
                                                   ---------------------------
                                                       1999           1998
                                                   ------------   ------------
Markets served                                               19              9
Number of switches deployed                                  15              7
Central office collocations                                 327            101
Addressable market--business lines (in millions)           10.1            3.6
Lines sold                                              337,500         86,500
Lines installed                                         241,700         47,700
Sales force employees                                       707            295
Total employees                                           1,784            649

Our business plan covers 36 of the largest metropolitan areas in the United States. We have successfully raised the projected capital to build our networks and operate in each of these markets to the point at which operating cash flow from the market is sufficient to fund such market's operating costs and capital expenditures.


RESULTS OF OPERATIONS

Year ended December 31, 1999 compared with year ended December 31, 1998

For the years ended December 31, 1999 and 1998, we generated revenues of $99.1 million and $9.8 million, respectively. For the years ended December 31, 1999 and 1998, we sold 251,000 lines and 86,500 lines, and installed 194,000 lines and 47,700 lines, respectively. From inception through December 31, 1999, we sold 337,500 lines and installed 241,700 lines. From inception through December 31, 1998, we sold 86,500 lines and installed 47,700 lines. Facilities-based lines represented 86% of all lines installed at December 31, 1999 as compared to 64% at December 31, 1998.

Local service revenues for the years ended December 31, 1999 and 1998 were approximately $40.3 million and $6.9 million, respectively. Local service revenues consisted of:

o    the monthly recurring charge for basic service;

o    usage-based charges for local calls in certain markets;

o    charges for services such as call waiting and call forwarding; and

o to a lesser extent, non-recurring charges, such as charges for additional lines for an existing customer.

We earn "access charges" revenue by connecting our local service customers to their selected long distance carriers for outbound calls or by delivering inbound long distance traffic to our local service customers. We earn "reciprocal compensation" revenue by terminating on our network local calls that originate on another carrier's network. Access charge revenue and reciprocal compensation revenue accounted for $44.8 million of our revenues for the year ended December 31, 1999 and $2.2 million of our revenues for the year ended December 31, 1998. Our interstate access charges were filed largely mirroring those used by the National Exchange Carrier Association (NECA), an association of independent local exchange carriers and our state access charges were generally set the same as those of state associations similar to NECA or of individual ILECs operating in other areas within the same state. These charges are generally higher than those charged by the larger ILECs operating in the same areas because these large ILECs have many more customers and therefore have lower per unit costs. Access charges are intended to compensate the local exchange carrier for the costs incurred in originating and terminating long distance calls on its network and we believe our access charges are appropriately set at levels approximately the same as those of the smaller ILECs. Access charge levels in general, and those charged by CLECs in particular, are subject to various disputes and are under review by the FCC. Reciprocal compensation charges as they relate to traffic generated by Internet service providers are also subject to various disputes. A discussion of the uncertainties involved in access charge revenue and reciprocal compensation revenue related to Internet service provider traffic is set forth in our Annual Report on Form 10-K for the period ended December 31, 1999 under the caption "Risk Factors."

Long distance revenues for the years ended December 31, 1999 and 1998 were approximately $2.9 million and $0.7 million, respectively. Internet access and other Internet revenues for the year ended December 31, 1999 were approximately $10.4 million and for the year ended December 31, 1998 were immaterial.

All other sources of revenue accounted for approximately $0.7 million for the year ended December 31, 1999. Other revenues for the year ended December 31, 1998 were immaterial.

We are using the purchase method of accounting for the acquisitions of the common stock of Kivex, Inc. and ConnectNet, Inc. and the acquisition of certain assets of ConnecTen, L.L.C. We have recognized the revenues earned since the ConnecTen, L.L.C. and ConnectNet, Inc. transactions, both of which closed in April 1999, and the Kivex, Inc. transaction which closed on June 30, 1999, in our consolidated statement of operations for the year ended December 31, 1999. Kivex, Inc. revenues contributed approximately $5.0 million to consolidated revenues for the year ended December 31, 1999. The other two companies' revenues were immaterial to revenues for the year ended December 31, 1999. We have had discussions, and will continue to have discussions in the foreseeable future, concerning other potential acquisitions of Internet service providers and other providers of telecommunications services.

The systems that have historically been used to switch customers from their existing carrier to Allegiance and to begin providing them service generally required multiple entries of customer information by hand and were exchanged by fax with the ILEC. In January 1999, we announced that we had successfully achieved "electronic bonding" between our operations support systems and those of Bell Atlantic in the New York City market with respect to processing local service orders. Electronic bonding is a method by which manual processing and faxing of information is replaced with electronic processing where our computer systems and those of other carriers communicate directly. The manual approach which we must use in the absence of electronic bonding is not only labor intensive, but also creates numerous opportunities for:

o    errors in providing new service and billing;

o    service interruptions;

o    poor customer service; and

o    increased customer turnover.

These problems create added expenses and decrease customer satisfaction. Without electronic bonding, confirmation of receipt and installation of orders has taken from between two business days to one month. Electronic bonding is expected to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed.

In addition to Bell Atlantic in New York City, we are now electronically bonding with Bell Atlantic in Boston and Long Island and with Southwestern Bell in Dallas, Fort Worth and Houston. Testing with SBC Communications (SBC) and Pacific Bell in California was completed during the third quarter 1999 on the electronic data interface which is now in use there. Local service requests for all Texas and California markets are now processed electronically with SBC. We have recently completed electronic bonding testing with Ameritech, and currently we are processing data for local service requests electronically with Ameritech. We are currently testing electronic bonding with Bell Atlantic in their southern region and expect to begin sending production orders sometime after the first quarter 2000. We plan on testing electronic bonding with BellSouth in the second quarter and US West in the third quarter 2000. We are also working towards the electronic bonding of that portion of the billing process in which we gather customer specific information, including their current service options, and the process of identifying and resolving customer service problems. These additional "electronic bonding" initiatives will require additional capital expenditures and should result in additional efficiencies.

For the years ended December 31, 1999 and 1998, network expenses were $62.5 million and $9.5 million, respectively. This sharp increase is consistent with the deployment of our networks and initiation and growth of our services during 1999 and 1998. Network expenses included:

o the cost of leasing high-capacity digital lines that interconnect our network with ILEC networks;

o the cost of leasing high-capacity digital lines that connect our switching equipment to our transmission equipment located in ILEC central offices;

o the cost of leasing local loop lines which connect our customers to our network;

o the cost of completing local and long distance calls originated by our customers;

o the cost of leasing space in ILEC central offices for collocating our transmission equipment; and

o    the cost of leasing our nationwide Internet network.

The costs to lease local loop lines and high-capacity digital lines from the ILECs vary by ILEC and are regulated by state authorities under the Telecommunications Act of 1996. We believe that in many instances there are multiple carriers in addition to the ILEC from which we can lease high-capacity lines, and that we can generally lease those lines at lower prices than are charged by the ILEC. We expect that the costs associated with these leases will increase with customer volume and will be a significant part of our ongoing cost of services. The cost of leasing switch sites is also a significant part of our ongoing cost of services.

In constructing switching and transmission equipment for a new market, we capitalize as a component of property and equipment only the non-recurring charges associated with our initial network facilities and the monthly recurring costs of those network facilities until the switching equipment begins to carry revenue producing traffic. Typically, the charges for just one to two months are capitalized. We generally expense the monthly recurring costs resulting from the growth of existing collocation sites, and the costs related to expansion of the network to additional collocation sites in operational markets as we incur these charges.

We incur "reciprocal compensation" costs in providing both voice and data services and expect reciprocal compensation costs to be a major portion of our cost of services. We must enter into an interconnection agreement with the ILEC in each market to make widespread calling available to our customers. These agreements typically set the cost per minute to be charged by each party for the calls that are exchanged between the two carriers' networks. Generally, a carrier must compensate another carrier when a local call by the first carrier's customer terminates on the other carrier's network. These reciprocal compensation costs will grow as our customers' outbound calling volume grows.

The cost of securing long distance service capacity is a variable cost that increases in direct relationship to increases in our customer base and their long distance calling volumes. We believe that these costs, measured as a percentage of long distance revenues, will be relatively consistent from period to period. However, we do expect period over period growth in the absolute cost of such capacity, and that the cost of long distance capacity will be a significant portion of our cost of long distance services. We have entered into one resale agreement with a long distance carrier to provide Allegiance with the ability to provide our customers with long distance service. We expect to enter into resale agreements for long distance service with other carriers in the future. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Our existing resale agreement, however, does not contain a minimum volume commitment. If we agree to minimum volume commitments and fail to meet them, we may be obligated to pay underutilization charges. Under most of these types of agreements, if a company underestimates its need for transmission capacity and exceeds the maximum amount agreed to under such agreements, it may be required to obtain capacity through more expensive means.

We have developed a national Internet data network by connecting our markets with leased high-capacity digital lines. The costs of these lines will increase as we increase capacity to address customer demand, open new markets and connect additional markets to our Internet network.

For the year ended December 31, 1999, selling, general and administrative expenses increased to $140.7 million from $46.1 million for the year ended December 31, 1998. Selling, general and administrative expenses include salaries and related personnel costs, facilities costs and legal and consulting fees. The number of employees increased to 1,784 as of December 31, 1999, from 649 as of December 31, 1998. As of December 31, 1999, the sales force, including sales managers and sales administrators, had grown to 707 from 295 as of December 31, 1998. We currently do not have any print or other media advertising campaigns. Although we currently do not use sales agents, we may use agents in the future. As we continue to grow in terms of number of customers and call volume, we expect that ongoing expenses for customer care and billing will increase.

We amortized $18.8 million and $167.3 million of the deferred management ownership allocation charge, a non-cash charge to income, for the years ended December 31, 1999 and 1998, respectively. Our original private equity fund investors and original management team investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance Telecom, LLC, an entity that owned substantially all of our outstanding capital stock prior to our initial public offering of common stock. As a result of that offering, the assets of Allegiance Telecom, LLC, which consisted almost entirely of such capital stock, were distributed to the original fund investors and management investors in accordance with the Allegiance Telecom, LLC limited liability company agreement. This agreement provided that the equity allocation between the fund investors and management investors would be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering. We recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital. This transaction was recorded during the third quarter of 1998. Of this charge, we recorded $122.5 million as a non-cash, non-recurring charge to operating expense and $71.0 million as a deferred management ownership allocation charge. We will further amortize this deferred charge at $6.6 million and $0.2 million during the years 2000 and 2001, respectively. This period is the time frame over which we have the right to repurchase a portion of the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated. During 1999, we repurchased 25,312 shares from terminated management employees, and reversed the remaining deferred charge of $0.6 million related to these shares to additional paid-in capital. For the years ended December 31, 1999 and 1998, we recorded $7.8 million and $5.3 million of amortization of deferred compensation expense, respectively. Such deferred compensation was recorded in connection with membership units of Allegiance Telecom, LLC sold to certain management employees and options granted to employees under our 1997 Stock Option Plan and 1998 Stock Incentive Plan.

For the years ended December 31, 1999 and 1998, we recorded depreciation and amortization of property and equipment of $49.1 million and $9.0 million, respectively. Such increase was consistent with the deployment of our networks and initiation of services in 19 markets by December 31, 1999.

In connection with the ConnecTen, ConnectNet and Kivex acquisitions completed during the second quarter of 1999, we assigned an aggregate of $5.5 million of the purchase price to customer lists and $0.2 million to workforces. We also recorded an aggregate of $34.2 million of goodwill. Each of these intangible assets is being amortized over their estimated useful lives of three years, beginning at their respective date of the acquisition. For the year ended December 31, 1999, we recorded $5.7 million of amortization for goodwill and $1.0 million of amortization of customer list and workforces.

For the years ended December 31, 1999 and 1998, interest expense was $59.4 million and $39.0 million, respectively. Interest expense recorded during the period ended December 31, 1999 reflects the accretion of the 113/4% notes and related amortization of the original issue discount, and the amortization of the original issue discount on the 12 7/8% notes. The 12 7/8% notes were issued on July 1, 1998. The amount of interest capitalized for the years ended December 31, 1999 and 1998 was $6.0 million and $2.8 million, respectively. Interest income for the years ended December 31, 1999 and 1998 was $31.4 million and $19.9 million, respectively. Interest income results from the investment of cash and from U.S. government securities which we purchased and placed in a pledge account to secure the semiannual payments of interest through May 2001 on the 12 7/8% notes. Interest income during 1999 is greater than for 1998 because we had additional cash to invest. The additional cash was generated primarily from the sale of common stock during April 1999.

From February 1998 through March 1999, we recorded accretion of our redeemable warrants to reflect the possibility that they would be redeemed at fair market value in February 2008. Amounts were accreted using the effective interest method and management's estimate of the future fair market value of such warrants at the time redemption is permitted. Amounts accreted increased the recorded value of such warrants on the balance sheet and resulted in non-cash charges to increase the net loss applicable to common stock. As the terms and conditions of the Warrant Agreement do not specify a date certain for redemption of the warrants and the exchange of warrants for cash is no longer beyond the control of management, we have ceased accretion of the warrants and reclassified the accreted value of the redeemable warrants at April 1, 1999 to the stockholders' equity section. If a repurchase event occurs in the future or becomes probable, we will adjust the warrants to the estimated redemption value at that time. For the year ending December 31, 1999, we recorded accretion of $0.1 million related to the redeemable warrants. For the year ending December 31, 1998, we recorded $0.5 million of such accretion.

Until the consummation of our initial public offering of common stock in July 1998, we also recorded the potential redemption values of redeemable convertible preferred stock, in the event that those shares would be redeemed at fair market value in August 2004. At the time of our initial public offering, such preferred stock was converted into common stock. Accordingly, the amounts accreted for the redeemable convertible preferred stock were reclassified as an increase to additional paid-in capital in the stockholders' equity section of the consolidated balance sheet. Therefore, we will not record any additional accretion of redeemable convertible preferred stock values. Accretion related to the redeemable convertible preferred stock was $11.5 million for the year ended December 31, 1998.

Our net loss for the year ended December 31, 1999, after amortization of the non-cash management ownership allocation charge and amortization of deferred compensation, but before accretion of redeemable warrants, was $214.7 million. Our net loss for the year ended December 31, 1998, after amortization of the non-cash management ownership allocation charge and amortization of deferred compensation, but before the accretion of the redeemable convertible preferred stock and redeemable warrants, was $246.5 million. After deducting accretion of redeemable warrant values, the net loss applicable to common stock was $214.9 million for the year ended December 31, 1999. After deducting accretion of redeemable convertible preferred stock and warrant values, the net loss applicable to common stock was $258.5 million for the year ended December 31, 1998.

Many securities analysts use the measure of earnings before deducting interest, taxes, depreciation and amortization, also commonly referred to as "EBITDA," as a way of measuring the performance of a company. We had EBITDA losses of $104.2 million for the year ended December 31, 1999, and EBITDA losses of $45.8 million for the year ended December 31, 1998. In calculating EBITDA, we also exclude the non-cash charges to operations for the management ownership allocation charge and deferred compensation expense totaling $26.6 million for the year ended December 31, 1999 and $172.6 million for the year ended December 31, 1998.

We expect to continue to experience operating losses and negative EBITDA as a result of our development and market expansion activities. We typically do not expect to achieve positive EBITDA in any market until at least its third year of operation.

Year ended December 31, 1998 compared to the period from inception (April 22, 1997) to December 31, 1997

Allegiance commenced operations in August 1997. During the period from August to December 1997, we did not sell any services or open any markets. Instead, substantial effort was devoted to developing business plans, initiating applications for governmental authorizations, hiring management and other key personnel, working on the design and development of local exchange telephone networks and operations support systems, acquiring equipment and facilities, and negotiating interconnection agreements. We initiated service by buying phone lines at wholesale prices and then reselling them to nine "beta" customers in Dallas during December 1997, generating only $400 of revenue for that period. Given that we have significantly increased our customer base and geographic markets from the commencement of operations in Dallas during 1997, comparisons of 1998 results with those of 1997 are not meaningful.

LIQUIDITY AND CAPITAL RESOURCES

Our financing plan is predicated on the pre-funding of each market's expansion to positive free cash flow. By using this approach, we avoid being in the position of seeking additional capital to fund a market after we have already made a significant capital investment in that market. We believe that by raising all required capital prior to making any commitments in a market, we can raise capital on more favorable terms and conditions.

On January 3, 2000, we announced a significant expansion of our business plan to include a total of 36 target markets and which:

o includes an increase in our collocation footprint by approximately 100 central offices in our initial 24 target markets; and

o provides for the acquisition of dark fiber capacity in an additional 16 of our target markets as well as in the Boston - New York - Washington, D.C. corridor.

We do not begin to develop a new market until we have raised the capital that we project to be necessary to build and operate our network in the market to the point at which operating cash flow from the market is sufficient to fund such market's ongoing operating costs and capital expenditures. All of our 36 target markets are now fully funded in this manner.

We may decide to seek additional capital in the future to expand our business. Sources of additional financing may include vendor financing and/or the private or public sale of our equity or debt securities. We cannot assure you, however, that such financing will be available at all or on terms acceptable to us, or that our estimate of additional funds required is accurate. The actual amount and timing of future capital requirements may differ materially from our estimates as a result of, among other things:

o    the cost of the development of our networks in each of our markets;

o a change in or inaccuracy of our development plans or projections that leads to an alteration in the schedule or targets of our roll-out plan;

o the extent of price and service competition for telecommunications services in our markets;

o    the demand for our services;

o regulatory and technological developments, including additional market developments and new opportunities in our industry;

o    an inability to borrow under our new credit facilities; and

o    the consummation of acquisitions.

Our cost of rolling out our networks and operating our business, as well as our revenues, will depend on a variety of factors, including:

o    our ability to meet our roll-out schedules;

o    our ability to negotiate favorable prices for purchases of equipment;

o our ability to develop, acquire and integrate the necessary operations support systems and other back office systems;

o    the number of customers and the services for which they subscribe;

o    the nature and penetration of new services that we may offer; and

o    the impact of changes in technology and telecommunication regulations.

As such, actual costs and revenues may vary from expected amounts, possibly to a material degree, and such variations are likely to affect our future capital requirements.

For the years ended December 31, 1999 and 1998, we made capital expenditures of $273.0 million and $113.5 million, respectively. For the year ended 1997, we made capital expenditures of $21.9 million. We also used capital during these periods to fund our operations. Excess cash was used to purchase short-term investments and money market investments. As of December 31, 1999, we had transmission equipment collocated in 327 ILEC central offices. Pursuant to our expanded business plan, we expect to incur approximately $400.0 million of capital expenditures in 2000.

As of December 31, 1999, we had approximately $526.0 million of cash and short-term investments. In addition, $37.8 million of restricted U.S. government securities have been placed in a pledge account to fund interest payments on our 12 7/8% notes through May 2001.

On February 28, 2000, a three-for-two stock split of our common stock was effected in the form of a 50% dividend to shareholders of record on February 18, 2000. All references to the number of common shares and per share amounts have been restated to reflect the stock split for the periods presented.

We initially raised approximately $50.1 million from certain members of our management team and from affiliates of four private equity investment funds with extensive experience in financing telecommunications companies: Madison Dearborn Capital Partners, Morgan Stanley Dean Witter Capital Partners, Frontenac Company and Battery Ventures.

On February 3, 1998, we raised gross proceeds of approximately $250.5 million in an offering of 445,000 units, each unit consisting of one 11 3/4% note and one redeemable warrant. Net proceeds of approximately $240.7 million were received from that offering. The 11 3/4% notes have a principal amount at maturity of $445.0 million and an effective interest rate of 12.21%. The 11 3/4% notes mature on February 15, 2008. From and after February 15, 2003, interest on such notes will be payable semi-annually in cash at the rate of 11 3/4% per annum. The accretion of original issue discount will cause an increase in indebtedness from December 31, 1999 to February 15, 2008 of $140.6 million.

We completed the initial public offering of our common stock and the offering of the 12 7/8% notes early in the third quarter of 1998. We raised net proceeds of approximately $137.8 million from our initial public offering of common stock and approximately $124.8 million from the offering of these notes. The 12 7/8% notes mature on May 15, 2008. Interest on these notes is payable in cash semi-annually, commencing November 15, 1998. The 12 7/8% notes were sold at less than par, resulting in an effective rate of 13.24%, and the value of the 12 7/8% notes is being accreted, using the effective interest method, from the $200.9 million gross proceeds realized at the time of the sale to the aggregate value at maturity, $205.0 million, over the period ending May 15, 2008. The accretion of original issue discount will cause an increase in indebtedness from December 31, 1999 to May 15, 2008 of $3.7 million. In connection with the sale of the 12 7/8% notes, we purchased U.S. government securities for approximately $69.0 million and placed them in a pledge account to fund interest payments for the first three years the 12 7/8% notes are outstanding. The first interest payment was made in November 1998. Such U.S. government securities are reflected in the balance sheet as of December 31, 1999, at an accreted value of approximately $37.8 million, $25.5 million of which we classified as current assets and $12.3 million of which we classified as non-current assets.

On April 20, 1999, we completed the public offering of 17,739,000 new shares of our common stock at a price of $25.33 per share, raising gross proceeds of $449.4 million. After underwriters' fees and other expenses, we realized net proceeds of approximately $430.3 million. On April 28, 1999, the underwriters of this offering exercised an option to purchase an additional 3,302,100 shares of common stock at the same price per share. As a result, we raised an additional $83.6 million of gross proceeds and $80.3 million of net proceeds, at that time.

On February 2, 2000, we completed the public offering of 9,900,000 new shares of our common stock at a price of $70.00 per share, raising gross proceeds of $693.0 million. After underwriters' fees and other expenses, we realized net proceeds of approximately $667.1 million. On February 29, 2000, the underwriters of this offering exercised an option to purchase an additional 803,109 shares of common stock at the same price per share. As a result, we raised an additional $56.2 million of gross proceeds and $54.1 million of net proceeds.

In February 2000, we completed $500.0 million of senior secured credit facilities, which replaced the Revolving Credit Facility. The new credit facilities consist of a $350.0 million revolving credit facility and a $150.0 million delayed draw term loan facility. The credit facilities are available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for network build-out, including the cost to develop, acquire and integrate the necessary operations support and back office systems, as well as for additional dark fiber purchases and central office collocations. Interest on amounts drawn is variable, based on leverage ratios, and is expected to be the London Interbank Offered Rate + 3.25%. The initial commitment fee on the unused portion of the credit facility will be 1.5% and will step down based upon usage. The credit facility contains certain representations, warranties, covenants and events of default customary for credit of this nature and otherwise agreed upon by the parties.

IMPACT OF THE YEAR 2000

The "year 2000" issue generally describes the various problems that may result from the improper processing of dates and date-sensitive transactions by computers and other equipment as a result of computer hardware and software using two digits to identify the year in a date. In 1999, we completed a company-wide inventory of all computer systems on which we relied, both within and outside of Allegiance. We have attempted to assess, and we plan to continue to monitor year 2000 issues. If any year 2000 issues are not adequately resolved by Allegiance, there could be a material adverse effect on our business, financial condition or results of operations. To date, however, we have not experienced any year 2000 issues.

Even though we have not identified or experienced any specific year 2000 issues, we believe that the design of our networks and support systems could provide Allegiance with certain operating contingencies in the event material external systems fail. We have developed contingency plans for all of our operating support systems. If we should, in the future, experience year 2000 issues with any of these operating support systems, we will have our personnel resort to the manual systems which we used prior to implementing the operating support systems, during the period that remediation efforts would be undertaken.

We have attempted to ensure that our own operating facilities and systems are fully backed up with auxiliary power generators capable of operating all equipment and systems for indeterminate periods should power supplies fail, subject to the availability of fuel to run these generators. We also have the ability to relocate headquarters and administrative personnel to other Allegiance facilities should power and other services at our Dallas headquarters fail. Because of the inability of our contingency plans to eliminate the negative impact that disruptions in ILEC service or the service of other carriers would create, there can be no assurance that we will not experience numerous disruptions that could have a material effect on our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our investment policy is limited by our existing bond indentures. We are restricted to investing in financial instruments with a maturity of one year or less. The indentures require investments in high quality instruments, such as obligations of the U.S. Government or any agency thereof guaranteed by the United States of America, money market deposits and commercial paper with a rating of A1/P1.

We are thus exposed to market risk related to changes in short-term U.S. interest rates. We manage these risks by closely monitoring market rates and the duration of our investments. We do not enter into financial or commodity investments for speculation or trading purposes and are not a party to any financial or commodity derivatives.

Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We believe that we are not exposed to significant changes in fair value because of our conservative investment strategy. However, the estimated interest income for 2000, based on the estimated average 1999 earned rate on investments is $51.9 million. Assuming a 100 basis point drop in the estimated average rate, we would be exposed to a $10.1 million reduction in interest income for the year. The following table illustrates this impact on a quarterly basis:

(dollars in millions)                                                        QUARTER ENDING
                                                ------------------------------------------------------------------------
                                                 MARCH 2000     JUNE 2000    SEPTEMBER 2000  DECEMBER 2000      TOTAL
                                                ------------   ------------   ------------   ------------   ------------
Estimated average investments                   $      912.3   $    1,083.3   $      988.2   $      905.5            N/A
Estimated average interest earned at the
     estimated average rate of 5.1% for
     the year ended December 31, 1999           $       11.6   $       13.8   $       12.5   $       11.5   $       49.4
Estimated impact of interest rate drop          $        2.3   $        2.7   $        2.5   $        2.3   $        9.8


Our outstanding long-term debt consists principally of long-term, fixed rate notes, not subject to interest rate fluctuations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Allegiance Telecom, Inc.:

We have audited the accompanying consolidated balance sheets of Allegiance Telecom, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998, and for the period from inception (April 22, 1997), to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Telecom, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and for the period from inception (April 22, 1997), to December 31, 1997, in conformity with accounting principles generally accepted in the United States.


                                                  ARTHUR ANDERSEN LLP

Dallas, Texas,
January 26, 2000
(except with respect to the matters discussed in Note 12, as to which the date is March 1, 2000)

ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

As of December 31, 1999 and 1998 (in thousands, except share and per share data)

ASSETS                                                                                1999           1998
                                                                                  -----------    -----------
CURRENT ASSETS:
Cash and cash equivalents                                                         $   502,234    $   262,502
Short-term investments                                                                 23,783        143,390
Short-term investments, restricted                                                     25,518         25,543
Accounts receivable (net of allowance for doubtful accounts of $7,800 and $577,
     at December 31, 1999 and 1998, respectively)                                      30,344          6,187
Prepaid expenses and other current assets                                               1,770          1,242
                                                                                  -----------    -----------
     Total current assets                                                             583,649        438,864
PROPERTY AND EQUIPMENT:
Property and equipment                                                                435,526        153,875
Accumulated depreciation and amortization                                             (58,113)        (9,015)
                                                                                  -----------    -----------
     Property and equipment, net                                                      377,413        144,860
DEFERRED DEBT ISSUANCE COSTS (net of accumulated amortization of $2,610 and
     $734, at December 31, 1999 and 1998, respectively)                                21,668         16,078
LONG-TERM INVESTMENTS, RESTRICTED                                                      13,232         36,699
OTHER ASSETS                                                                           37,913          1,373
                                                                                  -----------    -----------
     Total assets                                                                 $ 1,033,875    $   637,874
                                                                                  ===========    ===========


Liabilities and stockholders' equity

CURRENT LIABILITIES:
Accounts payable                                                                  $    44,805    $    20,982
Accrued liabilities and other current liabilities                                      28,868         24,847
                                                                                  -----------    -----------
     Total current liabilities                                                         73,673         45,829
LONG-TERM LIABILITIES                                                                   2,154          1,329
LONG-TERM DEBT                                                                        514,432        471,652
REDEEMABLE WARRANTS                                                                        --          8,634
COMMITMENTS AND CONTINGENCIES (see note 9)
Stockholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued
     or outstanding at December 31, 1999 and 1998, respectively                            --             --
Common stock, $.01 par value, 150,000,000 shares authorized, 97,459,677 and
     75,512,331 shares issued and 97,434,365 and 75,512,331 shares outstanding
     at December 31, 1999 and 1998, respectively                                          975            755
Common stock in treasury, at cost, 25,312 and no shares at December 31, 1999
     and 1998, respectively                                                                (5)            --
Common stock warrants                                                                   3,719             --
Additional paid-in capital                                                            940,120        416,479
Deferred compensation                                                                 (13,573)       (14,617)
Deferred management ownership allocation charge                                        (6,790)       (26,225)
Accumulated deficit                                                                  (480,830)      (265,962)
                                                                                  -----------    -----------
     Total stockholders' equity                                                       443,616        110,430
                                                                                  -----------    -----------
     Total liabilities and stockholders' equity                                   $ 1,033,875    $   637,874
                                                                                  ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 1999 and 1998, and for the period from inception (April 22, 1997), to December 31, 1997 (in thousands, except share and per share data)

                                                                        1999            1998            1997
                                                                   ------------    ------------    ------------
REVENUES                                                           $     99,061    $      9,786    $         --
OPERATING EXPENSES:
Network                                                                  62,542           9,529             151
Selling, general and administrative                                     140,745          46,089           3,426
Depreciation and amortization                                            55,822           9,003              13
Management ownership allocation charge                                   18,789         167,312              --
Noncash deferred compensation                                             7,851           5,307             210
                                                                   ------------    ------------    ------------
     Total operating expenses                                           285,749         237,240           3,800
                                                                   ------------    ------------    ------------
Loss from operations                                                   (186,688)       (227,454)         (3,800)
OTHER INCOME (EXPENSE):
Interest income                                                          31,354          19,918             112
Interest expense                                                        (59,404)        (38,952)             --
                                                                   ------------    ------------    ------------
     Total other income (expense)                                       (28,050)        (19,034)            112
                                                                   ------------    ------------    ------------
NET LOSS                                                               (214,738)       (246,488)         (3,688)
ACCRETION OF REDEEMABLE PREFERRED STOCK AND WARRANT VALUES                 (130)        (11,972)         (3,814)
                                                                   ------------    ------------    ------------
NET LOSS APPLICABLE TO COMMON STOCK                                $   (214,868)   $   (258,460)   $     (7,502)
                                                                   ============    ============    ============
NET LOSS PER SHARE, basic and diluted                              $      (2.37)   $      (7.02)   $ (11,740.22)
                                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, basic and diluted     90,736,461      36,825,519             639
                                                                   ============    ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 1999 and 1998, and for the period from inception (April 22, 1997), to December 31, 1997 (in thousands, except share and per share data)

                                                                             PREFERRED STOCK    COMMON STOCK
                                                                            -----------------   ------------



                                                                             NUMBER               NUMBER
                                                                            OF SHARES  AMOUNT   OF SHARES
                                                                            ---------  ------   ----------
Balance, April 22, 1997 (date of inception)                                       --   $   --           --
     Issuance of common stock at $.15 per share                                   --       --          639
     Accretion of redeemable preferred stock and warrant values                   --       --           --
     Deferred compensation                                                        --       --           --
     Amortization of deferred compensation                                        --       --           --
     Net loss                                                                     --       --           --
                                                                              ------   ------   ----------
Balance, December 31, 1997                                                        --       --          639
     Accretion of redeemable preferred stock and warrant values                   --       --           --
     Initial public offering                                                      --       --   15,000,000
     Conversion of redeemable preferred stock                                     --       --   60,511,692
     Deferred compensation                                                        --       --           --
     Amortization of deferred compensation                                        --       --           --
     Net loss                                                                     --       --           --
                                                                              ------   ------   ----------
Balance, December 31, 1998                                                        --       --   75,512,331
     Issuance of stock under the Employee Stock Purchase Plan (see Note 11)       --       --      145,574
     Acquisition of treasury stock                                                --       --           --
     Exercise of employee stock options                                           --       --      200,170
     Accretion of redeemable warrant values                                       --       --           --
     Reclassification of common stock warrants (see Note 6)                       --       --           --
     Conversion of common stock warrants                                          --       --      560,502
     Secondary offering of common stock                                           --       --   21,041,100
     Deferred compensation                                                        --       --           --
     Amortization of deferred compensation                                        --       --           --
     Net loss                                                                     --       --           --
                                                                              ------   ------   ----------
Balance, December 31, 1999                                                        --   $   --   97,459,677
                                                                              ======   ======   ==========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                 COMMON STOCK                     TREASURY STOCK
                                                                 ------------                ------------------------
                                                                               ADDITIONAL                                COMMON
                                                                                PAID-IN        NUMBER                     STOCK
                                                                    AMOUNT      CAPITAL      OF SHARES      AMOUNT       WARRANTS
                                                                  ----------   ----------   ----------    ----------    ----------
BALANCE, April 22, 1997 (date of inception)                       $       --   $       --           --    $       --    $       --
     Issuance of common stock at $.15 per share                           --           --           --            --            --
     Accretion of redeemable preferred stock and warrant values           --           --           --            --            --
     Deferred compensation                                                --        3,008           --            --            --
     Amortization of deferred compensation                                --           --           --            --            --
     Net loss                                                             --           --           --            --            --
                                                                  ----------   ----------   ----------    ----------    ----------
Balance, December 31, 1997                                                --        3,008           --            --            --
     Accretion of redeemable preferred stock and warrant values           --           --           --            --            --
     Initial public offering                                             150      137,607           --            --            --
     Conversion of redeemable preferred stock                            605       65,201           --            --            --
     Deferred compensation                                                --      210,663           --            --            --
     Amortization of deferred compensation                                --           --           --            --            --
     Net loss                                                             --           --           --            --            --
                                                                  ----------   ----------   ----------    ----------    ----------
Balance, December 31, 1998                                               755      416,479           --            --            --
     Issuance of stock under the Employee Stock
      Purchase Plan (see Note 11)                                          2        1,466           --            --            --
     Acquisition of treasury stock                                        --           --      (25,312)           (5)           --
     Exercise of employee stock options                                    2          563           --            --            --
     Accretion of redeemable warrant values                               --           --           --            --            --
     Reclassification of common stock warrants (see Note 6)               --           --           --            --         8,764
     Conversion of common stock warrants                                   6        5,043           --            --        (5,045)
     Secondary offering of common stock                                  210      510,408           --            --            --
     Deferred compensation                                                --        6,161           --            --            --
     Amortization of deferred compensation                                --           --           --            --            --
     Net loss                                                             --           --           --            --            --
                                                                  ----------   ----------   ----------    ----------    ----------
Balance, December 31, 1999                                        $      975   $  940,120      (25,312)   $       (5)   $    3,719
                                                                  ==========   ==========   ==========    ==========    ==========

                                                                                   DEFERRED
                                                                                  MANAGEMENT
                                                                                  OWNERSHIP
                                                                     DEFERRED     ALLOCATION   ACCUMULATED
                                                                   COMPENSATION     CHARGE       DEFICIT        TOTAL
                                                                   ------------   ----------   -----------    ----------
BALANCE, April 22, 1997 (date of inception)                         $       --    $       --    $       --    $       --
     Issuance of common stock at $.15 per share                             --            --            --            --
     Accretion of redeemable preferred stock and warrant values             --            --        (3,814)       (3,814)
     Deferred compensation                                              (3,008)           --            --            --
     Amortization of deferred compensation                                 210            --            --           210
     Net loss                                                               --            --        (3,688)       (3,688)
                                                                    ----------    ----------    ----------    ----------
Balance, December 31, 1997                                              (2,798)           --        (7,502)       (7,292)
     Accretion of redeemable preferred stock and warrant values             --            --       (11,972)      (11,972)
     Initial public offering                                                --            --            --       137,757
     Conversion of redeemable preferred stock                               --            --            --        65,806
     Deferred compensation                                             (17,126)     (193,537)           --            --
     Amortization of deferred compensation                               5,307       167,312            --       172,619
     Net loss                                                               --            --      (246,488)     (246,488)
                                                                    ----------    ----------    ----------    ----------
Balance, December 31, 1998                                             (14,617)      (26,225)     (265,962)      110,430
     Issuance of stock under the Employee Stock
      Purchase Plan (see Note 11)                                           --            --            --         1,468
     Acquisition of treasury stock                                          --            --            --            (5)
     Exercise of employee stock options                                     --            --            --           565
     Accretion of redeemable warrant values                                 --            --          (130)         (130)
     Reclassification of common stock warrants (see Note 6)                 --            --            --         8,764
     Conversion of common stock warrants                                    --            --            --             4
     Secondary offering of common stock                                     --            --            --       510,618
     Deferred compensation                                              (6,807)          646            --            --
     Amortization of deferred compensation                               7,851        18,789            --        26,640
     Net loss                                                               --            --      (214,738)     (214,738)
                                                                    ----------    ----------    ----------    ----------
Balance, December 31, 1999                                          $  (13,573)   $   (6,790)   $ (480,830)   $  443,616
                                                                    ==========    ==========    ==========    ==========


ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1999 and 1998, and for the period from inception (April 22, 1997), to December 31, 1997 (in thousands)

                                                                                 1999         1998         1997
                                                                              ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                      $(214,738)   $(246,488)   $  (3,688)
Adjustments to reconcile net loss to cash used in operating activities--
     Depreciation and amortization                                               55,822        9,003           13
     Provision for uncollectible accounts receivable                              7,496          577           --
     Accretion of investments                                                    (4,145)      (3,427)          --
     Accretion of Series B 11 3/4% notes                                         34,107       28,333           --
     Amortization of deferred debt issuance costs                                 1,876          734           --
     Amortization of management ownership allocation
     charge and deferred compensation                                            26,640      172,619          210
     Changes in assets and liabilities--
     Increase in accounts receivable                                            (31,224)      (6,760)          (4)
     Increase in prepaid expenses and other current assets                         (385)        (998)        (245)
     Increase in other assets                                                    (3,138)      (1,202)        (171)
     Increase in accounts payable                                                31,412        4,704          275
     (Decrease) increase in accrued liabilities and other current liabilities    (6,176)      22,208        1,667
                                                                              ---------    ---------    ---------
     Net cash used in operating activities                                     (102,453)     (20,697)      (1,943)
                                                                              ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                            (273,015)    (113,539)     (21,926)
Purchases of subsidiaries, net of cash acquired                                 (35,478)          --           --
Purchases of investments                                                        (62,313)    (291,262)          --
Proceeds from sale of investments                                               209,559       89,058           --
                                                                              ---------    ---------    ---------
     Net cash used in investing activities                                     (161,247)    (315,743)     (21,926)
                                                                              ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                                             --      443,212           --
Proceeds from issuance of redeemable warrants                                        --        8,184           --
Proceeds from issuance of common stock, net                                     512,655      137,757           --
Deferred debt issuance costs                                                     (7,929)     (16,812)          --
Proceeds from issuance of redeemable preferred stock                                 --           --        5,000
Proceeds from redeemable capital contributions                                       --       20,875       24,595
Purchase of treasury stock                                                           (5)          --           --
Payments on capital lease obligations                                            (1,285)          --           --
Other                                                                                (4)          --           --
                                                                              ---------    ---------    ---------
     Net cash provided by financing activities                                  503,432      593,216       29,595
                                                                              ---------    ---------    ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                           239,732      256,776        5,726
CASH AND CASH EQUIVALENTS, beginning of period                                  262,502        5,726           --
                                                                              ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, end of period                                      $ 502,234    $ 262,502    $   5,726
                                                                              =========    =========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest                                                        $  37,233    $   9,384    $      --
                                                                              =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, and 1997 (dollars in thousands, except share and per share data)

1. GENERAL:

Allegiance Telecom, Inc., a competitive local exchange carrier (CLEC), was incorporated on April 22, 1997, as a Delaware corporation, for the purpose of providing voice, data and Internet services to business, government and other institutional users in major metropolitan areas across the United States. Allegiance Telecom, Inc. and its subsidiaries are referred to herein as the Company.

The Company's business plan is focused on offering services in 36 of the largest metropolitan areas in the United States. As of December 31, 1999, the Company is operational in 19 markets: Atlanta, Baltimore, Boston, Chicago, Dallas, Detroit, Fort Worth, Houston, Long Island, Los Angeles, New York City, Northern New Jersey, Oakland, Orange County, Philadelphia, San Diego, San Francisco, San Jose and Washington, D.C.; and is in the process of deploying networks in two other markets: Denver and St. Louis.

Until December 16, 1997, the Company was in the development stage. Since its inception on April 22, 1997, through December 31, 1997, the Company's principal activities included developing its business plans, procuring governmental authorizations, raising capital, hiring management and other key personnel, working on the design and development of its local exchange telephone networks and operations support systems (OSS), acquiring equipment and facilities, and negotiating interconnection agreements. Also, the Company initiated resale services to customers in the Dallas market in December 1997. During 1998, the Company began providing facilities-based services to customers in its markets. The Company has concentrated its effort during 1999 and 1998 on deploying its network throughout the markets it is currently operating in, as well as developing future markets. Accordingly, the Company has incurred substantial operating losses and substantial capital expenditures.

The Company's success will be affected by the problems, expenses and delays encountered in connection with the formation of any new business, and the competitive environment in which the Company intends to operate. The Company's performance will further be affected by its ability to assess potential markets, implement expanded interconnection and collocation with the facilities of incumbent local exchange carriers (ILECs), lease adequate trunking capacity from and otherwise develop efficient and effective working relationships with ILECs and other carriers, obtain peering agreements with Internet service providers, collect interexchange access charges, purchase and install switches in additional markets, implement efficient OSS and other back office systems, develop a sufficient customer base and attract, retain and motivate qualified personnel. The Company's networks and the provisioning of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably.

Expenses are expected to exceed revenues in each market in which the Company offers service until a sufficient customer base is established. It is anticipated that obtaining a sufficient customer base will take several years, and positive cash flows from operations are not expected in the near future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION--The accompanying financial statements include the accounts of Allegiance Telecom, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS--The Company includes as cash and cash equivalents, cash, marketable securities and commercial paper with original maturities of three months or less at the date of purchase.

SHORT-TERM INVESTMENTS--Short-term investments consist primarily of commercial paper with original maturities between three and 12 months at the date of purchase. Such short-term investments are carried at their accreted value, which approximates fair value.

RESTRICTED INVESTMENTS--Restricted investments consist primarily of U.S. government securities purchased in connection with the issuance of the Company's outstanding 12 7/8% Notes (see Note 6) to secure the first six scheduled payments of interest on the 12 7/8% Notes. Such investments are stated at their accreted value, which approximates fair value, and are classified as both current and other noncurrent assets based upon the maturity dates of each of the securities at the balance sheet date.

Restricted investments also include $900 and $787, at December 31, 1999 and 1998, respectively, in certificates of deposit held as collateral for letters of credit issued on behalf of the Company.

PREPAID EXPENSES AND OTHER CURRENT ASSETS--Prepaid expenses and other current assets consist of prepaid rent, prepaid insurance and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

PROPERTY AND EQUIPMENT--Property and equipment includes network equipment, leasehold improvements, software, office equipment, furniture and fixtures, and construction-in-progress. These assets are stated at cost, which includes direct costs and capitalized interest and are depreciated over their respective useful lives using the straight-line method. During the years ended December 31, 1999 and 1998, $6,019 and $2,798, respectively, of interest expense was capitalized related to construction-in-progress. No interest expense was capitalized during the period ended December 31, 1997. Repair and maintenance costs are expensed as incurred.

Property and equipment at December 31, 1999 and 1998, consist of the following:

                                                                        USEFUL LIVES
                                                  1999         1998      (IN YEARS)
                                               ---------    ---------   ------------
Network equipment                              $ 266,727    $  67,304          5-7
Leasehold improvements                            52,980       24,483         5-10
Software                                          26,169        7,840            3
Office equipment and other                        11,073        4,384            2
Furniture and fixtures                             6,061        2,420            5
                                               ---------    ---------
Property and equipment, in service               363,010      106,431
Less: Accumulated depreciation                   (58,113)      (9,015)
                                               ---------    ---------
     Property and equipment, in service, net     304,897       97,416
Construction-in-progress                          72,516       47,444
                                               ---------    ---------
     Property and equipment, net               $ 377,413    $ 144,860
                                               =========    =========

REVENUE RECOGNITION--Revenues for voice, data and other services to end users are recognized in the month in which the service is provided. Revenues for carrier interconnection and access are recognized in the month in which the service is provided, except for reciprocal compensation generated by calls placed to Internet service providers connected to the Company's network. The ability of CLECs (such as the Company) to earn local reciprocal compensation generated by calls placed to Internet service providers is the subject of numerous regulatory and legal challenges. Until this issue is ultimately resolved, the Company has adopted a policy of recognizing this revenue only when realization is certain, which in most cases will be upon receipt of cash.

COMPREHENSIVE INCOME--In June 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 established reporting and disclosure requirements for comprehensive income and its components within the financial statements. The Company's comprehensive income components were not material as of December 31, 1999 and 1998, and the Company had no comprehensive income components as of December 31, 1997. Therefore, comprehensive income/loss is the same as net income/loss for all periods presented.

STOCK SPLITS--In connection with its initial public offering of common stock
(IPO) on July 7, 1998, (see Note 7) the Company effected a 426.2953905-for-one stock split and subsequent to December 31, 1999, the Company effected a three-for-two stock split (see Note 12). All references to the number of common shares and per share amounts have been restated to reflect both stock splits for all periods presented. Treasury shares were not affected by the stock splits.

LOSS PER SHARE--The Company calculates net loss per share under the provisions of SFAS No. 128, "Earnings per Share." The net loss applicable to common stock includes the accretion of redeemable cumulative convertible preferred stock and warrant values of $130 and $11,972 for the years ended December 31, 1999 and 1998, respectively, and $3,814 for the period from inception (April 22, 1997), to December 31, 1997.

The securities listed below were not included in the computation of diluted loss per share, as the effect from the conversion would be antidilutive.

                                                                December 31,
                                                    ------------------------------------
                                                       1999         1998         1997
                                                    ----------   ----------   ----------
Redeemable Cumulative Convertible Preferred Stock           --           --   40,498,062
Common stock warrants                                  413,318      973,872           --
1997 Nonqualified Stock Option Plan                  1,086,341    1,340,309      282,663
1998 Stock Incentive Plan                            6,394,661      593,653           --
Employee Stock Discount Purchase Plan                   31,935       66,936           --

RECOGNITION OF THE COST OF START-UP ACTIVITIES--On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5). SOP 98-5 requires start-up activities and organization costs to be expensed as incurred and that start-up costs capitalized prior to the adoption of SOP 98-5 be reported as a cumulative effect of a change in accounting principle. The Company adopted SOP 98-5 during the second quarter of 1998. Adoption of SOP 98-5 did not have an effect on the Company, inasmuch as the Company had previously expensed all such costs.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires that all derivatives be recognized at fair value as either assets or liabilities. SFAS 133 also requires an entity that elects to apply hedge accounting to establish the method to be used in assessing the effectiveness of the hedging derivatives and the measurement approach for determining the ineffectiveness of the hedge at the inception of the hedge. The methods chosen must be consistent with the entity's approach to managing risk. The Company adopted SFAS 133 at the beginning of the fourth quarter of 1998. Adoption of SFAS 133 did not have an effect on the Company, as the Company has historically not invested in derivatives or participated in hedging activities.

SEGMENT REPORTING--In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes how public enterprise businesses determine operating segments and the financial and descriptive information required to be disclosed relating to a company's operating segments. The adoption of SFAS 131 has no material impact on the Company's current disclosures of its one operating segment, providing telecommunications services.

USE OF ESTIMATES IN FINANCIAL STATEMENTS--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS--Certain amounts in the prior period's consolidated financial statements have been reclassified to conform with the current period presentation.

3. ACQUISITIONS:

During 1999, the Company acquired 100% of the outstanding stock of the Internet service providers ConnectNet, Inc. and Kivex, Inc. and certain assets of ConnecTen, L.L.C. for cash. Summary information regarding the acquisitions is as follows:

Business Name                           Acquisition Date   Purchase Price
-------------                           ----------------   --------------
ConnecTen, L.L.C.                         April 1, 1999    $          750
ConnectNet, Inc.                         April 28, 1999             2,500
Kivex, Inc.                               June 30, 1999            34,545

Each of the acquisitions was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of the acquired companies have been included in the Company's consolidated financial statements since the acquisition dates. The purchase price of the acquisitions was allocated to assets acquired, including intangible assets and liabilities assumed, based on their respective fair values at the acquisition dates. The Company's purchase price allocation of these acquisitions is preliminary and may be adjusted as additional information is obtained.

The following presents the unaudited pro forma results of operations of the Company for the periods ended December 31, 1999, 1998, and 1997, as if the acquisition of Kivex, Inc. had been consummated at the beginning of each of the periods presented. The pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future. The pro forma results of operations for ConnecTen, L.L.C. and ConnectNet, Inc. are not included in this table as the results would not have been material to the Company's results of operations.

                                           1999         1998         1997
                                        ---------    ---------   -----------
Revenue                                 $ 102,999    $  13,300   $     1,467
Net loss applicable to common stock      (225,594)    (277,580)      (17,464)
Net loss per share, basic and diluted       (2.49)       (7.54)   (27,330.20)

4. OTHER ASSETS:

Other assets consisted of the following:

                                      December 31,
                                 --------------------
                                   1999        1998
                                 --------    --------
Goodwill                         $ 34,211    $     --
Other acquired intangibles          5,705          --
Long-term deposits                  2,143       1,373
Other                               2,616          --
                                 --------    --------
Total other assets                 44,675       1,373
Less: Accumulated amortization     (6,762)         --
                                 --------    --------
     Other assets, net           $ 37,913    $  1,373
                                 ========    ========

Goodwill and other acquired intangibles were obtained in connection with the acquisitions made in 1999 (see Note 3). These assets are being amortized over their estimated useful lives of three years using the straight-line method.

5. ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES:

Accrued liabilities and other current liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                            1999         1998
                                                         ----------   ----------
Accrued employee expenses                                $    4,709   $    1,387
Accrued access charges                                        7,896          988
Accrued taxes                                                 3,823        1,935
Accrued interest                                              3,449        3,470
Other                                                         8,991       17,067
                                                         ----------   ----------
     Accrued liabilities and other current liabilities   $   28,868   $   24,847
                                                         ==========   ==========

6. LONG-TERM DEBT:

Long-term debt consisted of the following:

                                                                            DECEMBER 31,
                                                                     -----------------------
                                                                         1999         1998
                                                                     ----------   ----------
Series B 113/4% Notes, face amount $445,000 due February 15, 2008;
     effective interest rate of 12.21%; at accreted value            $  304,393   $  270,526
12 7/8% Senior Notes, face amount $205,000 due May 15, 2008;
     effective interest rate of 13.24%; at accreted value               201,259      201,019
Capital lease obligations                                                 8,780          107
                                                                     ----------   ----------
Long-term debt                                                       $  514,432   $  471,652
                                                                     ==========   ==========

SERIES B 11 3/4% NOTES DUE 2008--On February 3, 1998, the Company raised gross proceeds of approximately $250,477 in an offering of 445,000 Units (Unit Offering), each of which consists of one 11 3/4% Senior Discount Note due 2008 of the Company (11 3/4% Notes) and one warrant to purchase 2.18847599262 shares of Common Stock (Redeemable Warrants) at an exercise price of $.01 per share, subject to certain antidilution provisions. Of the gross proceeds, $242,294 was allocated to the 11 3/4% Notes and $8,184 was allocated to the Redeemable Warrants. The Redeemable Warrants became exercisable in connection with the IPO (see Note 7) in July 1998.

A registration statement on Form S-4 (File No. 333-49013) registering the
11 3/4% Notes, and offering to exchange (Exchange Offer) any and all of the outstanding 11 3/4% Notes for Series B 11 3/4% Notes due 2008 (Series B Notes), was declared effective by the Securities and Exchange Commission on May 22, 1998. The Exchange Offer terminated on June 23, 1998, after substantially all of the outstanding 11 3/4% Notes were exchanged. The terms and conditions of the Series B Notes are identical to those of the 11 3/4% Notes in all material respects.

The Series B Notes have a principal amount at maturity of $445,000 and an effective interest rate of 12.21%. The Series B Notes mature on February 15, 2008. From and after February 15, 2003, interest on the Series B Notes will be payable semi-annually in cash at the rate of 11 3/4% per annum.

The Company is required to make an offer to purchase the Redeemable Warrants for cash at the relevant value upon the occurrence of a repurchase event. A repurchase event is defined to occur when (i) the Company consolidates with or merges into another person if the common stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Securities Exchange Act of 1934, as amended (Exchange Act) or (ii) the Company sells all or substantially all of its assets to another person, if the common stock thereafter issuable upon the exercise of the Redeemable Warrants is not registered under the Exchange Act, unless the consideration for such a transaction is cash. The relevant value is defined to be the fair market value of the common stock as determined by the trading value of the securities if publicly traded or at an estimated fair market value without giving effect to any discount for lack of liquidity, lack of registered securities or the fact that the securities represent a minority of the total shares outstanding.

Through March 31, 1999, the Company was recognizing the potential future redemption value of the Redeemable Warrants by recording accretion of the Redeemable Warrants to their estimated fair market value at February 3, 2008, using the effective interest method. Accretion recorded in the three months ended March 31, 1999, and year ended December 31, 1998, was $130 and $451, respectively.

Effective April 1, 1999, the Company determined that accreting the Redeemable Warrants to a future potential redemption value was no longer applicable, as the redemption of the Redeemable Warrants for cash is no longer beyond the control of the Company, and the redemption date and amount are not reasonably determinable. Accordingly, the accreted value of the Redeemable Warrants at April 1, 1999, was reclassified to stockholders' equity as common stock warrants (Warrants), and no further accretion will be recorded.

If a repurchase event occurs in the future or becomes probable, the Company will adjust the Warrants to the estimated redemption value at that time. The Series B Notes are redeemable by the Company, in whole or in part, anytime on or after February 15, 2003, at 105.875% of their principal amount at maturity, plus accrued and unpaid interest, declining to 100% of their principal amount at maturity, plus accrued and unpaid interest on and after February 15, 2006. In addition, at any time prior to February 15, 2001, the Company may, at its option, redeem up to 35% of the principal amount at maturity of the Series B Notes in connection with one or more public equity offerings at 111.750% of the accreted value on the redemption date, provided that at least $289,250 aggregate principal amount at maturity of the Series B Notes remains outstanding after such redemption.

12 7/8% SENIOR NOTES DUE 2008--On July 7, 1998, the Company raised approximately $200,919 of gross proceeds from the sale of its 12 7/8% Senior Notes due 2008 (12 7/8% Notes) of which approximately $69,033 was used to purchase U.S. government securities, which were placed in a pledged account to secure and fund the first six scheduled payments of interest on the notes (see Note 2).

The 12 7/8% Notes have a principal amount at maturity of $205,000 and an effective interest rate of 13.24%. The 12 7/8% Notes mature on May 15, 2008. Interest on the 12 7/8% Notes is payable semi-annually in cash at the rate of 12 7/8% on May 15 and November 15 of each year. As of December 31, 1999 and 1998, the Company has recorded accrued interest associated with the 12 7/8% Notes of $3,299 and $3,470, respectively, which is included in other current liabilities.

The 12 7/8% Notes are redeemable by the Company, in whole or in part, at any time on or after May 15, 2003, at 106.438% of their principal amount, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2006. In addition, prior to May 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the 12 7/8% Notes with the proceeds of one or more public offerings (as defined in the indenture relating to the 12 7/8% Notes) at 112.875% of their principal amount, plus accrued interest, provided, however, that after any such redemption at least 65% of the aggregate principal amount of the 12 7/8% Notes originally issued remain outstanding.

Upon a change of control, the Company is required to make an offer to purchase the 12 7/8% Notes at a purchase price of 101% of the principal amount thereof, together with accrued interest, if any.

$225 MILLION REVOLVING CREDIT FACILITY--On April 1, 1999, the Company completed a $225 million senior secured revolving credit facility maturing December 31, 2005 (Revolving Credit Facility). Availability under the Revolving Credit Facility is subject to satisfaction of certain terms and conditions. The Revolving Credit Facility is intended to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets. Initial borrowings under the Revolving Credit Facility will not be available until certain financial and operating objectives are met. Further borrowings will only be available to the extent certain further objectives are met and certain other financial ratios and covenants are maintained.

The Revolving Credit Facility is secured by substantially all of the Company's assets. Interest rates under the Revolving Credit Facility are determined based upon the level of long-term debt compared to consolidated EBITDA (earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and deferred compensation) and are initially expected to be the London Interbank Offered Rate (LIBOR), plus 3.75%. The quarterly commitment fee is a maximum 1.50% of the total average daily unused portion of the Revolving Credit Facility the preceding quarter, with step-downs based on utilization.

A net deferred debt issuance cost of $7,170 related to the Revolving Credit Facility is included in the consolidated balance sheet at December 31, 1999. This cost will be expensed upon termination of the Revolving Credit Facility (see below).

The Company has made no borrowings under the Credit Facility as of December 31, 1999.

$500 MILLION CREDIT FACILITY--In February 2000, the Company completed $500 million of senior secured credit facilities (Credit Facilities), which replace the Revolving Credit Facility. The Credit Facilities consist of a $350 million seven-year revolving credit facility and a $150 million two-year delayed draw term loan facility. The Credit Facilities will be available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for network build-out, including the cost to develop, acquire and integrate the necessary operations support and back office systems, as well as for additional dark fiber purchases and central office collocations. Interest on amounts drawn is variable based on the Company's leverage ratio and is initially expected to be LIBOR plus 3.25%. The initial commitment fee on the unused portion of the Credit Facilities will be 1.5% and will step down based upon usage.

The Revolving Credit Facility, the Series B Notes and the 12 7/8% Notes carry certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of their capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of certain subsidiaries, engage in transactions with stockholders or affiliates, effect a consolidation or merger and require the Company to maintain certain operating and financial performance measures. However, these limitations are subject to a number of qualifications and exemptions (as defined in the indentures relating to each series of notes and the credit agreement relating to the Revolving Credit Facility). The Company was in compliance with all such restrictive covenants at December 31, 1999.

CAPITAL LEASE OBLIGATIONS--On May 29, 1998, the Company entered into a capital lease agreement for optical fiber rings, with an initial term of ten years at a total cost of $3,485. During 1998, the Company paid $871 under the agreement. The remainder of the obligation will be paid in 2000 and is not reflected in the financial statements, since the remaining payment is contingent upon the timing of completion of network segments.

On December 4, 1998, the Company entered into a capital lease agreement for 12 optical fibers configured in two separate rings, with an initial term of 15 years. Total costs associated with the capital lease were dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which was completed in two phases. The Company incurred recurring monthly charges of $29 after the completion of phase one. After completion of phase two, the Company paid a one-time fee of $77 and the recurring monthly charge increased to $77. A capital lease obligation of $7,421 is recorded in the financial statements at December 31, 1999. This capital lease was not reflected in the financial statements as of December 31, 1998, since the total cost and timing of payments were contingent upon the timing of completion of the phases.

On June 8, 1999, the Company signed a capital lease agreement for 12 dedicated optical fibers, with an initial term of 15 years. Total costs associated with the capital lease are dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which is to be completed in two phases. The Company will incur recurring monthly charges of $5 per fiber until acceptance of all fibers. Upon acceptance of all fibers, the Company will pay a recurring monthly charge of $55. A capital lease obligation of $600 is included in the financial statements at December 31, 1999. This obligation represents the present value of future minimum lease payments related only to the fibers accepted to date. The remaining fibers are not reflected in the financial statements as of December 31, 1999, since the total cost and timing of payments is contingent upon the timing of completion of connectivity of the fibers.

On December 30, 1999, the Company signed a capital lease agreement for optical fiber capacity in 12 of the U.S. markets served by the Company, with an initial term of 20 years. Total cost associated with the capital lease is dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which is to be completed as 11 product orders. The Company will incur variable monthly charges contingent on the number of fibers accepted. Upon acceptance of all fibers, the Company will pay a recurring monthly charge of $538. A separate capital lease obligation will be recognized for each product order upon its respective commencement date. The first order is scheduled to commence in April 2000.

On December 30, 1999, the Company signed a capital lease agreement for use of a fiber optic communications system in various metropolitan areas, for an initial term of 20 years. An initial payment to pre-fund design, planning and engineering of $4,949 will be made in January 2000. Upon acceptance of each segment, the Company will pay a scheduled fee and will not incur any monthly recurring charges thereafter. Total remaining fees under this lease are approximately $15 million.

At December 31, 1999, future obligations related to capital leases reflected in these consolidated financial statements, and included in long-term debt, are as follows:

2000                                                             $      2,960
2001                                                                    2,114
2002                                                                    1,007
2003                                                                      973
2004 and thereafter                                                    10,252
                                                                 ------------
     Total minimum lease payments                                      17,306
Amounts representing interest                                          (6,495)
                                                                 ------------
     Present value of minimum lease payments                           10,811
Current Portion                                                        (2,031)
                                                                 ------------
     Long-term capital lease obligations                         $      8,780
                                                                 ============

The current portion of capital lease obligations of $2,031 is included in accrued liabilities at December 31, 1999.

7. CAPITALIZATION:

STOCK PURCHASE AGREEMENT AND SECURITYHOLDERS AGREEMENT--On August 13, 1997, the Company entered into a stock purchase agreement with Allegiance Telecom, L.L.C. (Allegiance LLC) (see Note 8). Allegiance LLC purchased 40,498,062 shares of 12% redeemable cumulative convertible preferred stock (Redeemable Preferred Stock), par value $.01 per share, for aggregate consideration of $5,000. Allegiance LLC agreed to make additional contributions as necessary to fund expansion into new markets (Subsequent Closings). In order to obtain funds through Subsequent Closings, the Company submitted a proposal to Allegiance LLC detailing the funds necessary to build out the Company's business in a new market. Allegiance LLC was not required to make any contributions until it approved the proposal. The maximum commitment of Allegiance LLC was $100,000. No capital contributions were required to be made after the Company consummated an initial public offering of its stock (which occurred on July 7, 1998).

Allegiance LLC contributed a total of $50,133 prior to the Company's IPO. Each security holder in Allegiance LLC had the right to require Allegiance LLC to repurchase all of the outstanding securities held by such security holder at the greater of the original cost (including interest at 12% per annum) for such security or the fair market value, as defined in the securityholders agreement, at any time and from time to time after August 13, 2004, but not after the consummation of a public offering or sale of the Company. If repurchase provisions had been exercised, the Company had agreed, at the request and direction of Allegiance LLC, to take any and all actions necessary, including declaring and paying dividends and repurchasing preferred or common stock, to enable Allegiance LLC to satisfy its repurchase obligations.

Because of the redemption provisions, the Company recognized the accretion of the value of the Redeemable Preferred Stock to reflect management's estimate of the potential future fair market value of the Redeemable Preferred Stock payable in the event the repurchase provisions were exercised. Amounts were accreted using the effective interest method assuming the Redeemable Preferred Stock was redeemed at a redemption price based on the estimated potential future fair market value of the equity of the Company in August 2004. The accretion was recorded each period prior to the IPO as an increase in the balance of Redeemable Preferred Stock outstanding and a noncash increase in the net loss applicable to common stock.

REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK--In connection with the IPO, the Redeemable Preferred Stock was converted into the Company's common stock (Common Stock), on a one-for-one basis, subject to certain antidilution provisions, and the amounts accreted were reclassified as a component of additional paid-in capital. In addition, the redemption provisions and the obligation of Allegiance LLC to make additional contributions to the Company (and the obligation of the members of Allegiance LLC to make capital contributions) have terminated. No dividends were declared in 1998 or 1997.

In 1998, prior to the conversion of the Redeemable Preferred Stock, the Company recorded accretion of $11,521. Accretion recorded in the period ended December 31, 1997, was $3,814.

Capital contributed in the Subsequent Closings occurring in October 1997 and January 1998 and other capital contributions totaled approximately $45,133.

In February and March 1998, the Company issued 273,362 shares of Redeemable Preferred Stock for aggregate consideration of $337.

In connection with the consummation of the IPO, the outstanding shares of the Redeemable Preferred Stock were converted into 60,511,692 shares of Common Stock. Upon the conversion of the Redeemable Preferred Stock, the obligation of the Company to redeem the Redeemable Preferred Stock also terminated and, therefore, the accretion of the Redeemable Preferred Stock value recorded to the date of the IPO, $15,335 was reclassified to additional paid-in capital along with $50,470 proceeds from the issuance of the Redeemable Preferred Stock and redeemable capital contributions.

PREFERRED STOCK--In connection with the IPO, the Company authorized 1,000,000 shares of preferred stock (Preferred Stock) with a $.01 par value. At December 31, 1999 and 1998, no shares of Preferred Stock were issued and outstanding.

COMMON STOCK--On July 7, 1998, the Company raised $150,000 of gross proceeds in the Company's IPO. The Company sold 15,000,000 shares of its Common Stock at a price of $10 per share. In connection with the IPO, the outstanding shares of Redeemable Preferred Stock were converted into 60,511,692 shares of Common Stock and the Company increased the number of authorized Common Stock to 150,000,000.

In April 1999, the Company received $533,041 of gross proceeds from the sale of the Company's Common Stock (Secondary Equity Offering). The Company sold 21,041,100 shares at a price of $25.33 per share. Net proceeds from the Secondary Equity Offering were $510,618.

At December 31, 1999 and 1998, 97,459,677 and 75,512,331 shares were issued and 97,421,709 and 75,512,331 were outstanding, respectively. Of the authorized but unissued Common Stock, 19,902,712 and 10,498,455 shares were reserved for issuance upon exercise of options issued under the Company's stock option, stock incentive and stock purchase plans (see Note 11) and 413,370 and 973,872 shares were reserved for issuance, sale and delivery upon the exercise of warrants (see
Note 6) at December 31, 1999 and 1998, respectively.

WARRANTS--During 1999, 256,139 Warrants, formerly referred to as Redeemable Warrants (see Note 6), were exercised to purchase 560,502 shares of Common Stock. Fractional shares are not issued, cash payments are made in lieu thereof, according to the terms of the Warrant Agreement. At December 31, 1999 and 1998, 188,861 and 445,000 Warrants, respectively, were outstanding. The Warrants will expire on February 3, 2008.

DEFERRED COMPENSATION--During 1998 and 1997, certain management investors (Management Investors) acquired membership units of Allegiance LLC at amounts less than the estimated fair market value of the membership units, consequently, the Company recognized deferred compensation of $10,090 and $978 at December 31, 1998 and 1997, respectively, of which $2,767, $2,726, and $41 has been amortized to expense at December 31, 1999, 1998, and 1997, respectively. In connection with the IPO, the Redeemable Preferred Stock was converted into Common Stock and Allegiance LLC was dissolved. The deferred compensation charge is amortized based upon the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the Management Investor's employment with the Company is terminated. Deferred compensation also includes stock options granted at an exercise price less than market value (see Note 11).

DEFERRED MANAGEMENT OWNERSHIP ALLOCATION CHARGE--On July 7, 1998, in connection with the IPO, certain venture capital investors (Fund Investors) and certain Management Investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful IPO, Allegiance LLC was dissolved and its assets (which consisted almost entirely of such capital stock) were distributed to the Fund Investors and Management Investors in accordance with the Allegiance LLC's Limited Liability Company Agreement (LLC Agreement). The LLC Agreement provided that the equity allocation between the Fund Investors and the Management Investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the IPO. The Company recorded the increase in the value of the assets of Allegiance LLC allocated to the Management Investors as a $193,537 increase in additional paid-in capital, of which $122,476 was recorded as a noncash, nonrecurring charge to operating expenses and $71,061 was recorded as a deferred management ownership allocation charge. The deferred charge was amortized at $18,789 and $44,836 as of December 31, 1999 and 1998, and will be further amortized at $6,615, and $175 during the years 2000 and 2001, respectively, which is the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the Management Investor's employment with the Company is terminated. During 1999, the Company repurchased 25,312 shares from terminated Management Investors. A remaining deferred charge of $646 related to these shares was reversed to additional paid-in-capital upon the repurchase of the shares.

8. RELATED PARTIES:

From inception (April 22, 1997), through July 7, 1998, the Company was a wholly owned subsidiary of Allegiance LLC. On July 7, 1998, the Fund Investors in Allegiance LLC and the Management Investors in Allegiance LLC owned 95.0% and 5.0%, respectively, of the ownership interest of Allegiance LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful IPO (see Note 7), Allegiance LLC was dissolved and its assets (which consisted almost entirely of such capital stock) were distributed to the Fund Investors and the Management Investors in accordance with the LLC Agreement.

As of July 7, 1998, Allegiance LLC had made aggregate capital contributions to the Company of approximately $50,133.

During 1998, in connection with the Unit Offering (see Note 6), the IPO (see
Note 7) and the 12 7/8% Notes (see Note 6), the Company incurred approximately $11,332 in fees to an affiliate of an investor in the Company.

During 1999, in connection with the Revolving Credit Facility (see Note 6) and the Secondary Equity Offering (see Note 7), the Company incurred approximately $1,032 and $3,898, respectively in fees to an affiliate of an investor in the Company.

9. COMMITMENTS AND CONTINGENCIES:

The Company has entered into various operating lease agreements, with expirations through 2009, for network facilities, office space and equipment. Future minimum lease obligations related to the Company's operating leases as of December 31, 1999, are as follows:

2000                           $      22,393
2001                                  20,495
2002                                  16,370
2003                                  14,218
2004                                   9,082
Thereafter                            31,649

Total rent expense for the years ended December 31, 1999 and 1998, was $10,948 and $2,992 and for the period from inception (April 22, 1997), to December 31, 1997, was $212.

In October 1997, the Company entered into an agreement with Lucent Technologies, Inc., including a three-year exclusivity commitment for the purchase of Class 3, 4, 5 central office switching equipment and related software. The agreement contains no minimum purchase requirements.

10. FEDERAL INCOME TAXES:

The Company accounts for income tax under the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events which have been recognized in the Company's financial statements. The Company had approximately $222,753 and $53,573 of net operating loss carryforwards for federal income tax purposes at December 31, 1999 and 1998, respectively. The net operating loss carryforwards will begin to expire in the years 2012 and 2019 if not previously utilized. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 1999 and 1998, due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management is able to determine that the realization of the deferred tax assets is more likely than not to occur. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

The Company's deferred tax assets and liabilities and the changes in those assets are:


                                                1998       CHANGE        1999
                                              --------    --------    --------
Start-up costs capitalized for tax purposes   $    812    $   (298)   $    514
Net operating loss carryforward                 18,215      57,521      75,736
Amortization of original issue discount          9,664       8,170      17,834
Depreciation                                    (2,393)     (7,860)    (10,253)
Allowance for doubtful accounts                     --       2,652       2,652
Accrued liabilities                                 --       1,767       1,767
Valuation allowance                            (26,298)    (61,952)    (88,250)
                                              --------    --------    --------
                                              $     --    $     --    $     --
                                              ========    ========    ========

Amortization of the original issue discount on the Series B Notes and 12 7/8% Notes as interest expense is not deductible in the income tax return until paid. Amortization of goodwill is not deductible in the income tax return; therefore, the effective income tax rate differs from the statutory rate.

Under existing income tax law, all operating expenses incurred prior to a company commencing its principal operations are capitalized and amortized over a five-year period for tax purposes.

11. STOCK OPTION/STOCK INCENTIVE/STOCK PURCHASE PLANS:

At December 31, 1999, the Company had three stock-based compensation plans, the 1997 Nonqualified Stock Option Plan (1997 Option Plan), the 1998 Stock Incentive Plan and the Employee Stock Discount Purchase Plan (Stock Purchase Plan). The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and the related interpretations in accounting for the Company's plans. Had compensation cost for the Company's plans been determined based on the fair value of the options as of the grant dates for awards under the plans consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss applicable to common stock and net loss per share would have increased to the pro forma amounts indicated below. The Company utilized the following assumptions in calculating the estimated fair value of each option on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants:


                                                         1999             1998             1997
                                                     ------------     ------------     ------------
Dividend yield                                                --%              --%              --%
Expected volatility                                          83.4%            89.1%            89.1%
Expected life                                                 3.5              6.0              6.0
Risk-free interest rate:
     1997 Option Plan                                        5.70%            5.63%            6.06%
     1998 Stock Incentive Plan                               5.70%            4.70%             --%

                                                          1999             1998             1997
                                                     ------------     ------------     ------------
Net loss applicable to common stock--as reported     $   (214,868)    $   (258,460)    $     (7,502)
Net loss applicable to common stock--pro forma           (228,839)        (259,797)          (7,512)
Net loss per share, basic and diluted--as reported          (2.37)           (7.02)      (11,740.22)
Net loss per share, basic and diluted--pro forma            (2.52)           (7.05)      (11,755.87)


As the 1998 Stock Incentive Plan and the Stock Purchase Plan were adopted in 1998, the December 31, 1997 pro forma balances do not include expenses for these plans.

1997 OPTION PLAN AND 1998 STOCK INCENTIVE PLAN--Under the 1997 Option Plan, the Company granted options to key employees, a director and a consultant of the Company for an aggregate of 1,580,285 shares of Common Stock. The Company will not grant options for any additional shares under the 1997 Option Plan.

Under the 1998 Stock Incentive Plan, the Company may grant options to certain employees, directors, advisors and consultants of the Company. The 1998 Stock Incentive Plan provides for issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee of the Board of Directors (Compensation Committee) deems consistent with the purposes of the 1998 Stock Incentive Plan. The Company has 15,191,126 shares of Common Stock reserved for issuance under the 1998 Stock Incentive Plan at December 31, 1999.

Options granted under both plans have a term of six years and vest over a three-year period and the Compensation Committee administers both option plans.

A summary of the status of the 1997 Option Plan as of December 31, 1999, 1998, and 1997 is presented in the table below:


                                                     DECEMBER 31, 1999            DECEMBER 31, 1998           DECEMBER 31, 1997
                                                --------------------------   --------------------------   -------------------------
                                                                WEIGHTED                    WEIGHTED                    WEIGHTED
                                                                 AVERAGE                     AVERAGE                     AVERAGE
                                                   SHARES     EXERCISE PRICE    SHARES    EXERCISE PRICE    SHARES   EXERCISE PRICE
                                                ------------  -------------- ------------ --------------  ---------- --------------
Outstanding, beginning of period                   1,340,309    $     1.82        282,663    $     1.65           --   $      --
Granted                                                   --            --      1,297,622          1.84      282,663        1.65
Exercised                                           (157,629)         1.84             --            --           --          --
Forfeited                                            (96,339)         2.15       (239,976)         1.73           --          --
                                                ------------                 ------------                 ----------
Outstanding, end of period                         1,086,341          1.80      1,340,309          1.82      282,663        1.65
                                                ------------                 ------------                 ----------
Options exercisable at period-end                    521,343                       66,722                                     --
                                                ============                 ============                 ==========

Weighted average fair value of options granted            --                 $       1.88                 $     0.45
                                                ============                 ============                 ==========

The following table sets forth the range of exercise prices and weighted average remaining contractual life at December 31, 1999 under the 1997 Option Plan:

                            OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
      --------------------------------------------------------------------       ---------------------------
                                              WEIGHTED         WEIGHTED                          WEIGHTED
                             NUMBER           AVERAGE          AVERAGE             NUMBER        AVERAGE
      EXERCISE PRICE       OF SHARES      CONTRACTUAL LIFE  EXERCISE PRICE       OF SHARES    EXERCISE PRICE
      --------------       ---------      ----------------  --------------       ---------    --------------
       $      1.65           850,049            4.1         $     1.65             417,847     $      1.65
              2.31           236,292            4.3               2.31             103,496            2.31
                           ---------                                               -------
                           1,086,341                                               521,343
                           =========                                               =======

A summary of the status of the 1998 Stock Incentive Plan as of December 31, 1999 and 1998 is presented in the table below:

                                                      DECEMBER 31, 1999          DECEMBER 31, 1998
                                                 -------------------------- --------------------------
                                                                WEIGHTED                  WEIGHTED
                                                                AVERAGE                    AVERAGE
                                                   SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE
                                                 ----------  -------------- ----------  --------------
Outstanding, beginning of period                    593,653    $     6.79           --    $       --
Granted                                           6,655,785         28.18      649,971          6.81
Exercised                                           (42,541)         6.47           --            --
Forfeited                                          (812,236)        24.68      (56,318)         6.98
                                                 ----------                 ----------
Outstanding, end of period                        6,394,661         26.78      593,653          6.79
                                                 ----------                 ----------
Options exercisable at period-end                   133,330                         --
                                                 ==========                 ==========

Weighted average fair value of options granted   $    20.71                 $     6.81
                                                 ==========                 ==========


The following table sets forth the exercise prices and weighted average remaining contractual life at December 31, 1999 under the 1998 Stock Incentive
Plan:

                     OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
-------------------------------------------------------------   -----------------------------
                   WEIGHTED        WEIGHTED                       WEIGHTED
  EXERCISE          NUMBER         AVERAGE         AVERAGE         NUMBER         AVERAGE
    PRICE         OF SHARES   CONTRACTUAL LIFE  EXERCISE PRICE    OF SHARES    EXERCISE PRICE
-------------   ------------- ----------------  --------------  -------------  --------------
$        0.67         495,000             5.1   $        0.67              --   $          --
         5.58         309,948             5.8            5.58          73,816            5.58
         8.08         337,250             5.0            8.08              --              --
         9.17         150,805             4.5            9.17          59,514            9.17
        16.67         886,490             5.3           16.67              --              --
        35.08       3,274,696             5.8           35.08              --              --
        36.58         865,472             5.5           36.58              --              --
        50.00          75,000             5.9           50.00              --              --
                =============                                   =============
                    6,394,661                                         133,330
                =============                                   =============

As the estimated fair market value of the Company's Common Stock (as implied by the IPO price) exceeded the exercise price of the options granted, the Company recognized deferred compensation of $7,635 and $2,031 at December 31, 1998 and 1997, respectively, of which $3,004, $2,581, and $169 has been amortized to expense at December 31, 1999, 1998, and 1997, respectively, over the vesting period of the options. In 1998, the Company reversed $599 of unamortized deferred compensation related to options forfeited.

In February 1999, the Company granted employee stock options under the 1998 Stock Incentive Plan with an exercise price below market value at the date of grant. A deferred compensation charge of $6,807 was recognized, and $2,080 has been amortized to expense at December 31, 1999.

STOCK PURCHASE PLAN--The Company's Stock Purchase Plan is intended to give employees a convenient means of purchasing shares of Common Stock through payroll deductions. Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The Company has 3,313,004 shares of Common Stock reserved for issuance under the Stock Purchase Plan at December 31, 1999. As of December 31, 1998, no shares had been issued under the Stock Purchase Plan. During 1999, 145,574 shares were issued under the Stock Purchase Plan for proceeds of $1,468. As of December 31, 1999, participants have contributed $1,053, which will be used to purchase 31,935 shares in January 2000. The Compensation Committee administers the Stock Purchase Plan.

12. SUBSEQUENT EVENTS:

EQUITY OFFERING--On February 2, 2000, the Company raised $693,000 of gross proceeds from the sale of the Company's Common Stock. The Company sold 9,900,000 shares at a price of $70 per share. Net proceeds from this offering were $667,062. On February 29, 2000, the underwriters of this offering exercised an option to purchase an additional 803,109 shares of Common Stock, providing an additional $56,218 gross proceeds and $54,113 net proceeds to the Company.

STOCK SPLIT--On February 28, 2000, a three-for-two stock split of the Company's Common Stock was effected in the form of a 50% stock dividend to shareholders of record on February 18, 2000. Par value will remain unchanged at $.01 per share. All references to the number of common shares and per share amounts have been restated to reflect the stock split for all periods presented.

$500 MILLION CREDIT FACILITY--In February 2000, the Company completed the Credit Facilities consisting of a $350 million seven-year revolving credit facility and a $150 million two-year delayed draw term loan facility (see Note 6). The Credit Facilities replace the Revolving Credit Facility available at December 31, 1999.