Form 10-K405, Exhibit 13
period 2000-12-31
ALLEGIANCE TELECOM INC
filed 2001-03-30
CIK 1058703

                                                                    EXHIBIT 13.1


                            ALLEGIANCE TELECOM, INC.

                           PORTIONS OF ANNUAL REPORT
                       TO STOCKHOLDERS FOR THE YEAR ENDED
                               DECEMBER 31, 2000

Selected Financial Data
(dollars in thousands, except share and per share information)

The selected consolidated financial data presented below as of and for the years ended December 31, 2000, 1999 and 1998, and for the period from inception (April 22, 1997) through December 31, 1997, were derived from the audited consolidated financial statements of the Company and should be read in conjunction with "Management's Discussion & Analysis of Financial Condition & Results of Operations" and the Company's audited financial statements and the notes thereto contained elsewhere in this annual report.


                                                                                            As of December 31,
Balance Sheet Data:                            2000              1999             1998               1997
                                           ------------      ------------      ------------      ------------
Cash and cash equivalents                  $    396,103      $    502,234      $    262,502      $      5,726
Short-term investments                          261,856            23,783           143,390                --
Short-term investments, restricted(1)            12,952            25,518            25,543                --
Working capital(2)                              618,255           484,458           367,492             2,046
Property and equipment, net of
accumulated depreciation                        744,903           377,413           144,860            23,900
Long-term investments, restricted(1)                829            13,232            36,699                --
Total assets                                  1,668,839         1,033,875           637,874            30,047
Long-term debt                                  566,312           514,432           471,652                --
Redeemable cumulative
convertible preferred stock                          --                --                --            33,409
Redeemable warrants                                  --                --             8,634                --
Stockholders' equity (deficit)                  958,485           443,616           110,430            (7,292)
                                           ------------      ------------      ------------      ------------

                                                                                                                      Period From
                                                                                                                        Inception
                                                                                                                 (April 22, 1997)
                                                       Year Ended           Year Ended           Year Ended               Through
                                                     December 31,         December 31,         December 31,          December 31,
Statement of Operations Data:                                2000                 1999                 1998                  1997
                                                    -------------        -------------        -------------       ---------------
Revenues                                            $     285,227        $      99,061        $       9,786        $          --
Network expenses                                          150,718               62,542                9,529                  151
Selling, general and administrative expenses              252,368              140,745               46,089                3,426
Depreciation and amortization expense                     130,826               55,822                9,003                   13
Management ownership allocation charge                      6,480               18,789              167,312                   --
Noncash deferred compensation expense                      10,127                7,851                5,307                  210
                                                    -------------        -------------        -------------       ---------------
Loss from operations                                     (265,292)            (186,688)            (227,454)              (3,800)
Interest income                                            56,969               31,354               19,918                  112
Interest expense                                          (69,244)             (59,404)             (38,952)                  --
                                                    -------------        -------------        -------------       ---------------
Net loss                                                 (277,567)            (214,738)            (246,488)              (3,688)
Accretion of redeemable preferred
stock and warrant values                                       --                 (130)             (11,972)              (3,814)
                                                    -------------        -------------        -------------       ---------------
Net loss applicable to common stock                 $    (277,567)       $    (214,868)       $    (258,460)       $      (7,502)
                                                    =============        =============        =============        =============
Net loss per share, basic and diluted(3)            $       (2.58)       $       (2.37)       $       (7.02)       $  (11,740.22)
                                                    =============        =============        =============        =============
Weighted average number of shares outstanding,
   basic and diluted(3)                               107,773,112           90,725,712           36,825,519                  639
                                                    =============        =============        =============        =============

Other Financial Data:

EBITDA(4)                                           $    (117,859)       $    (104,226)       $     (45,832)       $      (3,577)
Capital expenditures                                     (445,183)            (263,985)            (113,539)             (21,926)
Gross margin                                                 47.2%                36.9%                 2.6%                  --
                                                    =============        =============        =============        =============

(1) Reflects the purchase of U.S. government securities which have been placed in a pledge account to fund the first three years' interest payments on the 12 7/8% senior notes due 2008. The first semiannual installment was paid in November 1998. The securities are stated at their accreted value, which approximates fair value, and are classified as either short-term or long-term based upon their respective maturity dates.

(2) Working capital was calculated as total current assets, less restricted short-term investments, less total current liabilities.

(3) All periods presented reflect a three-for-two stock split effected on February 28, 2000.

(4) EBITDA consists of earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and non-cash deferred compensation. While not a measure under generally accepted accounting principles, EBITDA is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. EBITDA should not be construed as a substitute for operating income
    (loss) or cash flow from operations determined in accordance with generally accepted accounting principles. The calculation of EBITDA does not include the cash outlays of the Company for capital expenditures and debt service and should not be deemed to represent funds available to the Company. See "Management's Discussion & Analysis of Financial Condition & Results of Operations" for a discussion of the financial operations and liquidity of the Company as determined in accordance with generally accepted accounting principles.

Management's Discussion & Analysis
of Financial Condition & Results of Operations

OVERVIEW

Allegiance Telecom, Inc. is a leading competitive provider of telecommunications services to small- to medium-sized businesses in major metropolitan areas across the United States. We offer an integrated set of telecommunications services including local, long distance, data and a full suite of Internet services. Our principal competitors are incumbent local exchange carriers, such as the regional Bell operating companies, as well as other integrated communications providers.

We were formed in 1997 by a management team of industry veterans to take advantage of the opportunity for facilities-based local communications competition created by the Telecommunications Act of 1996. Since we formed our company, we have focused on building a reliable nationwide network based on proven technologies, a strong nationwide direct sales force and efficient information processing systems to support our operations. We believe that by doing so we have positioned ourselves to compete effectively with the incumbent carriers, most of whom do not address our customers with direct sales efforts and are burdened by legacy operations support systems.

Our business plan covers 36 of the largest metropolitan areas in the United States. Our network rollout has proceeded on schedule, with 27 markets operational as of December 31, 2000, consisting of Atlanta, Baltimore, Boston, Chicago, Cleveland, Dallas, Denver, Detroit, Fort Worth, Houston, Long Island, Los Angeles, Miami, Minneapolis/St. Paul, New York, Northern New Jersey, Oakland, Orange County, Philadelphia, Phoenix, St. Louis, San Diego, San Francisco, San Jose, Seattle, Tampa and Washington, D.C. In addition, San Antonio became operational on March 6, 2001. We are on track to add the eight remaining markets by the end of 2001. We believe we have successfully raised the projected capital required to build our networks and operate in each of these markets to the point at which projected operating cash flow from the market is sufficient to fund its projected operating costs and capital expenditures.

We use multiple technologies and a mixture of leased and owned facilities at the edge of the communications network so that we can most effectively serve our customer base where it is physically located. We install state-of-the-art voice and data aggregation and switching equipment in the central offices or "hubs" of the existing local incumbent carrier's networks. These central offices connect directly to customers through the "local loop," which consists of the existing copper wire and fiber running from the central offices to each customer location. The local loop is owned by the incumbent carriers but can be leased by competitive carriers under the terms of the Telecommunications Act of 1996. Our local loop presence provides us with a flexible platform for delivering traditional voice and data access services to our end-user customers. We connect our central office locations to our main switching center in each market by either leasing additional network elements from the incumbent carriers and other providers on a short-term basis or by using dedicated fiber on a long-term basis. We have increasingly focused on dedicated fiber because of the growth of our customer base and traffic volume and the increased availability of this fiber throughout the major metropolitan areas in the United States.

As we have developed our local networks to service end-user customers, we have also attempted to capitalize on our expertise and investment in the edge of the network by maximizing the use of our network assets. In building a nationwide network to serve end-user customers, we have fixed costs in many assets that are underutilized during those times of day when our small- to medium-sized business customers are not placing or receiving as many voice and data calls. We have taken advantage of this underutilization by providing network solutions to other service providers, primarily the leading national providers. These national network providers also have end-user customers but do not have the facilities and expertise to directly access these customers through the local loop. Many of these providers focus on the residential Internet access market. The traffic patterns in that market generally complement those of our end-user business customers, making this business an incremental revenue opportunity that leverages our fixed network costs.

The other way we try to serve our customers and leverage our focus on the small- to medium-sized business end users is by providing innovative applications of existing technologies. An example is our Integrated Access Service which delivers high-speed, "always on" Internet access and allows multiple voice, data and Internet combinations over a single access line. In addition, we have developed electronic commerce products designed to help these customers market their products and services online, improve communication and collaboration and increase productivity. While these types of products and solutions are readily available to larger business customers that can afford to devote the resources necessary to develop and customize them internally, we believe that smaller business customers are demanding easy to use electronic commerce solutions that allow them, with minimal design and development costs, to market products online and increase their own productivity.

We and many financial analysts evaluate the growth of our business by focusing on various operational data in addition to financial data. The number of central offices in which we have located our own equipment, commonly referred to as a colocation, indicates the number of different geographic areas that we serve. Once we are colocated in a central office, we can then begin offering service to all of the customers that have local loop connections to that central office. "Lines sold" by us represents the number of lines for which customers have placed orders with us to provide services. "Lines installed" represents the lines sold that are now being used by us to provide our services. Although the number of lines we service for each customer varies significantly, our primary focus is on the small- to medium-sized business customer. We plan to continue this focus and expect that the number of lines per customer will remain generally consistent with current levels. The table below provides these and other selected key operational data for the years ended, each on a cumulative basis:


                                                              As of December 31,
                                         2000              1999             1998
                                 ------------      ------------      -----------
Markets served                             27                19                9
Number of switches deployed                26                15                7
Central office colocations                636               327              101
Lines sold                            843,400           337,500           86,500
Lines installed                       607,700           241,700           47,700
Customers                             101,600            19,800            3,800
Sales force employees                   1,333               707              295
Total employees                         3,249             1,784              649
                                 ------------      ------------      -----------



RESULTS OF OPERATIONS
Year ended December 31, 2000 compared with year ended December 31, 1999

For the years ended December 31, 2000 and 1999, we generated revenues of approximately $285.2 million and $99.1 million, respectively. The increase in revenue is attributable to an increase in number of customers and the number of lines installed. For the years ended December 31, 2000 and 1999, we sold 505,900 lines and 251,000 lines, and installed 366,000 lines and 194,000 lines, respectively. The services we provide over our own switches generate higher margins than services provided by other carriers that are resold by us. Over 90% of our installed lines were provided over our own switches, representing approximately 92% of our revenues as of December 31, 2000, and we expect this level of facilities-based service to remain constant over time.

Local voice service revenues for the years ended December 31, 2000 and 1999 were $208.8 million and $90.2 million, respectively. Local voice service revenues consisted of:

o   the monthly recurring charge for basic local voice service;

o   usage-based charges for local and toll calls in certain markets;

o   charges for services such as call waiting and call forwarding;

o certain non-recurring charges, such as set-up charges for additional lines for an existing customer; and

o interconnection revenues from switched access charges to long distance carriers and reciprocal compensation charges to other local carriers.

Components of our local voice service revenues are subject to various federal and state regulations and to disputes and uncertainties. Moreover, we expect and have modified our business plans to anticipate a decrease in switched access revenues and reciprocal compensation revenues. Our annual report on Form 10-K contains a detailed discussion of the risks and uncertainties associated with our local voice revenues.

Long distance service revenues for the years ended December 31, 2000 and 1999 were $11.2 million and $2.9 million, respectively. We reduced our pricing of long distance services during 2000 to respond to competitive pressures and we anticipate long distance pricing to continue at historically low levels given the current competitive environment. Although these reduced prices decrease our margins, we anticipate that more of our local service customers will purchase long distance service from us at our current pricing levels and through our continuing effort to promote the benefits of purchasing local, long distance and data services from a single provider.

Data revenues, including revenues generated from Internet access, Web hosting and high-speed data services, for the years ended December 31, 2000 and 1999 were $65.2 million and $6.0 million, respectively. Data revenues as a percent of total revenues has increased from approximately 6% for the year ended December 31, 1999 to approximately 23% for the year ended December 31, 2000. We expect data revenues to continue to increase as a percent of total revenues as we expand our data services offerings and as our reciprocal compensation and access charge portions of local voice service revenues continue to decline.

During 2000, we signed a long-term contract to provide data services to Genuity Solutions, Inc., a network services provider and operator of a nationwide Internet network. This contract establishes Genuity as our largest customer. Total revenues from Genuity for the year ended December 31, 2000 were $22.3 million.

We have had discussions, and will continue to have discussions in the foreseeable future, concerning potential acquisitions of Internet service providers, Web hosting and data services providers, and other providers of telecommunications and Internet services. During the year ended December 31, 2000, we completed the acquisitions of CONNECTnet Internet Network Services, InterAccess Co., CTSnet and Jump.Net, Inc., regional Internet service providers, and of Virtualis Systems, Inc., an Internet-based, Web-hosting applications specialist. We have utilized the purchase method of accounting for all of these acquisitions. Accordingly, we have recognized the revenues earned since the closing of each of these acquisitions in our condensed consolidated statement of operations for the period ended December 31, 2000.

For the years ended December 31, 2000 and 1999, network expenses were $150.7 million and $62.5 million, respectively. The increase in network expenses is consistent with the deployment of our networks and initiation and growth of our services during 2000. Network expenses included:

o the cost of leasing local loop lines which connect our customers to our network;

o the cost of leasing high-capacity digital lines that interconnect our network with the networks of the incumbent local exchange carriers;

o the cost of leasing high-capacity digital lines that connect our switching equipment to our transmission equipment located in the central offices of the incumbent local exchange carrier;

o the cost of expanding our network to additional colocation sites within a market;

o the cost of completing local and long distance calls originated by our customers;

o the cost of leasing space in incumbent local exchange carrier central offices for colocating our transmission equipment; and

o   the cost of leasing our nationwide Internet network.

The costs to lease local loop lines and high-capacity digital lines from the incumbent local exchange carriers vary by carrier and are regulated by state authorities under the Telecommunications Act of 1996. We believe that in many instances there are multiple carriers in addition to the incumbent local exchange carriers from whom we can lease high-capacity lines, and that we can generally lease those lines at lower prices than are charged by the incumbent local exchange carriers. We expect that the costs associated with these leases will increase with customer volume and will be a significant part of our ongoing cost of services.

When we open new markets, we incur significant general and administrative expenses and network expenses before we begin to generate revenue from operations. Many of the network expenses, such as for transport facilities and colocation rent and power charges, are fixed costs that we do not recover until we build up a sufficient volume of traffic from customers. Consequently, as we continue to open new markets throughout 2001, we will continue to generate operating losses and do not expect to generate positive cash flow from operations until some time in 2002.

In constructing switching and transmission equipment for a new market, we capitalize as a component of property and equipment only the non-recurring charges associated with our initial network facilities and the monthly recurring costs of those network facilities until the switching equipment begins to carry revenue-producing traffic. Typically, the recurring charges for one to three months are capitalized. We generally expense the monthly recurring costs resulting from the growth of existing colocation sites, and the costs related to expansion of the network to additional colocation sites in operational markets as we incur these charges.

We incur "reciprocal compensation" costs in providing both voice and data services and expect reciprocal compensation costs to be a major portion of our cost of services. We must enter into an interconnection agreement with the incumbent local exchange carrier in each market to make widespread calling available to our customers. These agreements typically set the cost per minute to be charged by each party for the calls that are exchanged between the two carriers' networks. Generally, a carrier must compensate another carrier when a local call by the first carrier's customer terminates on the other carrier's network. These reciprocal compensation costs will grow as our customers' outbound calling volume grows.

The cost of securing long distance service capacity is a variable cost that increases in direct relationship to increases in our customer base and increases in long distance calling volumes. We believe that these costs, measured as a percentage of long distance revenues, will be relatively consistent from period to period. However, we do expect period-over-period growth in the absolute cost of such capacity, and that the cost of long distance capacity will be a significant portion of our cost of long distance services.

We install voice and data aggregation and switching equipment in the central offices of local incumbent exchange carriers' networks. We incur rent and utility charges in leasing this space. These costs will increase as we expand to additional colocation sites and increase the capacity of our existing colocations.

We have developed a national Internet data network by connecting our markets with leased high-capacity digital lines. The costs of these lines will increase as we increase capacity to address customer demand, open new markets and connect additional markets to our Internet network.

Selling, general and administrative expenses increased to $252.4 million for the year ended December 31, 2000 from $140.7 million for the year ended December 31, 1999, primarily due to the growth of our business. Selling, general and administrative expenses include salaries and related personnel costs, administration and facilities costs, sales and marketing costs, customer care and billing costs, and professional fees. The number of employees increased to 3,249 as of December 31, 2000, from 1,784 as of December 31, 1999. As of December 31, 2000, the sales force, including sales managers and sales administrators, had grown to 1,333 from 707 as of December 31, 1999. As we continue to grow in terms of number of markets, customers and employees, we expect that ongoing selling, general and administrative expenses will increase.

We amortized $6.5 million and $18.8 million of the deferred management ownership allocation charge, a non-cash charge to income, for the years ended December 31, 2000 and 1999, respectively. Our original private equity fund investors and original management team investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance Telecom, LLC, an entity that owned substantially all of our outstanding capital stock prior to our initial public offering of common stock. As a result of that offering, the assets of Allegiance Telecom, LLC, which consisted almost entirely of such capital stock, were distributed to the original fund investors and management investors in accordance with the Allegiance Telecom, LLC limited liability company agreement. This agreement provided that the equity allocation between the fund investors and management investors would be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering. We recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital. This transaction was recorded during the third quarter of 1998. Of this charge, we recorded $122.5 million as a non-cash, non-recurring charge to operating expense and $71.0 million as a deferred management ownership allocation charge. We will further amortize this deferred charge at $0.2 million during 2001. This period is the time frame over which we have the right to repurchase a portion of the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated. During 2000, we repurchased 289,527 shares from terminated management employees, and reversed the remaining deferred charge of $0.1 million related to these shares to additional paid-in capital. During 1999, we repurchased 37,968 shares from terminated management employees, and reversed the remaining deferred charge of $0.6 million related to these shares to additional paid-in capital.

For the years ended December 31, 2000 and 1999, we recognized $10.1 million and $7.8 million, respectively, of amortization of deferred compensation expense. Such deferred compensation was recorded in connection with membership units of Allegiance Telecom, LLC sold to certain management employees and options granted to certain employees under our 1997 stock option plan and 1998 stock incentive plan.

During the years ended December 31, 2000 and 1999, depreciation expense was $104.2 million and $49.1 million, respectively. Such increase was consistent with the deployment of our networks and initiation of services in 27 markets by December 31, 2000.

In connection with the acquisitions completed during 2000 and 1999, we assigned an aggregate of $28.2 million of the purchase price to customer lists and workforces. We also recorded an aggregate of $128.2 million of goodwill. Each of these intangible assets is being amortized over their estimated useful lives of three years. For the years ending December 31, 2000 and 1999, we recorded $22.3 million and $5.7 million of amortization for goodwill and $4.4 million and $1.0 million of amortization of customer lists and workforces, respectively. Our purchase price allocation for the acquisitions made in 2000 is subject to post acquisition due diligence of the acquired entities and may be adjusted as additional information is obtained.

For the years ended December 31, 2000 and 1999, interest expense was $69.2 million and $59.4 million, respectively. Interest expense reflects the accretion of the 11 3/4% notes and related amortization of the original issue discount, and the amortization of the original issue discount on the 12 7/8% notes. Interest expense in 2000 also includes amortization of deferred debt issuance costs related to our new $500 million senior secured credit facilities. Unamortized deferred debt issuance costs of $5.9 million related to the $225 million revolving credit facility were charged to interest expense during first quarter 2000, upon termination of the $225 million revolving credit facility and completion of the $500 million senior secured credit facilities. The amount of interest capitalized for the years ended December 31, 2000 and 1999 was $14.4 million and $6.0 million, respectively. Interest income for years ended December 31, 2000 and 1999 was $57.0 million and $31.4 million, respectively. Interest income results from the investment of short-term investments, cash and cash equivalents and from U.S. government securities, which we purchased and placed in a pledge account to secure the semiannual payments of interest through May 2001 on the 12 7/8% notes. Interest income during 2000 is greater than for the comparable periods in 1999 because we had additional cash invested in interest-bearing instruments as a result of our February 2000 equity offering.

From February 1998 through March 1999, we recorded accretion of our redeemable warrants to reflect the possibility that they would be redeemed at fair market value in February 2008. Amounts were accreted using the effective interest method and management's estimate of the future fair market value of such warrants at the time redemption is permitted. Amounts accreted increased the recorded value of such warrants on the balance sheet and resulted in non-cash charges to increase the net loss applicable to common stock. As the terms and conditions of the warrant agreement do not specify a date certain for redemption of the warrants and the exchange of warrants for cash is no longer beyond the control of management, we ceased accretion of the warrants and reclassified the accreted value of the redeemable warrants at April 1, 1999 to the stockholders' equity section. If a repurchase event occurs in the future or becomes probable, we will adjust the warrants to the estimated redemption value at that time.

Our net loss for the year ended December 2000, after amortization of the non-cash management ownership allocation charge and amortization of deferred compensation, was $277.6 million. Our net loss for the year ended December 31, 1999, after amortization of the non-cash management ownership allocation charge and amortization of deferred compensation but before the accretion of warrant values, was $214.7 million. After deducting accretion of redeemable warrant values, the net loss applicable to common stock was $214.9 million for the year ended December 31, 1999.

Many securities analysts use the measure of earnings before deducting interest, taxes, depreciation and amortization, also commonly referred to as "EBITDA" as a way of measuring the performance of a company. EBITDA is not derived pursuant to generally accepted accounting principles, and therefore should not be construed as an alternative to operating income (loss), as an alternative to cash flows from operating activities, or as a measure of liquidity. We had EBITDA losses of $117.9 million and $104.2 million for years ended December 31, 2000 and 1999, respectively. In calculating EBITDA, we also exclude the non-cash charges to operations for the management ownership allocation charge and deferred compensation expense totaling $16.6 million and $26.6 million for the years ended December 31, 2000 and 1999, respectively.

We expect to continue to experience operating losses and negative EBITDA as a result of our development and market expansion activities. We typically do not expect to achieve positive EBITDA in any market until at least its third year of operation.

Year ended December 31, 1999 compared with year ended December 31, 1998

For the years ended December 31, 1999 and 1998, we generated revenues of $99.1 million and $9.8 million, respectively. The increase in revenue is attributable to an increase in number of customers and the number of lines installed. For the years ended December 31, 1999 and 1998, we sold 251,000 lines and 86,500 lines, and installed 194,000 lines and 47,700 lines, respectively. Facilities-based lines represented 86% of all lines installed and 90% of revenues at December 31, 1999 as compared to 64% of lines installed and 48% of revenues at December 31, 1998.

Local voice service revenues for the years ended December 31, 1999 and 1998 were $90.2 million and $9.2 million, respectively.

Long distance service revenues for the years ended December 31, 1999 and 1998 were $2.9 million and $0.7 million, respectively.

Data revenues, including revenues generated from Internet access, Web hosting and high-speed data services, for the year ended December 31, 1999 were $6.0 million. Such data revenues were not material in the year ended December 31, 1998.

During the year ended December 31, 1999, we completed the acquisitions of the common stock of Kivex, Inc. and ConnectNet, Inc. and the acquisition of certain assets of ConnecTen, L.L.C. We have recognized the revenues earned since the closing of each of these acquisitions in our condensed consolidated statement of operations for the period ended December 31, 1999.

For the years ended December 31, 1999 and 1998, network expenses were $62.5 million and $9.5 million, respectively. The increase in network expenses is consistent with the deployment of our networks and initiation and growth of our services during 1999 and 1998.

Selling, general and administrative expenses increased to $140.7 million for the year ended December 31, 1999 from $46.1 million for the year ended December 31, 1998, primarily due to the growth of our business. Selling, general and administrative expenses include salaries and related personnel costs, administration and facilities costs, sales and marketing costs, customer care and billing costs, and professional fees. The number of employees increased to 1,784 as of December 31, 1999, from 649 as of December 31, 1998. As of December 31, 1999, the sales force, including sales managers and sales administrators, had grown to 707 from 295 as of December 31, 1998.

We amortized $18.8 million and $167.3 million of the deferred management ownership allocation charge, a non-cash charge to income, for the years ended December 31, 1999 and 1998, respectively. During 1999, we repurchased 37,968 shares from terminated management employees, and reversed the remaining deferred charge of $0.6 million related to these shares to additional paid-in capital. For the years ended December 31, 1999 and 1998, we recognized $7.8 million and $5.3 million, respectively, of amortization of deferred compensation expense. Such deferred compensation was recorded in connection with membership units of Allegiance Telecom, LLC sold to certain management employees and options granted to certain employees under our 1997 stock option plan and 1998 stock incentive plan.

During the years ended December 31, 1999 and 1998, depreciation expense was $49.1 million and $9.0 million, respectively. Such increase was consistent with the deployment of our networks and initiation of services in 19 markets by December 31, 1999.

In connection with the acquisitions completed during 1999, we assigned an aggregate of $5.7 million of the purchase price to customer lists and workforces. We also recorded an aggregate of $34.2 million of goodwill. Each of these intangible assets is being amortized over their estimated useful lives of three years, beginning at their respective date of acquisition. For the year ending December 31, 1999, we recorded $5.7 million of amortization for goodwill and $1.0 million of amortization of customer lists and workforces, respectively.

For the years ended December 31, 1999 and 1998, interest expense was $59.4 million and $39.0 million, respectively. Interest expense reflects the accretion of the 11 3/4% notes and related amortization of the original issue discount, and the amortization of the original issue discount on the 12 7/8% notes. The
12 7/8% notes were issued on July 7, 1998. The amount of interest capitalized for the years ended December 31, 1999 and 1998 was $6.0 million and $2.8 million, respectively. Interest income for years ended December 31, 1999 and 1998 was $31.4 million and $19.9 million, respectively. Interest income results from the investment of short-term investments, cash and cash equivalents and from U.S. government securities, which we purchased and placed in a pledge account to secure the semiannual payments of interest through May 2001 on the 12 7/8% notes. Interest income during 1999 is greater than for the comparable periods in 1998 because we had additional cash invested in interest-bearing instruments primarily as a result of our April 1999 equity offering.

Our net loss for the year ended December 1999, after amortization of the non-cash management ownership allocation charge and amortization of deferred compensation but before the accretion of warrant values, was $214.7 million. Our net loss for the year ended December 31, 1998, after amortization of the non-cash management ownership allocation charge and amortization of deferred compensation but before the accretion of the redeemable convertible preferred stock and warrant values, was $246.5 million. After deducting accretion of redeemable warrant values, the net loss applicable to common stock was $214.9 million for the year ended December 31, 1999. After deducting accretion of redeemable convertible preferred stock and warrant values, the net loss applicable to common stock was $258.5 million for the year ended December 31, 1998.

We had EBITDA losses of $104.2 million and $45.8 million for years ended December 31, 1999 and 1998, respectively. In calculating EBITDA, we also exclude the non-cash charges to operations for the management ownership allocation charge and deferred compensation expense totaling $26.6 million and $172.6 million for the years ended December 31, 1999 and 1998, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our financing plan is predicated on the prefunding of each market's expansion to positive free cash flow. By using this approach, we avoid being in the position of seeking additional capital to fund a market after we have already made a significant capital investment in that market. We believe that by raising all required capital prior to making any commitments in a market, we can raise capital on more favorable terms and conditions.

On January 3, 2000, we announced a significant expansion of our business plan to include a total of 36 target markets and which:

o included an increase in our colocation footprint by approximately 100 central offices in our initial 24 target markets; and

o provided for the acquisition of dark fiber capacity in an additional 16 of our target markets as well as connecting the Boston--New York--Washington, D.C. corridor.

We do not begin to develop a new market until we have raised the capital that we project to be necessary to build and operate our network in the market to the point at which operating cash flow from the market is sufficient to fund its ongoing operating costs and capital expenditures. We believe that all of our 36 target markets are now fully funded in this manner. We also believe that our existing cash on hand, together with cash from our committed $500 million of senior secured credit facilities, are sufficient to fully fund our operations, planned capital investments and debt service requirements until such time as we have positive cash flow from operations on a consolidated basis to fund these items.

We may decide to seek additional capital in the future to expand our business. Sources of additional financing may include vendor financing, bank financing and/or the private or public sale of our equity or debt securities. We cannot assure you, however, that such financing will be available at all or on terms acceptable to us, or that our estimate of additional funds required is accurate. The actual amount and timing of future capital requirements may differ materially from our estimates as a result of, among other things:

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

For the years ended December 31, 2000 and 1999, we made capital expenditures of $445.2 million and $264.0 million, respectively. We also used capital during these periods to fund our operations. As of December 31, 2000, we had transmission equipment colocated in 636 central offices.

In April 2000, we executed a procurement agreement with Lucent Technologies, Inc. for a broad range of advanced telecommunications equipment, software and services. This agreement contains a three-year $350 million purchase commitment. We must complete purchases totaling $80 million by December 31, 2000, an aggregate of $180 million of purchases by December 31, 2001, and the full $350 million of aggregate purchases on or before December 31, 2002. If we do not meet the required intermediate purchase milestones, we will be required to provide cash settlement in an amount equal to the shortfall. Such payments may be applied to future purchases during the commitment period. If we do not purchase $350 million of products and services from Lucent and its affiliates by December 31, 2002, we will be required to provide cash settlement in an amount equal to the shortfall. As of December 31, 2000, we have completed purchases totaling approximately $103.4 million, and we expect to be able to meet the required purchase milestones for the remainder of the purchase agreement. Pursuant to our expanded business plan, we expect to incur approximately $350 million of capital expenditures in 2001, which includes the Lucent capital expenditure requirement for 2001.

We have purchased dedicated fiber rings in 24 of our markets. As of December 31, 2000, we had three dedicated fiber rings in operation, one each in New York, Dallas and Houston. The cost of these rings includes both the amounts we pay to the fiber ring provider as well as the cost of the electronic equipment that we purchase and install on the rings to make them operational. Our budget to complete the fiber rings for which we have commitments is approximately $253.1 million. We plan to fund this cost with our available cash.

As of December 31, 2000, we had approximately $658.0 million of unrestricted cash and short-term investments. In addition, $13.0 million of restricted U.S. government securities have been placed in a pledge account to fund interest payments on our 12 7/8% notes through May 2001.

On February 28, 2000, a three-for-two stock split of our common stock was effected in the form of a 50% dividend to shareholders of record on February 18, 2000. All references to the number of common shares and per share amounts have been restated to reflect the stock split for the periods presented.

On February 3, 1998, we raised gross proceeds of approximately $250.5 million in an offering of 445,000 units, each unit consisting of one 11 3/4% senior discount note and one redeemable warrant. Net proceeds of approximately $240.7 million were received from that offering. The 11 3/4% notes have a principal amount at maturity of $445.0 million and an effective interest rate of 12.21%. The 11 3/4% notes mature on February 15, 2008. From and after February 15, 2003, interest on such notes will be payable semiannually in cash at the rate of 11 3/4% per annum. The accretion of original issue discount will cause an increase in indebtedness from December 31, 2000 to February 15, 2003 of $102.2 million.

We completed the initial public offering of our common stock and the offering of the 12 7/8% senior discount notes early in the third quarter of 1998. We raised net proceeds of approximately $137.8 million from our initial public offering of common stock and approximately $124.8 million from the offering of these notes. The 12 7/8% notes mature on May 15, 2008. Interest on these notes is payable in cash semiannually, commencing November 15, 1998. The 12 7/8% notes were sold at less than par, resulting in an effective rate of 13.24%, and the value of the 12 7/8% notes is being accreted, using the effective interest method, from the $200.9 million gross proceeds realized at the time of the sale to the aggregate value at maturity, $205.0 million, over the period ending May 15, 2008. The accretion of original issue discount will cause an increase in indebtedness from December 31, 2000 to May 15, 2008 of $3.5 million. In connection with the sale of the 12 7/8% notes, we purchased U.S. government securities for approximately $69.0 million and placed them in a pledge account to fund interest payments for the first three years the 12 7/8% notes are outstanding. The first interest payment was made in November 1998.

Such U.S. government securities are reflected in the balance sheet as of December 31, 2000, at an accreted value of approximately $13.0 million, which is classified as a current asset.

On April 20, 1999, we completed the public offering of 17,739,000 shares of our common stock at a price of $25.33 per share, raising gross proceeds of $449.4 million. After underwriters' fees and other expenses, we realized net proceeds of approximately $430.3 million. On April 28, 1999, the underwriters of this offering exercised an option to purchase an additional 3,302,100 shares of common stock at the same price per share. As a result, we raised an additional $83.6 million of gross proceeds and $80.3 million of net proceeds, at that time.

On February 2, 2000, we completed the public offering of 9,900,000 shares of our common stock at a price of $70.00 per share, raising gross proceeds of $693.0 million. After underwriters' fees and other expenses, we realized net proceeds of approximately $665.6 million. On February 29, 2000, the underwriters of this offering exercised an option to purchase an additional 803,109 shares of common stock at the same price per share. As a result, we raised an additional $56.2 million of gross proceeds and $54.1 million of net proceeds.

In February 2000, we closed on $500.0 million of new senior secured credit facilities, which replaced the $225 million revolving credit facility. These new senior secured credit facilities consist of a $350.0 million revolving credit facility and a $150.0 million delayed draw term loan facility. These credit facilities are available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for network build-out, including the cost to develop, acquire and integrate the necessary operations support and back office systems, as well as for additional dark fiber purchases and central office colocations. Interest on amounts drawn is variable, based on leverage ratios, and is expected to be the London Interbank Offered Rate + 3.25%. The initial commitment fee on the unused portion of these credit facilities will be 1.5% per annum, paid quarterly and will be reduced based upon usage. These credit facilities contain certain representations, warranties, covenants and events of default customary for credit of this nature and otherwise agreed upon by the parties.



FORWARD-LOOKING STATEMENTS

Certain statements in this Management's Discussion & Analysis of Financial Condition & Results of Operations constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbors created thereby. You generally can identify these statements by our use of forward-looking words such as "plans," "estimates," "believes," "expects," "may," "will," "shall," "should," "projected," or "anticipates" or the negative or other variations of such terms or comparable terminology, or by discussion of strategy that involves risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues and statements regarding the development of our businesses, the markets for our services and products, acquisitions, our anticipated capital expenditures, our funding requirements, operations support systems or changes in regulatory requirements and other statements contained in this report regarding matters that are not historical facts. We caution you that these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you that we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to, our ability to do the following in a timely manner, at reasonable costs and on satisfactory terms and conditions: (1) successfully market our services to current and new customers;
(2) interconnect with and develop cooperative working relationships with incumbent local exchange carriers and withstand interruptions in their operations; (3) develop efficient operations support systems and other back office systems; (4) successfully and efficiently transfer new customers to our networks and access new geographic markets; (5) identify, finance and complete suitable acquisitions; (6) borrow under our credit facilities or borrow under alternative financing sources; (7) install new switching facilities and other network equipment; (8) electronically bond with incumbent local exchange carriers;
(9) obtain leased fiber optic line capacity, rights-of-way, building access rights and any required governmental authorizations, franchises and permits; and (10) collect interexchange access and reciprocal compensation charges at the rates charged by us. Regulatory, legislative and judicial developments could also cause actual results to differ materially from the future results reflected in such forward-looking statements. You should consider all of our subsequent written and oral forward-looking statements only in light of such cautionary statements. You should not place undue reliance on these forward-looking statements and you should understand that they represent management's view only as of the dates we make them.



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

Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We believe that we are not exposed to significant changes in fair value because of our conservative investment strategy. However, the estimated interest income for 2001, based on the estimated average 2000 earned rate on investments, is $29.0 million. Assuming a 100-basis-point drop in the estimated average rate, we would be exposed to a $4.6 million reduction in interest income for the year. The following table illustrates this impact on a quarterly basis:

(dollars in millions)

QUARTER ENDING                                   MARCH 2001        JUNE 2001    SEPTEMBER 2001    DECEMBER 2001           TOTAL
                                                -----------      -----------    --------------    -------------     -----------
Estimated average investments                   $     609.4      $     494.2      $     401.5      $     336.7              N/A
Estimated average interest earned at the
   average rate of 6.3% for the year ended
   December 31, 2000                            $       9.6      $       7.8      $       6.3      $       5.3      $      29.0
Estimated impact of interest rate drop          $       1.5      $       1.2      $       1.0      $       0.9      $       4.6
                                                -----------      -----------      -----------      -----------      -----------

Our outstanding long-term debt consists principally of long-term, fixed rate notes, not subject to interest rate fluctuations.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of Allegiance Telecom, Inc.:

We have audited the accompanying consolidated balance sheets of Allegiance Telecom, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Telecom, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Dallas, Texas,
February 12, 2001

Allegiance Telecom, Inc. and Subsidiaries Consolidated Balance Sheets

As of December 31, 2000 and 1999 (in thousands, except share and per share data)


Assets                                                                                      2000               1999

                                                                                    ------------       ------------
CURRENT ASSETS:
Cash and cash equivalents                                                           $    396,103       $    502,234
Short-term investments                                                                   261,856             23,783
Short-term investments, restricted                                                        12,952             25,518
Accounts receivable (net of allowance for
doubtful accounts of $19,697 and $7,800, respectively)                                    93,803             30,344
Prepaid expenses and other current assets                                                  5,563              1,770
                                                                                    ------------       ------------
   Total current assets                                                                  770,277            583,649

PROPERTY AND EQUIPMENT:
Property and equipment                                                                   907,182            435,526
Accumulated depreciation                                                                (162,279)           (58,113)
                                                                                    ------------       ------------
   Property and equipment, net                                                           744,903            377,413
DEFERRED DEBT ISSUANCE COSTS (net of accumulated
amortization of $7,048 and $2,610, respectively)                                          23,710             21,668
LONG-TERM INVESTMENTS, RESTRICTED                                                            829             13,232
GOODWILL (net of accumulated amortization of $28,025
and $5,746 respectively)                                                                 100,184             28,465
OTHER ASSETS, net                                                                         28,936              9,448
                                                                                    ------------       ------------
   Total assets                                                                     $  1,668,839       $  1,033,875
                                                                                    ============       ============

Liabilities And Stockholders' Equity
CURRENT LIABILITIES:
Accounts payable                                                                    $     80,814       $     44,805
Accrued liabilities and other current liabilities                                         58,256             28,868
                                                                                    ------------       ------------
   Total current liabilities                                                             139,070             73,673
LONG-TERM DEBT                                                                           566,312            514,432
OTHER LONG-TERM LIABILITIES                                                                4,972              2,154
COMMITMENTS AND CONTINGENCIES (see Note 9)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued
   or outstanding at December 31, 2000 and 1999, respectively                                 --                 --
Common stock, $.01 par value, 150,000,000 shares authorized, 110,392,114 and
   97,459,677 shares issued and 110,064,619 and 97,421,709 shares
   outstanding at December 31, 2000 and 1999, respectively                                 1,104                975
Additional paid-in capital                                                             1,730,652            940,120
Common stock in treasury, at cost, 327,495 and 37,968 shares at
   December 31, 2000 and 1999, respectively                                                  (45)                (5)
Common stock warrants                                                                      1,877              3,719
Deferred compensation                                                                    (16,531)           (13,573)
Deferred management ownership allocation charge                                             (175)            (6,790)
Accumulated deficit                                                                     (758,397)          (480,830)
                                                                                    ------------       ------------
   Total stockholders' equity                                                            958,485            443,616
                                                                                    ------------       ------------
   Total liabilities and stockholders' equity                                       $  1,668,839       $  1,033,875
                                                                                    ============       ============

The accompanying notes are an integral part of these consolidated financial statements.

Allegiance Telecom, Inc. and Subsidiaries Consolidated Statements of Operations

For the years ended December 31, 2000, 1999 and 1998 (in thousands, except share and per share data)



                                                     2000                1999                1998
                                            -------------       -------------       -------------
REVENUES                                    $     285,227       $      99,061       $       9,786
OPERATING EXPENSES:
Network                                           150,718              62,542               9,529
Selling, general and administrative               252,368             140,745              46,089
Depreciation and amortization                     130,826              55,822               9,003
Management ownership allocation charge              6,480              18,789             167,312
Noncash deferred compensation                      10,127               7,851               5,307
                                            -------------       -------------       -------------
   Total operating expenses                       550,519             285,749             237,240
                                            -------------       -------------       -------------
Loss from operations                             (265,292)           (186,688)           (227,454)

OTHER INCOME (EXPENSE):
Interest income                                    56,969              31,354              19,918
Interest expense                                  (69,244)            (59,404)            (38,952)
                                            -------------       -------------       -------------
   Total other income (expense)                   (12,275)            (28,050)            (19,034)
                                            =============       =============       =============
NET LOSS                                         (277,567)           (214,738)           (246,488)
ACCRETION OF REDEEMABLE PREFERRED
STOCK AND WARRANT VALUES                               --                (130)            (11,972)
                                            -------------       -------------       -------------
NET LOSS APPLICABLE TO COMMON STOCK         $    (277,567)      $    (214,868)      $    (258,460)
                                            =============       =============       =============
NET LOSS PER SHARE, basic and diluted       $       (2.58)      $       (2.37)      $       (7.02)
                                            =============       =============       =============
WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, basic and diluted                107,773,112          90,725,712          36,825,519
                                            =============       =============       =============


The accompanying notes are an integral part of these consolidated financial statements.

Allegiance Telecom, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)

For the years ended December 31, 2000, 1999 and 1998 (in thousands, except share and per share data)


                                                                                   PREFERRED STOCK                    COMMON STOCK
                                                                          ------------------------  ------------------------------


                                                                                Number                     Number
                                                                             of Shares      Amount      of Shares           Amount
                                                                          ------------  ----------  -------------    -------------
Balance, December 31, 1997                                                          --  $       --            639    $          --
   Accretion of redeemable preferred stock and warrant values                       --          --             --               --
   Initial public offering                                                          --          --     15,000,000              150
   Conversion of redeemable preferred stock                                         --          --     60,511,692              605
   Deferred compensation                                                            --          --             --               --
   Amortization of deferred compensation                                            --          --             --               --
   Net loss                                                                         --          --             --               --
                                                                          ------------  ----------  -------------    -------------
Balance, December 31, 1998                                                          --          --     75,512,331              755
   Issuance of stock under the employee stock purchase plan (see Note 11)           --          --        145,574                2
   Acquisition of treasury stock                                                    --          --             --               --
   Exercise of employee stock options                                               --          --        200,170                2
   Accretion of redeemable warrant values                                           --          --             --               --
   Reclassification of common stock warrants (see Note 6)                           --          --             --               --
   Conversion of common stock warrants                                              --          --        560,502                6
   Secondary offering of common stock                                               --          --     21,041,100              210
   Deferred compensation                                                            --          --             --               --
   Amortization of deferred compensation                                            --          --             --               --
   Net loss                                                                         --          --             --               --
                                                                          ------------  ----------  -------------    -------------
Balance, December 31, 1999                                                          --          --     97,459,677              975
   Issue of stock under the employee stock purchase plan (see Note 11)              --          --        109,727                1
   Acquisition of treasury stock                                                    --          --             --               --
   Exercise of employee stock options                                               --          --        700,820                7
   Stock split                                                                      --          --           (577)              --
   Conversion of common stock warrants                                              --          --        205,331                2
   Secondary offering of common stock                                               --          --     10,703,109              107
   Common stock issued for business acquisitions                                    --          --      1,214,027               12
   Common stock options issued for business acquisitions                            --          --             --               --
   Deferred compensation                                                            --          --             --               --
   Amortization of deferred compensation                                            --          --             --               --
   Net loss                                                                         --          --             --               --
                                                                          ============  ==========  =============    =============
Balance, December 31, 2000                                                          --  $       --    110,392,114    $       1,104
                                                                          ============  ==========  =============    =============


                                                                                                              TREASURY STOCK
                                                                                              ------------------------------

                                                                                Additional
                                                                                   Paid-In           Number
                                                                                   Capital        of Shares           Amount
                                                                             -------------    -------------    -------------
Balance, December 31, 1997                                                   $       3,008               --    $          --
   Accretion of redeemable preferred stock and warrant values                           --               --               --
   Initial public offering                                                         137,607               --               --
   Conversion of redeemable preferred stock                                         65,201               --               --
   Deferred compensation                                                           210,663               --               --
   Amortization of deferred compensation                                                --               --               --
   Net loss                                                                             --               --               --
                                                                             -------------    -------------    -------------
Balance, December 31, 1998                                                         416,479               --               --
   Issuance of stock under the employee stock purchase plan (see Note 11)            1,466               --               --
   Acquisition of treasury stock                                                        --          (37,968)              (5)
   Exercise of employee stock options                                                  563               --               --
   Accretion of redeemable warrant values                                               --               --               --
   Reclassification of common stock warrants (see Note 6)                               --               --               --
   Conversion of common stock warrants                                               5,043               --               --
   Secondary offering of common stock                                              510,408               --               --
   Deferred compensation                                                             6,161               --               --
   Amortization of deferred compensation                                                --               --               --
   Net loss                                                                             --               --               --
                                                                             -------------    -------------    -------------
Balance, December 31, 1999                                                         940,120          (37,968)              (5)
   Issue of stock under the employee stock purchase plan (see Note 11)               4,408               --               --
   Acquisition of treasury stock                                                        --         (289,527)             (40)
   Exercise of employee stock options                                                4,763               --               --
   Stock split                                                                         (52)              --               --
   Conversion of common stock warrants                                               1,841               --               --
   Secondary offering of common stock                                              719,568               --               --
   Common stock issued for business acquisitions                                    44,159               --               --
   Common stock options issued for business acquisitions                             3,852               --               --
   Deferred compensation                                                            11,993               --               --
   Amortization of deferred compensation                                                --               --               --
   Net loss                                                                             --               --               --
                                                                             =============    =============    =============
Balance, December 31, 2000                                                   $   1,730,652         (327,495)   $         (45)
                                                                             =============    =============    =============






                                                                                                                    Management
                                                                                                                     Ownership
                                                                                                     Deferred       Allocation
                                                                                    Warrants     Compensation           Charge
                                                                               -------------    -------------    -------------
Balance, December 31, 1997                                                     $          --    $      (2,798)   $          --
   Accretion of redeemable preferred stock and warrant values                             --               --               --
   Initial public offering                                                                --               --               --
   Conversion of redeemable preferred stock                                               --               --               --
   Deferred compensation                                                                  --          (17,126)        (193,537)
   Amortization of deferred compensation                                                  --            5,307          167,312
   Net loss                                                                               --               --               --
                                                                               -------------    -------------    -------------
Balance, December 31, 1998                                                                --          (14,617)         (26,225)
   Issuance of stock under the employee stock purchase plan (see Note 11)                 --               --               --
   Acquisition of treasury stock                                                          --               --               --
   Exercise of employee stock options                                                     --               --               --
   Accretion of redeemable warrant values                                                 --               --               --
   Reclassification of common stock warrants (see Note 6)                              8,764               --               --
   Conversion of common stock warrants                                                (5,045)              --               --
   Secondary offering of common stock                                                     --               --               --
   Deferred compensation                                                                  --           (6,807)             646
   Amortization of deferred compensation                                                  --            7,851           18,789
   Net loss                                                                               --               --               --
                                                                               -------------    -------------    -------------
Balance, December 31, 1999                                                             3,719          (13,573)          (6,790)
   Issue of stock under the employee stock purchase plan (see Note 11)                    --               --               --
   Acquisition of treasury stock                                                          --               --               --
   Exercise of employee stock options                                                     --               --               --
   Stock split                                                                            --               --               --
   Conversion of common stock warrants                                                (1,842)              --               --
   Secondary offering of common stock                                                     --               --               --
   Common stock issued for business acquisitions                                          --               --               --
   Common stock options issued for business acquisitions                                  --             (957)              --
   Deferred compensation                                                                  --          (12,128)             135
   Amortization of deferred compensation                                                  --           10,127            6,480
   Net loss                                                                               --               --               --
                                                                               =============    =============    =============
Balance, December 31, 2000                                                     $       1,877    $     (16,531)   $        (175)
                                                                               =============    =============    =============




                                                                                  Accumulated
                                                                                      Deficit            Total
                                                                                -------------    -------------
Balance, December 31, 1997                                                      $      (7,502)   $      (7,292)
   Accretion of redeemable preferred stock and warrant values                         (11,972)         (11,972)
   Initial public offering                                                                 --          137,757
   Conversion of redeemable preferred stock                                                --           65,806
   Deferred compensation                                                                   --               --
   Amortization of deferred compensation                                                   --          172,619
   Net loss                                                                          (246,488)        (246,488)
                                                                                -------------    -------------
Balance, December 31, 1998                                                           (265,962)         110,430
   Issuance of stock under the employee stock purchase plan (see Note 11)                  --            1,468
   Acquisition of treasury stock                                                           --               (5)
   Exercise of employee stock options                                                      --              565
   Accretion of redeemable warrant values                                                (130)            (130)
   Reclassification of common stock warrants (see Note 6)                                  --            8,764
   Conversion of common stock warrants                                                     --                4
   Secondary offering of common stock                                                      --          510,618
   Deferred compensation                                                                   --               --
   Amortization of deferred compensation                                                   --           26,640
   Net loss                                                                          (214,738)        (214,738)
                                                                                -------------    -------------
Balance, December 31, 1999                                                           (480,830)         443,616
   Issue of stock under the employee stock purchase plan (see Note 11)                     --            4,409
   Acquisition of treasury stock                                                           --              (40)
   Exercise of employee stock options                                                      --            4,770
   Stock split                                                                             --              (52)
   Conversion of common stock warrants                                                     --                1
   Secondary offering of common stock                                                      --          719,675
   Common stock issued for business acquisitions                                           --           44,171
   Common stock options issued for business acquisitions                                   --            2,895
   Deferred compensation                                                                   --               --
   Amortization of deferred compensation                                                   --           16,607
   Net loss                                                                          (277,567)        (277,567)
                                                                                =============    =============
Balance, December 31, 2000                                                      $    (758,397)   $     958,485
                                                                                =============    =============



The accompanying notes are an integral part of these consolidated financial statements.


Page 64/65

Allegiance Telecom, Inc. and Subsidiaries Consolidated Statements of Cash Flows

For the years ended December 31, 2000, 1999 and 1998 (in thousands)


                                                                                       2000         1999         1998
                                                                                  ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                          $(277,567)   $(214,738)   $(246,488)
Adjustments to reconcile net loss to cash used in operating activities--
   Depreciation and amortization                                                    130,826       55,822        9,003
   Provision for uncollectible accounts receivable                                   25,914        7,496          577
   Accretion of investments                                                          (5,387)      (4,145)      (3,427)
   Accretion of Series B and 12 7/8% notes                                           38,645       34,107       28,333
   Amortization of deferred debt issuance costs                                      10,293        1,876          734
   Amortization of management ownership allocation
   charge and deferred compensation                                                  16,607       26,640      172,619
   Changes in assets and liabilities, net of effects of acquisitions--
       Increase in accounts receivable                                              (88,391)     (31,224)      (6,760)
       Increase in prepaid expenses and other current assets                         (2,283)        (385)        (998)
       Increase in other assets                                                        (690)      (3,138)      (1,202)
       Increase in accounts payable                                                  31,429       31,412        4,704
       (Decrease) increase in accrued liabilities and other current liabilities      18,052      (15,206)      22,208
                                                                                  ---------    ---------    ---------
   Net cash used in operating activities                                           (102,552)    (111,483)     (20,697)
                                                                                  ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                                (445,183)    (263,985)    (113,539)
Purchases of subsidiaries, net of cash acquired                                     (63,808)     (35,478)          --
Purchases of investments                                                           (329,884)     (62,313)    (291,262)
Proceeds from sale of investments                                                   122,167      209,559       89,058
                                                                                  ---------    ---------    ---------
   Net cash used in investing activities                                           (716,708)    (152,217)    (315,743)
                                                                                  ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                                                 --           --      443,212
Proceeds from issuance of redeemable warrants                                            --           --        8,184
Proceeds from issuance of common stock, net                                         728,855      512,655      137,757
Deferred debt issuance costs                                                        (12,334)      (7,929)     (16,812)
Proceeds from redeemable capital contributions                                           --           --       20,875
Purchase of treasury stock                                                              (40)          (5)          --
Payments on capital lease obligations                                                (3,300)      (1,285)          --
Other                                                                                   (52)          (4)          --
                                                                                  ---------    ---------    ---------
   Net cash provided by financing activities                                        713,129      503,432      593,216
                                                                                  ---------    ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   (106,131)     239,732      256,776
CASH AND CASH EQUIVALENTS, beginning of period                                      502,234      262,502        5,726
                                                                                  ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, end of period                                          $ 396,103    $ 502,234    $ 262,502
                                                                                  =========    =========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest                                                               34,605       37,233        9,384
                                                                                  =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Assets acquired under capital lease obligations                                      14,511       12,960          871
Fair value of assets acquired in business acquisitions                               38,056       10,166           --
Liabilities assumed in business acquisitions                                         19,074        8,898           --
Common stock issued for business acquisitions (1,214,027 shares)                     44,171           --           --
Common stock options issued for business acquisitions (182,324 shares)                2,895           --           --
                                                                                  =========    =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

Allegiance Telecom, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (dollars in thousands, except share and per share data)

1. GENERAL:

Allegiance Telecom, Inc., an integrated communications provider, was incorporated on April 22, 1997, as a Delaware corporation, for the purpose of providing voice, data and Internet services to small- to medium-sized businesses in major metropolitan areas across the United States. Allegiance Telecom, Inc. and its subsidiaries are referred to herein as the "Company."

The Company's business plan is focused on offering services in 36 of the largest metropolitan areas in the United States. As of December 31, 2000, the Company is operational in 27 markets: Atlanta, Baltimore, Boston, Chicago, Cleveland, Dallas, Denver, Detroit, Fort Worth, Houston, Long Island, Los Angeles, Miami, Minneapolis/St. Paul, New York City, Northern New Jersey, Oakland, Orange County, Philadelphia, Phoenix, St. Louis, San Diego, San Francisco, San Jose, Seattle, Tampa and Washington, D.C.

The Company's success will be affected by the challenges, expenses and delays encountered in connection with the formation of any new business, and the competitive environment in which the Company operates. The Company's performance will further be affected by its ability to assess and access potential markets, implement interconnection and colocation with the facilities of incumbent local exchange carriers, lease adequate trunking capacity from and otherwise develop efficient and effective working relationships with incumbent local exchange carriers and other carriers, obtain peering agreements with Internet service providers, collect interexchange access and reciprocal compensation charges, purchase and install switches in additional markets, implement efficient operations support systems and other back office systems, develop and retain a sufficient customer base and attract, retain and motivate qualified personnel. The Company's networks and the provisioning of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably.

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

Restricted Investments--Restricted investments consist primarily of U.S. government securities purchased in connection with the issuance of the Company's outstanding 12 7/8% notes (see Note 6) to secure the first six scheduled payments of interest on the 12 7/8% notes. These investments are classified as current or non-current based upon the maturity dates of each of the securities at the balance sheet date.

Restricted investments also include $829 and $900, at December 31, 2000 and 1999, respectively, in certificates of deposit held as collateral for letters of credit issued on behalf of the Company.

Prepaid Expenses and Other Current Assets--Prepaid expenses and other current assets consist of prepaid rent, prepaid insurance and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

Property and Equipment--Property and equipment includes network equipment, leasehold improvements, software, office equipment, furniture and fixtures and construction-in-progress. These assets are stated at cost, which includes direct costs and capitalized interest and are depreciated over their respective useful lives using the straight-line method. During the years ended December 31, 2000, 1999 and 1998, $14,366, $6,019 and $2,798, respectively, of interest expense was capitalized related to construction-in-progress. Repair and maintenance costs are expensed as incurred.

Property and equipment at December 31, 2000 and 1999, consist of the following:


                                                                             USEFUL LIVES
                                                    2000           1999        (IN YEARS)
                                               ---------      ---------      ------------
Network equipment                              $ 569,410      $ 266,727               3-7
Leasehold improvements                            98,788         52,980              3-10
Software                                          63,435         26,169                 3
Office equipment                                  24,528         11,073               2-3
Furniture and fixtures                            13,879          6,061               3-5
                                               ---------      ---------      ------------
Property and equipment, in service               770,040        363,010
Less: Accumulated depreciation                  (162,279)       (58,113)
                                               ---------      ---------
   Property and equipment, in service, net       607,761        304,897
Construction-in-progress                         137,142         72,516
                                               ---------      ---------
   Property and equipment, net                 $ 744,903      $ 377,413
                                               ---------      ---------



Goodwill--Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses and is amortized on a straight-line basis over an estimated useful life of three years.

Revenue Recognition--Revenues for voice, data and other services to end users are recognized in the month in which the service is provided. Revenues for carrier interconnection and access are recognized in the month in which the service is provided, except for reciprocal compensation generated by calls placed to Internet service providers connected to the Company's network. The ability of competitive local exchange carriers (such as the Company) to earn local reciprocal compensation generated by calls placed to Internet service providers is the subject of numerous regulatory and legal challenges. Until this issue is ultimately resolved, the Company has adopted a policy of recognizing this revenue only when realization is certain.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which provides additional guidance on revenue recognition as well as criteria for when revenue is realized and earned and related costs are incurred. The Company adopted SAB 101 on October 1, 2000. The adoption of SAB 101 did not have a material effect on the Company's results of operations.

Stock Splits--In connection with its initial public offering of common stock on July 7, 1998 (see Note 7), the Company effected a 426.2953905-for-one stock split and on February 28, 2000, the Company also effected a three-for-two stock split in the form of a 50% stock dividend. All references to the number of common shares and per share amounts have been restated to reflect both stock splits for all periods presented.

Loss Per Share--The Company calculates net loss per share under the provisions of SFAS No. 128, "Earnings per Share." The net loss applicable to common stock includes the accretion of redeemable cumulative convertible preferred stock and warrant values of $130 and $11,972 for the years ended December 31, 1999 and 1998, respectively.

The securities listed below were not included in the computation of diluted loss per share, as the effect from the conversion would be antidilutive.



                                                                    December 31,
                                                2000           1999           1998
                                          ----------     ----------     ----------
Common Stock Warrants                        207,973        413,318        973,872
1997 Nonqualified Stock Option Plan          736,250      1,086,341      1,340,309
1998 Stock Incentive Plan                 20,345,100      6,394,661        593,653
Employee Stock Discount Purchase Plan         82,270         31,935         66,936
                                          ----------     ----------     ----------


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



3. ACQUISITIONS:

During 2000, the Company acquired the following four regional Internet service providers: CONNECTnet Internet Network Services, InterAccess Co., CTSnet, a division of Datel Systems Incorporated, and Jump.Net, Inc. In addition, during 2000, the Company acquired Virtualis Systems, Inc., an Internet-based, Web-hosting applications specialist. The Company acquired these entities for an aggregate purchase price of $113,675, consisting of $63,949 in cash, 1,214,027 shares of the Company's common stock, and 182,324 options granted to employees to purchase shares of the Company's common stock. Included in the aggregate purchase price as of December 31, 2000 is $862 consisting of cash and approximately 24,923 shares of the Company's common stock which have been held as security for indemnification claims against the former owners of the acquired entities. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill of $94,552.

The purchase agreement with CTSnet provides for additional contingent consideration payable in cash and shares of the Company's common stock effective six months following the closing date. The contingent consideration is based on the satisfaction of certain conditions, including the maintenance of certain minimum recurring revenues. Based on information available at December 31, 2000, the contingent consideration would be approximately $5,400 (consisting of $3,300 cash and approximately 92,794 shares of the Company's common stock). If such contingent consideration becomes due and payable, such additional purchase price will result in the recording of a corresponding amount of goodwill.

The merger agreement with Jump.Net, Inc. provides for additional contingent consideration payable in cash and shares of the Company's common stock in two distributions following the closing date. The contingent purchase payments are based on the satisfaction of certain conditions, including the maintenance of certain minimum recurring revenues. Based on information available at December 31, 2000, the contingent consideration would be approximately $4,000 (consisting of $1,827 cash and approximately 99,694 shares of the Company's common stock). If such contingent consideration becomes due and payable, such additional purchase price will result in the recording of a corresponding amount of goodwill.

The merger agreement with Virtualis Systems, Inc. provides for additional contingent consideration payable in cash effective six months following the closing date. The contingent consideration is based on the satisfaction of certain conditions. Based on information available at December 31, 2000, the contingent consideration would be approximately $6,300. Additionally, the agreement provides for potential earnout payments totaling up to $12 million, based on Virtualis meeting certain quarterly revenue targets through August 31, 2001. If such contingent consideration and earnout payments become due and payable, such additional purchase price will result in the recording of a corresponding amount of goodwill.

During 1999, the Company acquired 100% of the outstanding stock of ConnectNet, Inc. and Kivex, Inc. and certain assets of ConnecTen, L.L.C. for cash.

Each of the acquisitions discussed above were accounted for using the purchase method of accounting. Accordingly, the net assets and results of operations of the acquired companies have been included in the Company's consolidated financial statements since the acquisition dates. The purchase price of the acquisitions was allocated to assets acquired, including identified intangible assets, and liabilities assumed, based on their respective estimated fair values at acquisition. The Company's purchase price allocation of the acquisitions made in 2000 is preliminary, subject to post-acquisition due diligence of the acquired entities, and may be adjusted as additional information is obtained. During the year ended December 31, 2000, immaterial adjustments were made to the purchase price allocation of the entities acquired in 1999. These adjustments are included in goodwill at December 31, 2000.

The following presents the unaudited pro forma results of operations of the Company for the years ended December 31, 1999 and 1998 as if the acquisition of Kivex, Inc. had been consummated at the beginning of each of the periods presented. The pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future. The pro forma results of operations for ConnecTen, L.L.C., ConnectNet, Inc. CONNECTnet Internet Network Services, InterAccess Co., CTSnet, Jump.Net, Inc., and Virtualis Systems, Inc., are not included in this table as the results would not have been material to the Company's results of operations.



                                                  1999              1998
                                          ------------      ------------
Revenues                                  $    102,999      $     13,300
Net loss before extraordinary items           (225,594)         (277,580)
Net loss applicable to common stock           (225,594)         (277,580)
Net loss per share, basic and diluted            (2.49)            (7.54)
                                          ------------      ------------


4. OTHER ASSETS:


Other assets consisted of the following:


                                                                    December 31,
                                           2000              1999
                                   ------------      ------------
Acquired intangibles               $     28,171      $      5,705
Long-term deposits                        3,917             2,143
Other                                     2,231             2,616
                                   ------------      ------------
Total other assets                       34,319            10,464
Less: Accumulated amortization           (5,383)           (1,016)
                                   ------------      ------------
   Other assets, net               $     28,936      $      9,448
                                   ============      ============

Acquired intangibles were obtained in connection with the acquisitions made in 2000 and 1999 (see Note 3). These assets are being amortized over their estimated useful lives of three years using the straight-line method.

5. ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES:

Accrued liabilities and other current liabilities consisted of the following:


                                                                    December 31,
                                                                 2000             1999
                                                         ------------     ------------
Accrued employee compensation and benefits               $      5,915     $      4,709
Accrued network expenses                                       12,410            7,896
Business acquisition costs                                      4,461               --
Accrued taxes                                                   5,797            3,823
Accrued interest expense                                        5,216            3,449
Deferred revenue                                               13,488               --
Other                                                          10,969            8,991
                                                         ------------     ------------
   Accrued liabilities and other current liabilities     $     58,256     $     28,868
                                                         ============     ============


6. Long-Term Debt:

Long-term debt consisted of the following:


                                                                    December 31,
                                                                           2000         1999
                                                                       --------     --------
Series B 11 3/4% notes, face amount $445,000 due February 15, 2008;
   effective interest rate of 12.21%; at accreted value                $342,758     $304,393
127/8% senior notes, face amount $205,000 due May 15, 2008;
   effective interest rate of 13.24%; at accreted value                 201,539      201,259
Capital lease obligations, net of current portion                        22,015        8,780
                                                                       --------     --------
Long-term debt                                                         $566,312     $514,432
                                                                       ========     ========

Series B 11 3/4% Notes Due 2008--On February 3, 1998, the Company raised gross proceeds of approximately $250,477 in an offering of 445,000 units, each of which consists of one 11 3/4% senior discount note due 2008 of the Company and one redeemable warrant to purchase 2.18847599262 shares of common stock at an exercise price of $.01 per share, subject to certain antidilution provisions. Of the gross proceeds, $242,294 was allocated to the 11 3/4% notes and $8,184 was allocated to the redeemable warrants. The redeemable warrants became exercisable in connection with the Company's initial public offering (see Note 7) in July 1998.

A registration statement on Form S-4 (File No. 333-49013) registering the
11 3/4% notes, and offering to exchange any and all of the outstanding 11 3/4% notes for Series B 11 3/4% notes due 2008, was declared effective by the Securities and Exchange Commission on May 22, 1998. This exchange offer terminated on June 23, 1998, after substantially all of the outstanding 11 3/4% notes were exchanged. The terms and conditions of the Series B notes are identical to those of the 11 3/4% notes in all material respects.

The Series B notes have a principal amount at maturity of $445,000 and an effective interest rate of 12.21%. The Series B notes mature on February 15, 2008. From and after February 15, 2003, interest on the Series B notes will be payable semi-annually in cash at the rate of 11 3/4% per annum. The Company is required to make an offer to purchase the redeemable warrants for cash at the relevant value upon the occurrence of a repurchase event, as defined in the applicable warrant agreement.

Through March 31, 1999, the Company was recognizing the potential future redemption value of the redeemable warrants by recording accretion of the redeemable warrants to their estimated fair market value at February 3, 2008, using the effective interest method. Accretion recorded in the three months ended March 31, 1999, and year ended December 31, 1998, was $130 and $451, respectively.

Effective April 1, 1999, the Company determined that accreting the redeemable warrants to a future potential redemption value was no longer applicable, as the redemption of the redeemable warrants for cash is no longer beyond the control of the Company, and the redemption date and amount are not reasonably determinable. Accordingly, the accreted value of the redeemable warrants at April 1, 1999, was reclassified to stockholders' equity as common stock warrants, and no further accretion will be recorded. If a repurchase event occurs in the future or becomes probable, the Company will adjust the warrants to the estimated redemption value at that time.

Under the terms of the Series B notes, the Company may redeem these notes at certain times and in certain amounts.

12 7/8% Senior Notes Due 2008--On July 7, 1998, the Company raised approximately $200,919 of gross proceeds from the sale of its 12 7/8% senior discount notes due 2008 of which approximately $69,033 was used to purchase U.S. government securities, which were placed in a pledged account to secure and fund the first six scheduled payments of interest on the notes (see Note 2).

The 12 7/8% notes have a principal amount at maturity of $205,000 and an effective interest rate of 13.24%. The 12 7/8% notes mature on May 15, 2008. Interest on the 12 7/8% notes is payable semiannually in cash at the rate of 12 7/8% on May 15 and November 15 of each year. As of December 31, 2000 and 1999, the Company has recorded accrued interest associated with the 12 7/8% notes of $3,299 and $3,299, respectively, which is included in other current liabilities.

Under the terms of the 12 7/8% notes, the Company may redeem these notes at certain times and in certain amounts. Upon a change of control, as defined, the Company is required to make an offer to purchase the 12 7/8% notes at a purchase price of 101% of the principal amount thereof, together with accrued interest, if any.

$500 Million Credit Facilities--In February 2000, the Company completed $500 million of senior secured credit facilities to replace a previous revolving credit facility. These credit facilities consist of a $350 million seven-year revolving credit facility and a $150 million two-year delayed draw term loan facility. These credit facilities will be available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for network build out, including the cost to develop, acquire and integrate the necessary operations support and back office systems, as well as for additional dark fiber purchases and central office colocations. Interest on amounts drawn is variable based on the Company's leverage ratio and is initially expected to be LIBOR plus 3.25%. The initial commitment fee on the unused portion of the credit facilities is 1.5% and will step down based upon usage.

Unamortized deferred debt issuance costs of $5,854 related to the previous revolving credit facility were expensed as additional interest expense upon its termination in February 2000. The Company has made no borrowings under the $500 million credit facilities as of December 31, 2000.

The $500 million credit facilities, the Series B notes and the 12 7/8% notes carry certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of their capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of certain subsidiaries, engage in transactions with stockholders or affiliates, effect a consolidation or merger and require the Company to maintain certain operating and financial performance measures. However, these limitations are subject to a number of qualifications and exceptions (as defined in the indentures relating to each series of notes and the credit agreement relating to the $500 million credit facilities). The Company was in compliance with all such restrictive covenants at December 31, 2000.

Capital Lease Obligations--On May 29, 1998, the Company entered into a capital lease agreement for optical fiber rings, with an initial term of ten years at a total cost of $3,485. During 2000, 1999 and 1998, the Company paid $348, $0 and $871, respectively, under the agreement. The remainder of the obligation is not reflected in the financial statements, since the remaining payment is contingent upon the timing of completion of network segments, as defined in the agreement.

On December 4, 1998, the Company entered into a capital lease agreement for 12 optical fibers configured in two separate rings, with an initial term of 15 years. Total costs associated with the capital lease were dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which was completed in two phases. The Company incurred recurring monthly charges of $29 after the completion of phase one. After completion of phase two, the Company paid a one-time fee of $77 and the recurring monthly charge increased to $77. A capital lease obligation of $7,160 and $7,421 is recorded in the financial statements at December 31, 2000 and 1999. This capital lease was not reflected in the financial statements as of December 31, 1998, since the total cost and timing of payments were contingent upon the timing of completion of the phases, as defined in the agreement.

On June 8, 1999, the Company signed a capital lease agreement for 12 dedicated optical fibers, with an initial term of 15 years. Total costs associated with the capital lease are dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which was completed in two phases. The Company incurred recurring monthly charges of $5 per fiber until all fibers were accepted. Upon acceptance of all fibers, the recurring monthly charge increased to $55. A capital lease obligation of $5,180 and $600 is included in the financial statements at December 31, 2000 and 1999. The obligation at December 31, 1999 represents the present value of future minimum lease payments related only to the fibers accepted at that time, since the total cost and timing of payments was contingent upon the timing of completion of connectivity of the fibers.

On December 30, 1999, the Company signed a capital lease agreement for optical fiber capacity in 12 of the U.S. markets served by the Company with an initial term of 20 years. Total cost associated with the capital lease is dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which is to be completed in accordance with applicable product orders. The Company will incur variable monthly charges contingent on the number of fibers accepted. Upon acceptance of all planned fibers, the Company will pay a recurring monthly charge of $588. A separate capital lease obligation is recognized for each product order upon its respective commencement date. As of December 31, 2000, seven product orders have been executed. A capital lease obligation of $4,911 is included in the financial statements at December 31, 2000 in connection with these product orders.

On December 30, 1999, the Company signed a capital lease agreement for use of a fiber optic communications system in various metropolitan areas for an initial term of 20 years. An initial payment to prefund design, planning and engineering of $4,949 was made in 2000. Upon acceptance of each segment, the Company will pay a scheduled fee and will only incur monthly recurring maintenance charges thereafter. No segments have been accepted as of December 31, 2000. Total remaining fees under this lease are approximately $15 million.

On October 16, 2000, the Company signed a capital lease agreement for 12 dedicated optical fibers, with an initial term of 20 years. Total costs associated with the capital lease are dependent upon the completion of connectivity of the optical fibers with the Company's network, which is to be completed in two phases. No phases have been completed as of December 31, 2000. This capital lease is not reflected in the financial statements as of December 31, 2000, since the total cost and timing of payments is contingent upon the timing of completion of the phases, as defined in the agreement.

At December 31, 2000, future obligations related to capital leases reflected in these consolidated financial statements, and included in long-term debt, are as follows:



2001                                                           $  4,476
2002                                                              2,781
2003                                                              2,249
2004                                                              2,223
2005 and thereafter                                              24,065
                                                               --------
   Total minimum lease payments                                  35,794
Amounts representing interest                                   (11,669)
                                                               --------
Present value of minimum lease payments                          24,125
Current Portion                                                  (2,110)
   Long-term capital lease obligations                         $ 22,015
                                                               ========

The current portion of capital lease obligations of $2,110 is included in accrued liabilities at December 31, 2000.

7. CAPITALIZATION:

Stock Purchase Agreement And Securityholders Agreement--On August 13, 1997, the Company entered into a stock purchase agreement with Allegiance Telecom, LLC. Allegiance Telecom, LLC purchased 40,498,062 shares of 12% redeemable cumulative convertible preferred stock, par value $.01 per share, for aggregate consideration of $5,000. Allegiance Telecom, LLC agreed to make additional contributions as necessary to fund expansion into new markets (Subsequent Closings). In order to obtain funds through Subsequent Closings, the Company submitted a proposal to Allegiance Telecom, LLC detailing the funds necessary to build out the Company's business in a new market. Allegiance Telecom, LLC was not required to make any contributions until it approved the proposal. The maximum commitment of Allegiance Telecom, LLC was $100,000. No capital contributions were required to be made after the Company consummated an initial public offering of its stock (which occurred on July 7, 1998).

Allegiance Telecom, LLC contributed a total of $50,133 prior to the Company's initial public offering. Each security holder in Allegiance Telecom, LLC had the right to require Allegiance Telecom, LLC to repurchase all of the outstanding securities held by such security holder at the greater of the original cost (including interest at 12% per annum) for such security or the fair market value, as defined in the securityholders agreement, at any time and from time to time after August 13, 2004, but not after the consummation of a public offering or sale of the Company. If repurchase provisions had been exercised, the Company had agreed, at the request and direction of Allegiance Telecom, LLC, to take any and all actions necessary, including declaring and paying dividends and repurchasing preferred or common stock, to enable Allegiance Telecom, LLC to satisfy its repurchase obligations.

Because of the redemption provisions of the outstanding securities, the Company recognized the accretion of the value of the redeemable preferred stock to reflect management's estimate of the potential future fair market value of the redeemable preferred stock payable in the event the repurchase provisions were exercised. Amounts were accreted using the effective interest method assuming the redeemable preferred stock was redeemed at a redemption price based on the estimated potential future fair market value of the equity of the Company in August 2004. The accretion was recorded each period prior to the initial public offering as an increase in the balance of redeemable preferred stock outstanding and a noncash increase in the net loss applicable to common stock.

Redeemable Cumulative Convertible Preferred Stock--In connection with the Company's initial public offering, the redeemable preferred stock was converted into the Company's common stock, on a one-for-one basis, and the amounts accreted were reclassified as a component of additional paid-in capital. In addition, the redemption provisions and the obligation of Allegiance Telecom, LLC to make additional contributions to the Company (and the obligation of the members of Allegiance Telecom, LLC to make capital contributions) were terminated. No dividends were declared in 1998.

In 1998, prior to the conversion of the redeemable preferred stock, the Company recorded accretion of $11,521.

Capital contributed in the Subsequent Closings occurring in October 1997 and January 1998 and other capital contributions totaled approximately $45,133.

In February and March 1998, the Company issued 273,362 shares of redeemable preferred stock for aggregate consideration of $337.

In connection with the consummation of the initial public offering, the outstanding shares of the redeemable preferred stock were converted into 60,511,692 shares of common stock. Upon the conversion of the redeemable preferred stock, the obligation of the Company to redeem the redeemable preferred stock also terminated and, therefore, the accretion of the redeemable preferred stock value recorded to the date of the initial public offering, $15,335 was reclassified to additional paid-in capital along with $50,470 proceeds from the issuance of the redeemable preferred stock and redeemable capital contributions.

Preferred Stock--In connection with the Company's initial public offering, the Company authorized 1,000,000 shares of preferred stock with a $.01 par value. At December 31, 2000 and 1999, no shares of preferred stock were issued and outstanding.

Common Stock--On July 7, 1998, the Company raised $150,000 of gross proceeds in the Company's initial public offering. The Company sold 15,000,000 shares of its common stock at a price of $10 per share. In connection with the initial public offering, the outstanding shares of redeemable preferred stock were converted into 60,511,692 shares of common stock and the Company increased the number of authorized common stock to 150,000,000.

In April 1999, the Company received $533,041 of gross proceeds from the sale of the Company's common stock. The Company sold 21,041,100 shares at a price of $25.33 per share. Net proceeds from this offering were $510,618.

On February 2, 2000, the Company raised $693,000 of gross proceeds from the sale of the Company's common stock. The Company sold 9,900,000 shares at a price of $70 per share. Net proceeds from this offering were $665,562. On February 29, 2000, the underwriters of this offering exercised an option to purchase an additional 803,109 shares of common stock, providing an additional $56,218 gross proceeds and $54,113 net proceeds to the Company.

On February 28, 2000, a three-for-two stock split of the Company's common stock was effected in the form of a 50% stock dividend to shareholders of record on February 18, 2000. Par value remained unchanged at $.01 per share. All references to the number of common shares and per share amounts have been restated to reflect the stock split for all periods presented.

At December 31, 2000 and 1999, 110,392,114 and 97,459,677 shares were issued and 110,064,619 and 97,421,709 were outstanding, respectively. Of the authorized but unissued common stock, 27,860,415 and 19,902,712 shares were reserved for issuance upon exercise of options issued under the Company's stock option, stock incentive and stock purchase plans (see Note 11) and 208,039 and 413,370 shares were reserved for issuance, sale and delivery upon the exercise of warrants (see
Note 6) at December 31, 2000 and 1999, respectively.

Warrants--During 2000 and 1999, 93,830 and 256,139 warrants, formerly referred to as redeemable warrants (see Note 6), were exercised to purchase 205,331 and 560,502 shares of common stock, respectively. Fractional shares are not issued, cash payments are made in lieu thereof, according to the terms of the warrant agreement. At December 31, 2000 and 1999, 95,031 and 188,861 warrants, respectively, were outstanding. The warrants will expire on February 3, 2008.

Deferred Compensation--During 1998 and 1997, certain management investors acquired membership units of Allegiance Telecom, LLC at amounts less than the estimated fair market value of the membership units, consequently, the Company recognized deferred compensation of $10,090 and $978 at December 31, 1998 and 1997, respectively, of which $2,767, $2,767 and $2,726 was amortized to expense during the periods ended December 31, 2000, 1999 and 1998, respectively. In connection with the initial public offering, the redeemable preferred stock was converted into common stock and Allegiance Telecom, LLC was dissolved. The deferred compensation charge is amortized based upon the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the management investor's employment with the Company is terminated. Deferred compensation also includes stock options granted at an exercise price less than market value and stock options subject to variable plan accounting (see Note
11).

Deferred Management Ownership Allocation Charge--On July 7, 1998, in connection with the initial public offering, certain venture capital investors and certain management investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance Telecom, LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful initial public offering, Allegiance Telecom, LLC was dissolved and its assets (which consisted almost entirely of such capital stock) were distributed to the venture capital investors and management investors in accordance with the Allegiance Telecom, LLC's limited liability company agreement. This agreement provided that the equity allocation between the venture capital investors and the management investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering. The Company recorded the increase in the value of the assets of Allegiance Telecom, LLC allocated to the management investors as a $193,537 increase in additional paid-in capital, of which $122,476 was recorded as a noncash, nonrecurring charge to operating expenses and $71,061 was recorded as a deferred management ownership allocation charge. The deferred charge was amortized at $6,480, $18,789 and $44,836 as of December 31, 2000, 1999 and 1998,
and will be further amortized at $175 during 2001, which is the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the management investor's employment with the Company is terminated. The Company repurchased 289,527 and 37,968 shares from terminated management investors during 2000 and 1999, respectively. A remaining deferred charge of $135 and $646, respectively, related to these shares was reversed to additional paid-in-capital upon the repurchase of the shares.


8. RELATED PARTIES:

During 1999, in connection with the revolving credit facility (see Note 6) and the April 1999 equity offering (see Note 7), the Company incurred approximately $1,032 and $3,898, respectively in fees to an affiliate of an investor in the Company.

During 2000, in connection with the new credit facilities (see Note 6) and the February 2000 equity offering (see Note 7), the Company incurred approximately $1,091 and $2,944, respectively, in fees to an affiliate investor of the Company.


9. COMMITMENTS AND CONTINGENCIES:

The Company has entered into various operating lease agreements, with expirations through 2013, for network facilities, office space and equipment. Future minimum lease obligations related to the Company's operating leases as of December 31, 2000 are as follows:

2001                         $18,714
2002                          20,121
2003                          20,444
2004                          19,208
2005 and thereafter           96,196
                             -------


Total rent expense for the years ended December 31, 2000, 1999 and 1998, was $16,950, $10,948 and $2,992.

In April 2000, the Company executed a procurement agreement with Lucent Technologies, Inc. for a broad range of advanced telecommunications equipment, software and services. This agreement contains a three-year $350 million purchase commitment. The Company must complete purchases totaling $80 million by December 31, 2000, an aggregate of $180 million of purchases by December 31, 2001, and the full $350 million of aggregate purchases on or before December 31,

2002. As of December 31, 2000, the Company has completed purchases totaling $103,367, and expects to meet the required purchase milestones for the remainder of the procurement agreement. If the Company does not meet the required intermediate purchase milestones, the Company will be required to provide cash settlement in an amount equal to the shortfall. Such cash settlements may be applied to future purchases during the commitment period. If the Company does not purchase $350 million of products and services from Lucent and its affiliates by December 31, 2002, the Company will be required to provide cash settlement in an amount equal to the cumulative shortfall.


10. FEDERAL INCOME TAXES:

The Company accounts for income tax under the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events which have been recognized in the Company's financial statements. The Company had approximately $460,000 and $220,000 of net operating loss carryforwards for federal income tax purposes at December 31, 2000 and 1999, respectively. The net operating loss carryforwards will begin to expire in the years 2012 through 2019 if not previously utilized. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 2000 and 1999, due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management is able to determine that the realization of the deferred tax assets is more likely than not to occur. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

The Company's deferred tax assets and liabilities and the changes in those assets are:


                                                       2000             1999          Changes
                                                -----------      -----------      -----------
Start-up costs capitalized for tax purposes     $     1,503      $       514      $       989
Net operating loss carryforward                     172,903           75,736           97,167
Amortization of original issue discount              35,524           17,834           17,690
Depreciation                                        (20,226)         (10,253)          (9,973)
Allowance for doubtful accounts                       7,299            2,652            4,647
Accrued liabilities and other                         2,547            1,767              780
Valuation allowance                                (199,550)         (88,250)        (111,300)
                                                -----------      -----------      -----------
                                                $        --      $        --      $        --
                                                ===========      ===========      ===========

Amortization of the original issue discount on the Series B notes and the 12 7/8% notes as interest expense is not deductible in the income tax return until paid. Amortization of goodwill created in a stock acquisition is not deductible in the Company's income tax return; therefore, the effective income tax rate differs from the statutory rate.

Under existing income tax law, all operating expenses incurred prior to commencing principal operations and expansion into new markets are capitalized and amortized over a five-year period for tax purposes.


11. STOCK OPTION/STOCK INCENTIVE/STOCK PURCHASE PLANS:

At December 31, 2000, the Company had three stock-based compensation plans, the 1997 Nonqualified Stock Option Plan, the 1998 Stock Incentive Plan and the Employee Stock Discount Purchase Plan. The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and the related interpretations in accounting for the Company's plans. Had compensation cost for the Company's plans been determined based on the fair value of the options as of the grant dates for awards under the plans consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss applicable to common stock and net loss per share would have increased to the pro forma amounts indicated below. The Company utilized the following assumptions in calculating the estimated fair value of each option on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants:


                                       2000            1999            1998
                                 ----------      ----------      ----------
Dividend yield                           --%             --%             --%
Expected volatility                   109.9%           83.4%           89.1%
Expected life                           4.4             3.5             6.0
Risk-free interest rate:
   1997 Option Plan                    5.83%           5.70%           5.63%
   1998 Stock Incentive Plan           5.83%           5.70%           4.70%
                                 ----------      ----------      ----------


                                                              2000             1999             1998
                                                       -----------      -----------      -----------
Net loss applicable to common stock--as reported       $  (277,567)     $  (214,868)     $  (258,460)
Net loss applicable to common stock--pro forma         $  (407,506)        (228,839)        (259,797)
Net loss per share, basic and diluted--as reported           (2.58)           (2.37)           (7.02)
Net loss per share, basic and diluted--pro forma             (3.78)           (2.52)           (7.05)
                                                       -----------      -----------      -----------


1997 Nonqualified Stock Option Plan And 1998 Stock Incentive Plan--Under the 1997 option plan, the Company granted options to key employees, a director and a consultant of the Company for an aggregate of 1,580,321 shares of common stock.

The Company will not grant options for any additional shares under the 1997 option plan.

Under the 1998 stock incentive plan, the Company may grant options to certain employees, directors, advisors and consultants of the Company. The 1998 stock incentive plan provides for issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee of the Board of Directors deems consistent with the purposes of the 1998 stock incentive plan. The Company has 23,590,841 shares of common stock reserved for issuance under the 1998 stock incentive plan at December 31, 2000.

Options granted under both plans generally have a term of six years and vest over a three-year period and the Compensation Committee of the Board of Directors administers both option plans.

A summary of the status of the 1997 option plan as of December 31, 2000, 1999 and 1998 is presented in the table below:


                                                  December 31, 2000           December 31, 1999             December 31, 1998
                                       ----------------------------  --------------------------  ----------------------------
                                                           Weighted                    Weighted                      Weighted
                                                            Average                     Average                       Average
                                            Shares   Exercise Price      Shares  Exercise Price       Shares   Exercise Price
                                       -----------   --------------  ----------  --------------  -----------   --------------

Outstanding, beginning of period         1,088,283    $       1.7     1,340,344    $      1.82       282,666    $      1.65
Granted                                         --             --            --             --     1,297,655           1.84
Exercised                                 (334,216)          1.76      (155,686)          1.84            --             --
Forfeited                                  (17,657)          1.89       (96,375)          2.15      (239,977)          1.73
                                       -----------    -----------   -----------    -----------   -----------    -----------
Outstanding, end of period                 736,250           1.80     1,088,283           1.79     1,340,344           1.82
                                       ===========    ===========   ===========    ===========   ===========    ===========
   Options exercisable at period-end       586,485                      523,301                                      66,718
                                       ===========    ===========   ===========    ===========   ===========    ===========
Weighted average fair value
   of options granted                  $        --                  $        --                  $      1.44
                                       ===========    ===========   ===========    ===========   ===========    ===========

The following table sets forth the range of exercise prices and weighted average remaining contractual life at December 31, 2000 under the 1997 option plan:


                                                    Options Outstanding                   Options Exercisable
-----------------------------------------------------------------------     ---------------------------------
                                            Weighted           Weighted                              Weighted
                           Number            Average            Average            Number             Average
Exercise Price          of Shares   Contractual Life     Exercise Price         of Shares      Exercise Price
--------------     --------------   ----------------     --------------     --------------     --------------
$         1.65            562,445                3.1     $         1.65            453,958     $         1.65
          2.31            173,806                3.2               2.31            132,527               2.31
--------------     --------------     --------------     --------------     --------------     --------------
                          736,250                                                  586,485
--------------     --------------     --------------     --------------     --------------     --------------

A summary of the status of the 1998 stock incentive plan as of December 31, 2000, 1999 and 1998 is presented in the table below:


                                                  December 31, 2000               December 31, 1999                December 31, 1998
                                      -----------------------------    ----------------------------     ----------------------------
                                                           Weighted                        Weighted                         Weighted
                                                            Average                         Average                          Average
                                           Shares    Exercise Price         Shares   Exercise Price          Shares   Exercise Price
                                      -----------    --------------    -----------   --------------     -----------   --------------
Outstanding, beginning of period        6,428,607      $     26.66         593,717      $      6.70              --      $        --
Granted                                16,501,538            33.27       6,723,866            28.04         650,062             6.72
Exercised                                (366,604)           11.47         (42,555)            6.47              --               --
Forfeited                              (2,218,441)           50.19        (846,421)           24.63         (56,345)            6.86
                                      -----------      -----------     -----------      -----------     -----------      -----------
Outstanding, end of period             20,345,100            29.73       6,428,607            26.66         593,717             6.70
                                      ===========      ===========     ===========      ===========     ===========      ===========
Options exercisable at period-end       2,184,113                          140,779                               --
                                      ===========      ===========     ===========      ===========     ===========      ===========
Weighted average fair value
   of options granted                 $     26.38                      $     24.56                      $      5.04
                                      ===========      ===========     ===========      ===========     ===========      ===========

The following table sets forth the exercise prices and weighted average remaining contractual life at December 31, 2000 under the 1998 stock incentive plan:


                                                                     Options Outstanding                Options Exercisable
                ------------------------------------------------------------------------         --------------------------
                                                               Weighted         Weighted                           Weighted
                       Range of                Number           Average          Average            Number          Average
                Exercise Prices             of Shares  Contractual Life   Exercise Price         of Shares   Exercise Price
                ---------------             ---------  ----------------   --------------         ---------   --------------
                  $0.00 - 19.99               977,537               4.1          $  4.26           523,470          $  4.06
                  10.00 - 14.99             8,944,056               5.7            14.00            72,535            13.24
                  15.00 - 34.99             1,106,323               4.5            22.25           245,045            16.66
                  35.00 - 39.99             3,782,403               4.2            35.47         1,294,532            35.36
                  40.00 - 59.99             2,376,708               5.4            46.49            35,098            52.76
                  60.00 - 79.99             3,158,073               4.9            65.29            13,433            77.26
                                           20,345,100                                            2,184,133

As the estimated fair market value of the Company's common stock (as implied by the initial public offering price) exceeded the exercise price of certain options granted during 1998 and 1997, the Company recognized deferred compensation of $7,635 and $2,031 at December 31, 1998 and 1997, respectively, of which $2,889, $3,004 and $2,581 was amortized to expense during the year ended December 31, 2000, 1999 and 1998, respectively. In 1998, the Company reversed $599 of unamortized deferred compensation related to options forfeited.

In February 1999, the Company granted employee stock options under the 1998 stock incentive plan with an exercise price below market value at the date of grant. A deferred compensation charge of $6,807 was recognized, and $2,269 and $2,080 has been amortized to expense at December 31, 2000 and 1999, respectively.

During 2000, the Company recognized a deferred compensation charge of $957 as a result of an exchange of unvested stock options of acquired businesses (see Note
3) for employee stock options under the Company's 1998 stock incentive plan. $96 has been amortized to expense at December 31, 2000.

In November 2000, the Company granted non-qualified, outperform stock options to certain key employees under the 1998 stock incentive plan. These outperform options are notated as such due to the nature of the options in which the ultimate number and exercise price of the options are dependent on the performance of the Company's exchange-traded stock price relative to the performance of the NASDAQ 100 Index. As the number of options and the exercise price were not fixed at the date of grant, the Company will account for these options using variable plan accounting under APB No. 25. This accounting will require the Company to measure and record compensation ratably from the date of grant until the options are exercised. The outperform stock options vest in equal quarterly amounts through November 2001 and generally expire on March 31, 2003. If the Company's exchange-traded stock price outperforms the NASDAQ 100 Index on a go-forward basis, it is possible that the Company could have material compensation charges in future periods related to unexercised outperform stock options. At December 31, 2000, the Company recorded a deferred compensation charge of $12,128 and compensation expense of $2,106 through that date.

Employee Stock Discount Purchase Plan--The Company's stock purchase plan is intended to give employees a convenient means of purchasing shares of common stock through payroll deductions. Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 85% of the lower of the closing price of the Company's common stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The Company has 3,203,265 shares of common stock reserved for issuance under the stock purchase plan at December 31, 2000. During 2000 and 1999, 109,727 and 145,574 shares were issued under the stock purchase plan for proceeds of $4,409 and $1,468, respectively. As of December 31, 1998, no shares had been issued under the stock purchase plan. As of December 31, 2000, participants have contributed $1,557, which will be used to purchase 82,270 shares in January 2000. The Compensation Committee of the Board of Directors administers the stock purchase plan.


12. LONG-TERM SALES CONTRACT:

During 2000, the Company signed a long-term contract to provide data services to Genuity Solutions, Inc., a network service provider and operator of a nationwide Internet network. This contract establishes Genuity as the Company's largest customer. Total revenues from Genuity for the year ended December 31, 2000 were $22,274.